Nourishing Potential

Potash Corporation of Saskatchewan Inc.
Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular

Annual and Special Meeting May 12, 2015





Potash Corporation of Saskatchewan Inc.

February 20, 2015

Dear Shareholder:

The Board and management are pleased to invite you to join us at the Corporation's twenty-sixth annual meeting, which will be held at 3:30 p.m. (Central Standard Time) on Tuesday, May 12, 2015 at the Radisson Hotel, Michelangelo A, 405-20th Street East, Saskatoon, Saskatchewan, Canada.

The Annual and Special Meeting is your opportunity to hear first-hand about our performance and plans for the future and also to consider and vote on a number of important matters. We hope that you can join us in person. We will also webcast the meeting on our website at www.potashcorp.com.

The accompanying Management Proxy Circular describes the business to be conducted at the meeting and provides information on PotashCorp's approach to executive compensation and governance practices. We value your views and encourage you to read the Management Proxy Circular in advance of the meeting. At the meeting members of management and our Board of Directors will be present and you will have the opportunity to meet with them and ask questions.

Your participation in voting at the meeting is important to us. You can vote by attending in person, or alternatively by telephone, via the Internet or by completing and returning the enclosed proxy or voting information form. Please refer to the "About Voting" and "How to Vote" sections of the accompanying Management Proxy Circular for further information.

The Board and management look forward to your participation at the meeting and thank you for your continued support.

Sincerely,

DALLAS J. HOWE
Board Chair

JOCHEN E. TILK
President and
Chief Executive Officer

Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan Canada S7K 7G3



PotashCorp

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (such meeting and any adjournments and postponements thereof referred to as the "Meeting") of shareholders of Potash Corporation of Saskatchewan Inc. (the "Corporation"), a corporation organized under the laws of Canada, will be held on:

Tuesday, May 12, 2015
3:30 p.m. (Central Standard Time)
Radisson Hotel, Michelangelo A
405 — 20th Street East
Saskatoon, Saskatchewan
Canada S7K 6X6

for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2014 and the report of the auditors thereon;
2. to elect the Board of Directors of the Corporation for 2015;
3. to appoint auditors of the Corporation for 2015;
4. to consider and, if deemed appropriate, adopt, with or without variation, a resolution authorizing the Corporation to implement a new performance option plan which is attached as Appendix B to the accompanying Management Proxy Circular;
5. to consider and approve, on an advisory basis, a resolution accepting the Corporation's approach to executive compensation;
6. to consider and, if deemed appropriate, adopt, with or without variation, a resolution confirming amendments to the Corporation's general by-law;
7. to consider a shareholder proposal; and
8. to transact such other business as may properly come before the Meeting.

This Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular are available on the Corporation's website (www.potashcorp.com).

Shareholders who are unable to attend the Meeting are encouraged to complete, sign and return the enclosed proxy form. To be valid, proxies must be received by the Corporation's transfer agent, CST Trust Company, at its Toronto office no later than 3:30 p.m. (Central Standard Time) on Friday, May 8, 2015, or if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes.

DATED at Saskatoon, Saskatchewan this 20th day of February, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph A. Podwika

JOSEPH A. PODWIKA
Secretary

POTASH CORPORATION OF SASKATCHEWAN INC.

SUITE 500, 122 — 1st AVENUE SOUTH, SASKATOON, SK CANADA S7K 7G3

What's Inside

Introduction

Management of Potash Corporation of Saskatchewan Inc. ("PotashCorp" or the "Corporation") is providing this Management Proxy Circular to solicit proxies for the Annual and Special Meeting on May 12, 2015 (such meeting and any adjournments and postponements thereof, the "Meeting").

Common Shares Outstanding

As at February 20, 2015, 831,300,039 common shares in the capital of the Corporation (the "Shares") were outstanding. The Shares trade under the symbol "POT" on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE").

Record Date and Entitlement to Vote

Each shareholder of record at the close of business on March 16, 2015 (the "Record Date") will be entitled to vote at the Meeting the Shares registered in his or her name on that date. Each Share carries the right to one vote for each director nominee and one vote on each other matter voted on at the Meeting.

Holders of 10% or More Shares

Other than as described below, to the knowledge of the Corporation's directors and officers, no person or company owns or exercises control or direction over more than 10% of the outstanding Shares.

Based on a Schedule 13G filed on February 13, 2015 with the United States Securities and Exchange Commission (the "SEC"), Capital World Investors beneficially owns 85,298,200 Shares representing approximately 10.2% of the outstanding Shares.

Additional Information

Financial information relating to the Corporation is contained in its comparative financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the fiscal year ended December 31, 2014.

Additional information relating to the Corporation that is not contained in this Management Proxy Circular, including the Corporation's Annual Report on Form 10-K for the year ended December 31, 2014 (the "Form 10-K"), together with any document incorporated by reference therein, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Copies may be obtained, free of charge, upon request from the Corporate Secretary, Potash Corporation of Saskatchewan Inc., Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

Currency

Except as otherwise stated, all dollar amounts are expressed in United States dollars.

Date of Information

Except as otherwise stated, the information contained in this Management Proxy Circular is given as of February 20, 2015.

About Voting

Proxy Solicitation

Management of the Corporation is soliciting proxies of all Registered and Beneficial (Non-Registered) Shareholders ("Beneficial Shareholders") primarily by mail and electronic means, supplemented by telephone or other contact by employees of the Corporation (who will receive no additional compensation), and all such costs will be borne by the Corporation. We have retained the services of D.F. King Canada (the "Proxy Solicitation Agent") to solicit proxies in Canada and in the United States at an estimated cost of Cdn$26,000.

This Management Proxy Circular and related proxy materials are being sent to both Registered and Beneficial Shareholders. The Corporation does not send proxy-related materials directly to Beneficial Shareholders and is not relying on the notice-and-access provisions of securities laws for delivery to either Registered or Beneficial Shareholders. The Corporation will deliver proxy-related materials to nominees, custodians and fiduciaries, and they will be asked to promptly forward them to Beneficial Shareholders. If you are a Beneficial Shareholder, your nominee should send you a voting instruction form or proxy form along with this Management Proxy Circular. The Corporation has elected to pay for the delivery of our proxy-related materials to objecting Beneficial Shareholders.

If you have any questions about the information contained in this Management Proxy Circular or require assistance in voting your Shares, please contact the Proxy Solicitation Agent toll-free in North America at 1-800-835-0437 or by email at inquiries@dfking.com.

Voting

If you hold Shares as of the Record Date you may vote on six items:

(1) the election of nominees to the Corporation's Board of Directors (the "Board");

(2) the appointment of auditors of the Corporation;

(3) a resolution authorizing the Corporation to implement a new performance option plan (the "2015 Performance Option Plan");

(4) an advisory resolution accepting the Corporation's approach to executive compensation;

(5) a resolution confirming amendments to the Corporation's general by-law (the "By-Law"); and

(6) a shareholder proposal.

The Board and management recommend that you vote **FOR** each of the director nominees listed in this Management Proxy Circular, **FOR** items (2), (3), (4) and (5) and **AGAINST** item (6).

Unless otherwise noted, all matters to be considered at the Meeting will be determined by a majority of votes cast at the Meeting in person or by proxy.

Quorum

In accordance with amendments to the Corporation's By-Law adopted by the Board on February 20, 2015, a quorum for the Meeting shall be two or more persons present and holding or representing by proxy not less than 33.33% of the total number of outstanding Shares.

Proxy Voting

The persons named in the proxy form must vote or withhold from voting your Shares in accordance with your instructions on the proxy form. Signing the proxy form gives authority to Mr. Dallas J. Howe, Mr. Jochen E. Tilk, Mr. Wayne R. Brownlee or Mr. Joseph A. Podwika, each of whom is either a director or officer of the Corporation, to vote your Shares at the Meeting in accordance with your voting instructions.

In the absence of such instructions, however, your Shares will be voted as follows:

(1) **FOR the election to the Board of each of the nominees listed on the Corporation's proxy form;**

(2) **FOR the appointment of Deloitte LLP as auditors of the Corporation until the close of the next annual meeting;**

(3) **FOR the resolution authorizing the Corporation to implement the 2015 Performance Option Plan;**

(4) **FOR the advisory resolution accepting the Corporation's approach to executive compensation;**

(5) **FOR the resolution confirming amendments to the By-Law;**

(6) **AGAINST the shareholder proposal; and**

(7) **FOR management proposals generally.**

A proxy must be in writing and must be executed by you or by an attorney duly authorized in writing or, if the shareholder is a corporation or other legal entity, by an officer or attorney duly authorized. A proxy may also be completed over the telephone or over the Internet. To be valid your proxy must be received by our transfer agent, CST Trust Company, at its Toronto office no later than 3:30 p.m. (CST) on Friday, May 8, 2015. Please see "How to Vote" on page 3 for further information.

Amendments and Other Matters

The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly come before the Meeting.

As of the date of this Management Proxy Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Transfer Agent

You can contact CST Trust Company, the Corporation's transfer agent as follows:

By Telephone:

1-800-387-0825 (toll-free within Canada and the United States)
or
1-416-682-3860 (from any country other than Canada or the United States)

By Fax:

1-514-985-8843 (all countries)

By Mail:

P.O. Box 700
Station B
Montreal, Quebec, Canada H3B 3K3

Through the Internet:

www.canstockta.com

How to Vote

REGISTERED SHAREHOLDER VOTING

You are a Registered Shareholder if your Shares are held in your name and you have a share certificate. The enclosed proxy form indicates whether you are a Registered Shareholder.

Voting Options

 In person at the Meeting; or

🖹 By proxy:

    ☎ By Telephone or Fax; or

    ✉ By Mail; or

    🖥 On the Internet.

See below for details on each option.

Voting in Person

If you wish to vote in person at the Meeting, do not complete or return the proxy form. Please register with the transfer agent, CST Trust Company, when you arrive at the Meeting.

Voting by Proxy

Registered Shareholders have four options to vote by proxy:

(a) By Telephone (only available to Registered Shareholders resident in Canada or the United States):

Call 1-888-489-5760 from a touch-tone phone and follow the instructions. You will need the control number located on the enclosed proxy form. You do not need to return your proxy form.

(b) By Fax:

Complete, date and sign the enclosed proxy form and return it by fax to 1-866-781-3111 (toll-free within Canada and the United States) or 1-416-368-2502 (from any country other than Canada or the United States).

(c) By Mail

Complete, date and sign the enclosed proxy form and return it in the envelope provided.

(d) On the Internet

Go to www.cstvotemyproxy.com and follow the instructions on screen. You will need the control number located on the enclosed proxy form. You do not need to return your proxy form.

At any time, CST Trust Company may cease to provide telephone and Internet voting, in which case Registered Shareholders can elect to vote by mail or by fax, as described above.

The persons already named in the enclosed proxy are either directors or officers of the Corporation. Please see "About Voting

— Proxy Voting" on page 1. **You have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the Meeting.** If you wish to do so, please strike out the four printed names appearing on the proxy form, and insert the name of your chosen proxyholder in the space provided on the proxy form.

If you decide to vote by telephone or on the Internet, you cannot appoint a person to vote your Shares other than our directors or officers whose printed names appear on the proxy form.

It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your Shares.

Deadlines for Voting

(a) *Attending the Meeting —* If you are planning to attend the Meeting and wish to vote your Shares in person at the Meeting, your vote will be taken and counted at the Meeting.

(b) *Using the Proxy Form —* If you are voting using the proxy form, your proxy form should be received at the Toronto office of CST Trust Company by mail or fax no later than 3:30 p.m. (CST) on Friday, May 8, 2015 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes.

(c) *Telephone or Internet —* If you are voting your proxy by telephone or on the Internet, your vote should be received by CST Trust Company no later than 3:30 p.m. (CST) on Friday, May 8, 2015.

Revoking Your Proxy

As a Registered Shareholder who has voted by proxy, you may revoke it by timely voting again in any manner (telephone, fax, mail or Internet), or by depositing an instrument in writing (which includes another proxy form with a later date) executed by you or by your attorney authorized in writing with our Corporate Secretary at Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3, at any time up to and including the last business day preceding the date of the Meeting (or any adjournment or postponement, if the Meeting is adjourned or postponed), or by depositing it with the Chairman of the Meeting before the Meeting starts or any adjournment or postponement continues. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. In addition, participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you in respect of business covered by that vote.

BENEFICIAL SHAREHOLDER VOTING

You are a Beneficial Shareholder if your Shares are held in a nominee's name such as a bank, trust company, securities broker or other nominee. Typically, the proxy form or voting instruction form sent or to be sent by your nominee indicates whether you are a Beneficial Shareholder.

Voting Options

✋ In person at the Meeting; or

📄 By voting instructions.

See below for details on each option.

Voting in Person

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the instructions of your nominee.

Beneficial Shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of the transfer agent, CST Trust Company, at the table identified as "Beneficial Shareholders". Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

Voting Instructions

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or will have already received, a request for voting instructions or a proxy form for the number of Shares held by you.

Each nominee has its own procedures, which you should carefully follow to ensure that your Shares are voted at the Meeting. These procedures generally allow voting in person or by proxy (telephone, fax, mail or on the Internet). Beneficial Shareholders should contact their nominee for instructions in this regard.

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxyholder. To do this, please follow the procedures of your nominee carefully. The persons already named in the proxy form are either directors or officers of the Corporation. Please see "About Voting — Proxy Voting" on page 1.

It is important to ensure that any other person you appoint is either attending the Meeting in person or returning a proxy reflecting your instructions and is aware that his or her appointment has been made to vote your Shares.

Deadline for Voting

(a) **Attending the Meeting —** If you are planning to attend the Meeting and wish to vote your Shares in person at the Meeting, your vote will be taken and counted at the Meeting.

(b) **Voting Instructions —** Every nominee has its own procedures which you should carefully follow to ensure that your Shares are voted at the Meeting.

If voting by voting instructions, your nominee must receive your voting instructions in sufficient time for your nominee to act on it. For your vote to count, it must be received by CST Trust Company at its Toronto office no later than 3:30 p.m. (CST) on Friday, May 8, 2015 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes.

Revoking Voting Instructions

To revoke your voting instructions, follow the procedures provided by your nominee.

Business of the Meeting

Financial Statements

The Consolidated Financial Statements for the fiscal year ended December 31, 2014 are included in the Form 10-K filed with the SEC and the Canadian Securities Administrators (the "CSA").

Nominees for Election to the Board of Directors

The 11 nominees proposed for election as directors of the Corporation are listed on page 7. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the election to the Board of each of the nominees listed on the Corporation's proxy form. If, for any reason, at the time of the Meeting any of the nominees listed on the Corporation's proxy form are unable to serve, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees. Alternatively, the Board may determine to reduce the size of the Board.

The Board unanimously recommends that shareholders vote FOR the election of each of the nominees listed on the Corporation's proxy form. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the election of each of the Corporation's nominees listed herein.

Appointment of Auditors

At the Meeting, shareholders will be asked to vote to reappoint the firm of Deloitte LLP, the present auditors of the Corporation, as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation.

The Audit Committee recently recommended the reappointment of Deloitte LLP after conducting a competitive selection process with respect to the Corporation's external audit services, as discussed in the "Report of the Audit Committee and Appointment of Auditors" beginning on page 25.

The Board unanimously recommends that shareholders vote FOR the reappointment of Deloitte LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the reappointment of Deloitte LLP as auditors of the Corporation.

Adoption of the 2015 Performance Option Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, adopt, with or without variation, the following resolution authorizing the Corporation to implement the

2015 Performance Option Plan, which has been approved by the Board and is attached as Appendix B to this Management Proxy Circular:

"Resolved that:

1. *the 2015 Performance Option Plan is hereby adopted and approved by the shareholders of the Corporation; and*

2. *any officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to do such things and to take such actions as may be necessary or desirable to carry out the intent of the foregoing resolution and the matters authorized thereby."*

The Board unanimously recommends that shareholders vote FOR the resolution to authorize the Corporation to implement the 2015 Performance Option Plan. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the resolution to authorize the Corporation to implement the 2015 Performance Option Plan.

Advisory Vote on Executive Compensation

The Board has spent considerable time and effort defining and implementing its executive compensation program and believes that its program achieves the goal of maximizing long-term shareholder value while attracting, engaging and retaining world-class talent. At the 2014 annual and special meeting (the "2014 Annual Meeting"), PotashCorp's approach to executive compensation was approved by 96.55% of the Shares voted on the advisory "Say on Pay" resolution.

For further information regarding the Corporation's approach to executive compensation and its shareholder outreach program, please see the "Report of the CG&N Committee" and "Compensation" sections of this Management Proxy Circular beginning on pages 29 and 36, respectively.

As this is an advisory vote, the results will not be binding upon the Board or the Corporation. However, the Board will take the results of the advisory vote into account, as appropriate, when considering future executive compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on executive compensation related matters. In the event that a significant number of shareholders oppose the resolution, the Board expects to consult with shareholders to understand their concerns and will review the Corporation's approach to executive compensation in the context of these concerns.

The Board proposes that you indicate your support for the Corporation's approach to executive compensation disclosed in this Management Proxy Circular by voting in favor of the following advisory resolution:

"RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation's Management Proxy Circular delivered in advance of the 2015 Annual and Special Meeting of Shareholders."

The Board unanimously recommends that shareholders vote FOR the approach to executive compensation disclosed in this Management Proxy Circular. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the advisory resolution.

By-Law Amendments

On February 20, 2015, the Board, on the recommendation of the Corporate Governance and Nominating ("CG&N") Committee, adopted certain amendments to the By-Law.

The following is an overview only of the provisions of the amendments to the By-Law and is qualified by reference to the full text of the amended By-Law attached as Appendix C to this Management Proxy Circular (which is a blackline version of the amended By-Law reflecting the amendments). The full-text of the amended By-Law has been filed with the CSA under PotashCorp's profile on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov/edgar.shtml.

The amendments to the By-Law provide for:

• the adoption of advance notice requirements for nominations of directors by shareholders;

• an increase to the quorum requirement for meetings of shareholders from a person or persons present and holding or representing by proxy not less than five percent (5%) of the total number of issued shares of the Corporation having voting rights at such meeting to two or more persons holding or representing not less than thirty three and a third percent (33.33%) of the total number of issued shares of the Corporation having voting rights;

• elimination of the chairman being entitled to a second or casting vote in the event of equal votes at a meeting of shareholders; and

• explicit authorization for the Corporation to send by electronic means notices and other documentation to shareholders, including materials relating to future meetings of shareholders, where permitted by law, by way of "notice-and-access".

The amendments were adopted in light of evolving governance practices. In particular, the Board believes that the adoption of advance notice requirements for nominations of directors by shareholders provides a clear and transparent process for all shareholders who intend to nominate directors at a shareholders'

meeting, by providing a reasonable time frame for shareholders to notify the Corporation of their intention to nominate directors (in the case of an annual meeting of shareholders, not less than 30 days before the date of the meeting) and by requiring nominating shareholders to disclose information concerning the proposed nominees. The Board will be able to evaluate the proposed nominees' qualifications and suitability as directors and respond as appropriate in the best interests of the Corporation.

The advance notice requirements are also intended to facilitate an orderly and efficient meeting process. The advance notice requirements do not interfere with the ability of shareholders to requisition a meeting or to nominate directors by way of a shareholder proposal in accordance with the *Canada Business Corporations Act* ("CBCA").

The amendments to the By-Law are in effect until they are confirmed, confirmed as amended or rejected by shareholders at the Meeting, and if confirmed, will continue in effect. Accordingly, shareholders are being asked to confirm the amendments to the By-Law at the Meeting so that the amendments will continue in effect.

The resolution to confirm the amendments to the By-Law is as follows:

"Resolved that:

1. *the amendments to the Corporation's General By-Law, in the form adopted by the Board of Directors of the Corporation on February 20, 2015 and attached as Appendix C to this Management Proxy Circular, be and are hereby confirmed as amendments to the Corporation's General By-Law; and*

2. *any officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to do such things and to take such actions as may be necessary or desirable to carry out the intent of the foregoing resolution and the matters authorized hereby."*

The Board unanimously recommends that shareholders vote FOR the resolution to confirm the amendments to the By-Law as described in this Management Proxy Circular. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the resolution confirming the amendments to the By-Law.

Shareholder Proposal

A proposal has been submitted by shareholders for consideration at the Meeting. Such proposal and the Board's response thereto are set forth in Appendix D attached to this Management Proxy Circular.

The Board unanimously recommends that shareholders vote AGAINST the shareholder proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **AGAINST** the shareholder proposal.

Director Nominees

Introduction

The articles of the Corporation provide that the Board shall consist of a minimum of six directors and a maximum of twenty directors, with the actual number to be determined from time to time by the Board. The Board has determined that, at the present time, the appropriate number of directors is 11.

Proxies solicited, unless otherwise specified, will be voted for each of the nominees set out below (or for substitute nominees in the event of contingencies not known at present) who will, subject to the By-Law and applicable corporate law, hold office until the next annual meeting of shareholders or until their successors are elected or appointed in accordance with the By-Law or applicable law.

Nominees

The 11 individuals being nominated for election in 2015 are:

Christopher M. Burley	Consuelo E. Madere
Donald G. Chynoweth	Keith G. Martell
John W. Estey	Jeffrey J. McCaig
Gerald W. Grandey	Jochen E. Tilk
C. Steven Hoffman	Elena Viyella de Paliza
Alice D. Laberge	

Dallas J. Howe and Mary Mogford will be retiring as directors at the expiry of their current terms and will not be standing for re-election at the Meeting. Mr. Howe has been a director since 1991 and has served as Board Chair since 2003. Ms. Mogford has been a director since 2001. The Corporation wishes to thank Mr. Howe and Ms. Mogford for their long service and wishes them the very best in their future endeavors.

The goal of the CG&N Committee is to assemble a Board with the appropriate background, knowledge, skills and diversity to effectively carry out its duties, including overseeing the Corporation's strategy and business affairs and foster an environment that allows the Board to constructively engage with and guide management.

For the CG&N Committee to recommend an individual for Board membership, candidates are assessed on their individual qualifications, diversity, experience and expertise and must exhibit the highest degree of integrity, professionalism, values and independent judgment.

The CG&N Committee is of the view that the above director nominees represent an appropriate mix of expertise and qualities required for the Board. See the following biographies for information on each director nominee's professional experience, background and qualifications on page 30 for information regarding their diverse skill set.

Independence

The Board has determined that all director nominees, except for Mr. Tilk and Ms. Viyella de Paliza, are independent. See pages 17 and 18 for details.

As President and Chief Executive Officer, Mr. Tilk is not independent. Ms. Viyella de Paliza is also not considered to be independent in light of a familial relationship with certain executives of a customer of the Corporation. However Ms. Viyella de Paliza has no direct or indirect interest in transactions between the Corporation and such customer and all transactions are completed on customary and arms-length trade terms. Ms. Viyella de Paliza provides a valuable contribution to the Board and her presence on the Board has not played any role in the Corporation's decision to transact business with such customer.

Majority Voting Policy

> **Any nominee who fails to receive a majority of votes cast will tender his/her resignation for consideration by the CG&N Committee**

In an uncontested election, any director nominee who fails to receive votes in favor of his or her election representing a majority of the Shares voted and withheld for the election of the director will tender his or her resignation for consideration by the CG&N Committee. Except in extenuating circumstances, it is expected that the CG&N Committee will recommend to the Board that the resignation be accepted and effective within a period of ninety days and that the action taken by the Board be publicly disclosed. To the extent possible, the CG&N Committee and Board members who act on the resignation shall be directors who have themselves received a majority of votes cast.

Biographies

The following biographies highlight the specific experience, attributes and qualifications of each nominee for director that led to the Board's conclusion that the person should serve as a director of the Corporation.

Specifically, the following table states their names and ages, all other positions and offices they have held with the Corporation, their present principal occupation or employment, their business experience over the last five years (including, where applicable, current and past directorships of public companies over the last five years), the period during which they have served as directors of the Corporation, their principal areas of expertise and their independence status. Also disclosed below is each nominee's current security holdings and their value of at-risk holdings as at February 20, 2015, the percentage of votes voted in favor of their election at last year's meeting and their overall Board and committee meeting attendance in 2014.

For further detailed information on director independence, attendance, at-risk holdings and compensation, please see the tables and narratives following the biographies under "About the Board" on page 15.



Christopher M. Burley
Age: 53
Calgary, Alberta, Canada
Director since 2009
Independent[1]

Mr. Burley is a Corporate Director and former Managing Director and Vice Chairman, Energy of Merrill Lynch Canada Inc., an investment banking firm. A graduate of the Institute of Corporate Directors' Education Program, he has 23 years of experience in the investment banking industry. He is Chairman of the board of directors of Parallel Energy Inc. and is a director of the United Way of Calgary and area.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Finance	Audit (Chair)
Investment Banking	CG&N
Governance	

2014 Board & Committee Meeting Attendance:	
Board: 12/12	Total Board & Committee Attendance: 100%
Audit: 9/9	
CG&N: 4/4	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
Parallel Energy Inc.	n/a

Ownership and Value of At-Risk Holdings[2]:	
As at February 20, 2015	Value of At-Risk Holdings: $1,440,137
Share Ownership: 30,000	
DSU Ownership: 8,944	
Stock Options: None	

Ownership Requirement Compliance: Yes	2014 Annual Meeting Votes in Favor: 94.69%



Donald G. Chynoweth
Age: 54
Calgary, Alberta, Canada
Director since 2012
Independent[1]

Mr. Chynoweth is Senior Vice President of SNC Lavalin O&M, one of the world's leading engineering and construction groups. He is a graduate of the University of Saskatchewan, with more than 31 years of management experience in business, politics, investment and business development. He is a graduate of the Institute of Corporate Directors' Education Program.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Global/International Commerce	Audit
Security	SH&E
Public Policy	

2014 Board & Committee Meeting Attendance:	
Board: 12/12	Total Board & Committee Attendance: 100%
Audit: 9/9	
SH&E: 4/4	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
n/a	AltaLink, L.P.

Ownership and Value of At-Risk Holdings[2]:	
As at February 20, 2015	
Share Ownership: 10,000	Value of At-Risk Holdings: $650,147
DSU Ownership: 7,581	
Stock Options: None	

Ownership Requirement Compliance: Yes	2014 Annual Meeting Votes in Favor: 94.67%



John W. Estey
Age: 64
Glenview, Illinois, USA
Director since 2003
Independent[(1)]

Mr. Estey is Chairman of the Board of S&C Electric Company, a global provider of equipment and services for electric power systems. He is a member of the Board of Governors of the National Electrical Manufacturers Association, a director of the Executives' Club of Chicago and Southwire Company and Past Chair of the Board of Trustees of the Adler Planetarium & Astronomy Museum.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Global/International Commerce Business Management Compensation Safety/Environmental	Compensation CG&N (chair)

2014 Board & Committee Meeting Attendance:	
Board: 12/12 Compensation: 5/5 CG&N: 4/4	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	
Present Boards: n/a	Past Boards: n/a

Ownership and Value of At-Risk Holdings[(2)]:	
As at February 20, 2015 Share Ownership: 3,000 DSU Ownership: 85,484 Stock Options: None	Value of At-Risk Holdings: $3,272,148

Ownership Requirement Compliance: Yes	2014 Annual Meeting Votes in Favor: 94.03%



Gerald W. Grandey
Age: 68
Saskatoon, Saskatchewan, Canada
Director since 2011
Independent[(1)]

Mr. Grandey was formerly Chief Executive Officer of Cameco Corporation, a Saskatoon-based uranium provider. He is a director of Canadian Oil Sands Limited, Rare Element Resources Ltd. and Sandspring Resources Ltd. Mr. Grandey is Chairman Emeritus on the board of directors of the World Nuclear Association. He also serves on the Dean's Advisory Council of the University of Saskatchewan's Edwards School of Business, the Board of Governors of the Colorado School of Mines Foundation and the board of directors of the Institute of Corporate Directors ("ICD"). Mr. Grandey is a former director of Centerra Gold Inc., Bruce Power and Inmet Mining Corporation.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Mining Industry Global/International Commerce Global Senior Executive Management	Compensation SH&E

2014 Board & Committee Meeting Attendance:	
Board: 12/12 Compensation: 5/5 SH&E: 4/4	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	
Present Boards: Canadian Oil Sands Limited Rare Element Resources Ltd. Sandspring Resources Ltd.	Past Boards: Cameco Corporation Centerra Gold Inc. Inmet Mining Corporation

Ownership and Value of At-Risk Holdings[(2)]:	
As at February 20, 2015 Share Ownership: 10,500 DSU Ownership: 18,220 Stock Options: None	Value of At-Risk Holdings: $1,062,082

Ownership Requirement Compliance: Yes	2014 Annual Meeting Votes in Favor: 94.18%



C. Steven Hoffman
Age: 66
Tampa, Florida, USA
Director since 2008
Independent[1]

Mr. Hoffman is a former senior executive of IMC Global Inc. With over 23 years of global fertilizer sales and marketing management experience, he retired as Senior Vice President and President, Sales and Marketing of IMC Global upon completion of the IMC Global and Cargill Fertilizer merger, which created the Mosaic Company. He is a former Chairman and President of the Phosphate Chemicals Export Association, Inc. and a former Chairman of Canpotex Limited.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Fertilizer/Mining/Chemical Industry Global Agriculture/International Commerce Business Management	SH&E (chair) Compensation

2014 Board & Committee Meeting Attendance:	
Board: 12/12 SH&E: 4/4 Compensation 5/5	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
  n/a
	Past Boards:
	  n/a

Ownership and Value of At-Risk Holdings[2]:	

As at February 20, 2015
  Share Ownership: 6,600
  DSU Ownership: 33,327
  Stock Options: None
	Value of At-Risk Holdings: $1,476,486

Ownership Requirement Compliance: Yes	2014 Annual Meeting Votes in Favor: 94.22%



Alice D. Laberge
Age: 58
Vancouver, British Columbia, Canada
Director since 2003
Independent[1]

Ms. Laberge is a Corporate Director and the former President, Chief Executive Officer and Chief Financial Officer of Fincentric Corporation, a global provider of software solutions to financial institutions. She was previously Senior Vice President and Chief Financial Officer of MacMillan Bloedel Limited. She is a director of the Royal Bank of Canada, Russel Metals Inc. and Silverbirch Holdings Inc. and has served as a director of Catalyst Paper Corporation and St. Paul's Hospital Foundation in Vancouver. She is also a member of the Board of Governors of the University of British Columbia.

Principal Areas of Expertise/Experience:	Board Committee Membership:
e-Commerce/Technology Finance/Accounting Compensation/Human Resources	Audit CG&N

2014 Board & Committee Meeting Attendance:	
Board: 12/12 CG&N: 4/4 Audit: 9/9	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
  Royal Bank of Canada
  Russel Metals Inc.
	Past Boards:
	  n/a

Ownership and Value of At-Risk Holdings[2]:	

As at February 20, 2015
  Share Ownership: 17,000
  DSU Ownership: 64,225
  Stock Options: None
	Value of At-Risk Holdings: $3,003,697

Ownership Requirement Compliance: Yes	2014 Annual Meeting Votes in Favor: 94.37%



Consuelo E. Madere
Age: 54
Destin, Florida, USA
Director since 2014
Independent[1]

Ms. Madere is a former executive officer of Monsanto Company, a leading global provider of agricultural products. Ms. Madere has over 30 years of domestic and global experience, spanning manufacturing, strategy, technology, business development, profit & loss responsibility and general management, and she retired from Monsanto Company as Vice President, Global Vegetables and Asia Commercial. Ms. Madere serves on the Strategic Planning Committee of the Hispanic Association on Corporate Responsibility and the Dean's Advisory Council of the Louisiana State University Honors College. Ms. Madere received her Masters of Business Administration from the University of Iowa, and her Bachelor of Science degree in Chemical Engineering from Louisiana State University. She has also been certified by the National Association of Corporate Directors ("NACD") as a Governance Fellow, and in 2013 attended the Stanford Director's College.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Global Agriculture Global/International Commerce Global Senior Executive Management	Audit SH&E

2014 Board & Committee Meeting Attendance[3]:	
Board: 7/7 SH&E: 2/2 Audit: 4/4	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
    n/a
	Past Boards:
	    n/a

Ownership and Value of At-Risk Holdings[2]:	

As at February 20, 2015
    Share Ownership: None
    DSU Ownership: 4,263
    Stock Options: None
	Value of At-Risk Holdings: $157,632

Ownership Requirement Compliance: Yes	2014 Annual Meeting Votes in Favor: 94.61%



Keith G. Martell
Age: 52
Saskatoon, Saskatchewan, Canada
Director since 2007
Independent[1]

Mr. Martell is Chairman and Chief Executive Officer of First Nations Bank of Canada, a Canadian chartered bank primarily focused on providing financial services to the Aboriginal marketplace in Canada. He is a chartered accountant, formerly with KPMG LLP. He is a director of the Canadian Chamber of Commerce and serves on the Dean's Advisory Council of the University of Saskatchewan's Edwards School of Business. He is a former director of the Public Sector Pension Investment Board of Canada, The North West Company Inc. and the Saskatoon Friendship Inn, and a former trustee of the North West Company Fund. He is also a trustee of Primrose Lake Trust.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Finance/Accounting First Nations Business Management	Audit Compensation (Chair)

2014 Board & Committee Meeting Attendance:	
Board: 11/12 Compensation: 5/5 Audit: 9/9	Total Board & Committee Attendance: 96%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
    n/a
	Past Boards:
	    The North West Company Inc.
	    North West Company Fund

Ownership and Value of At-Risk Holdings[2]:	

As at February 20, 2015
    Share Ownership: 3,800
    DSU Ownership: 24,163
    Stock Options: None
	Value of At-Risk Holdings: $1,034,076

Ownership Requirement Compliance: Yes	2014 Annual Meeting Votes in Favor: 94.08%



Jeffrey J. McCaig
Age: 63
Calgary, Alberta, Canada
Director since 2001
Independent[1]

Mr. McCaig is Chairman and Chief Executive Officer of the Trimac Group of Companies, a North American provider of bulk trucking and third-party logistics services. Prior to that, he practiced law, specializing in corporate financing and securities. He is Chairman and director of Bantrel Co., an engineering, procurement and construction company, a director of Orbus Pharma Inc.[4] and MEG Energy Corp and a director and co-owner of the Calgary Flames Hockey Club. Mr. McCaig is a former director of The Standard Life Assurance Company of Canada.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Transportation Industry Legal Business Management	Compensation SH&E

2014 Board & Committee Meeting Attendance:	
Board: 12/12 Compensation: 5/5 SH&E: 4/4	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	
Present Boards: MEG Energy Corp. Trimac Transportation Ltd.	Past Boards: Trimac Income Fund Orbus Pharma Inc.

Ownership and Value of At-Risk Holdings[2]:	
As at February 20, 2015 Share Ownership: 252,000 DSU Ownership: 116,094 Stock Options: None	Value of At-Risk Holdings: $13,612,111

Ownership Requirement Compliance: Yes	2014 Annual Meeting Votes in Favor: 89.52%



Jochen E. Tilk
Age: 51
Saskatoon, Saskatchewan, Canada
Director since 2014
Non-Independent[1]

Mr. Tilk came to PotashCorp after a 30-year career in the mining industry, most recently serving as President and CEO of Inmet Mining Corporation (2009-2013), a Canadian metals company with operations and projects in numerous countries around the world.

During his 24 years at Inmet, Mr. Tilk helped grow that company's market capitalization through asset optimization, organic growth and strategic acquisitions. He led a multi-billion dollar capital expenditure program — including new mine developments in Spain and Central America — and helped establish a portfolio of assets that was recognized as a leader in quality and cost. Mr. Tilk is a mining engineer and holds a Master's degree in engineering from the University of Aachen in Germany.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Mining Industry Global/International Commerce Global Senior Executive Management	None

2014 Board & Committee Meeting Attendance:	
Board: 6/6	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	
Present Boards: n/a	Past Boards: Inmet Mining Corporation

Ownership and Value of At-Risk Holdings[2]:	
As at February 20, 2015 Share Ownership: 385 DSU Ownership: [5] Stock Options: None	Value of At-Risk Holdings: [5]

Ownership Requirement Compliance: Yes	2014 Annual Meeting Votes in Favor: N/A



Elena Viyella de Paliza
Age: 60
Dominican Republic
Director since 2003
Non-Independent[1]

Ms. Viyella de Paliza is President of Inter-Quimica, S.A., a chemicals importer and distributor, Monte Rio Power Corp. and Jaraba Import, S.A., a subsidiary of Monte Rio Power Corp. She is a member of the board of the Inter-American Dialogue, EDUCA (Action for Education) and Universidad APEC. She was formerly the President of Indescorp, S.A.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Fertilizer Industry Finance/Business Management Global/International Commerce	SH&E

2014 Board & Committee Meeting Attendance:	
Board: 12/12 SH&E: 4/4	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:

Present Boards:	Past Boards:
n/a	n/a

Ownership and Value of At-Risk Holdings[2]:

As at February 20, 2015:	
Share Ownership: 57,000 DSU Ownership: 49,410 Stock Options: None	Value of At-Risk Holdings: $3,935,058

Ownership Requirement Compliance: Yes	2014 Annual Meeting Votes in Favor: 84.02%

(1) See "Director Independence and Other Relationships" on page 17 and "Director Independence" on pages 17 and 18.

(2) See "At-Risk" Investment and Year Over Year Changes" on pages 23 and 24 for additional detail.

(3) Ms. Madere was elected to the Board on May 15, 2014.

(4) Mr. McCaig is a director of Orbus Pharma Inc. ("Orbus"). On or about May 17, 2010, Orbus commenced proposal proceedings pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada) by filing a notice of intention to make a proposal. A proposal was submitted and approved by the creditors of Orbus on September 28, 2010 and approved by the court on October 18, 2010. The proposal was implemented in accordance with the terms and conditions approved by the creditors of Orbus and the court. During 2010, securities regulators for the Provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec issued cease trading orders in relation to the securities of Orbus for the failure by Orbus to timely file financial statements as well as related continuous disclosure documents. Such cease trade orders continue to be in effect. On January 25, 2012, the common shares of Orbus were delisted from TSX Venture Exchange at the request of Orbus.

(5) Mr. Tilk, who was appointed CEO in July 2014, is subject to the Corporation's executive share ownership requirements. For a discussion of Mr. Tilk's executive share ownership requirements and the value of his at-risk holdings see "Compensation — Compensation Discussion and Analysis — Executive Share Ownership Requirements" on pages 54 and 55.

About the Board

Overview

The Board's Charter (attached as Appendix E to this Management Proxy Circular) provides that the Board is responsible for the stewardship and oversight of management of the Corporation and its global business. The Board's principal duties include overseeing and approving the Corporation's business strategy and strategic planning process as well as approving policies, procedures and systems for implementing strategy and managing risk. The Board normally schedules eight meetings a year, including two dedicated meetings where risk management and corporate strategy are reviewed. Special meetings of the Board are convened as appropriate.

The Board exercises its duties directly and through its Committees. The Board has four standing committees: the Audit Committee, the CG&N Committee, the Safety, Health and Environment ("SH&E") Committee and the Compensation Committee. The reports of the Audit Committee, CG&N Committee, SH&E Committee and Compensation Committee can be found beginning on pages 25, 29, 34 and 36, respectively, each of which provide an overview of the respective committee's area of responsibilities and recent activities.

Core Values, Code of Conduct and Governance Principles

The Board has adopted the "PotashCorp Core Values and Code of Conduct", which sets out our core values: (a) we operate with integrity, (b) our overriding concern is the safety of people and the environment, (c) we listen to all PotashCorp stakeholders, (d) we seek continuous improvement, (e) we share what we learn and (f) we are accessible, accountable and transparent.

We expect all directors, officers, employees and representatives of PotashCorp, all of its subsidiaries and, where applicable, joint ventures, to comply with our Code of Conduct. The Code of Conduct, in line with our core values, contains principles and guidelines for ethical behavior in the following key areas:

- financial reporting and the maintenance of accurate books and records;
- commitment to safety, health and the environment;
- confidentiality;
- conflicts of interest;
- complying with the laws, rules and regulations in the countries and communities in which we operate;
- honesty and respectful workplaces;
- communications; and

- reporting violations of the Code of Conduct.

To assist with compliance and the achievement of best corporate governance practices, the Board has also adopted the PotashCorp Governance Principles. The Board is committed to establishing and following board governance principles that are designed to facilitate the successful exercise of each director's responsibilities to the Corporation. The Governance Principles contain principles and guidelines in the following key areas:

- Board independence and integrity;
- functions of the Board;
- Board committees;
- selection and composition of the Board;
- Board leadership;
- performance evaluation and compensation;
- meeting procedures;
- evaluation of CEO performance and succession planning;
- access to management and outside advisors; and
- communications from and with shareholders.

The PotashCorp Core Values and Code of Conduct and Governance Principles, together with other governance related documents, can be found on the Corporation's website, www.potashcorp.com, and are available in print to any shareholder who requests a copy.

Expectations of Directors

Each member of the Board is expected to act honestly and in good faith and to exercise business judgment that is in the Corporation's best interest.

In addition, pursuant to the PotashCorp Governance Principles each director is, among other things:

- bound by the PotashCorp Code of Conduct and expected to comply with the PotashCorp Governance Principles;
- expected to attend all meetings of the Board and the committees upon which they serve and to come to such meetings fully prepared (where a director's absence is unavoidable, the director should, as soon as practicable, contact the Board Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting);
- expected to participate in the Board, committee and related effectiveness evaluation program; and
- expected to take personal responsibility for and participate in continuing director education programs.

Board Meetings and Attendance of Directors

The following table provides a summary of the Board and Committee meetings held during fiscal 2014. Each individual director nominee's attendance record for such meetings, as applicable, is set forth above in their respective biographies. Overall, the director nominees attended 99.6% of applicable Board and committee meetings in 2014.

Type of Meeting Held	Number of Meetings
Board of Directors	12
Audit Committee	9
Compensation Committee	5
CG&N Committee	4
SH&E Committee	4

In an effort to provide directors with a more complete understanding of the issues facing the Corporation and in line with the Corporation's core values, directors are encouraged to attend committee meetings of which they are not a member. In addition to the committees of which he or she is a member, the Board Chair regularly attends other committee meetings. Mr. Howe, as Board Chair during 2014, attended all of the committee meetings held in 2014. At the invitation of the applicable committees, the CEO also attends all or a portion of many of the committee meetings.

Pursuant to the PotashCorp Governance Principles, the Board has adopted a policy of meeting in executive session, without management present, at each meeting of the Board. In practice, two such sessions occur at each meeting of the Board; one prior to the business of the meeting and one at the conclusion of the meeting. The Board has also adopted a policy of meeting in executive session, with only independent directors present, at each meeting of the Board. The presiding director at these executive sessions is the Board Chair or, in his or her absence, a director selected by majority vote of those directors present. Sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern. Each Committee of the Board also meets in executive session, without management present, at each meeting of the respective Committee. These policies were complied with for all meetings of the Board and each Committee in 2014.

Directors and new director nominees are also expected to attend each annual meeting of shareholders of the Corporation. Each director and nominee was present at the Corporation's 2014 Annual Meeting.

Board Tenure and Retirement Policy

Board Tenure



Tenure of Board Nominees at the Meeting

As at February 20, 2015, the Corporation's average Board tenure is 9.1 years. Following the Meeting, should all director nominees be elected, the average Board tenure will be 7.3 years.

Pursuant to the PotashCorp Governance Principles, directors should not generally stand for re-election after reaching the age of seventy years. At this time, the Board does not believe that arbitrary term limits are appropriate, nor does it believe that directors should expect to be re-nominated annually until they reach the normal retirement age established by the Board. On an ongoing basis a balance must be struck between ensuring that there are fresh ideas and viewpoints while not losing the insight, experience and other benefits of continuity contributed by longer serving directors. In light of recent developments, appropriate members of the Board have been tasked with reviewing the Corporation's current approach with respect to term limits and the Corporation's retirement policy.

Pursuant to the PotashCorp Governance Principles, the CEO must resign from the Board immediately upon retirement or otherwise resigning as CEO. Also, a director should offer to resign in the event of a change in principal job responsibilities or in the event of any other significant change in his or her circumstances, including one where continued service on the Board might bring the Corporation into disrepute. For greater certainty, a determination by the Board that a director is no longer independent shall be considered a significant change in such director's circumstances. The CG&N Committee will consider the change in circumstance and recommend to the Board whether the resignation should be accepted.

Director Independence and Other Relationships

	Committees (Number of Members)			
	Audit[1] (5)	Compensation[1] (6)	CG&N[1] (5)	SH&E[2] (6)
Management Director — Not Independent				
Jochen E. Tilk[3]				
William J. Doyle[3]				
Outside Director — Not Independent				
Elena Viyella de Paliza (family business relationship)				√
Outside Director — Independent				
Christopher M. Burley[4]	Chair		√	
Donald G. Chynoweth	√			√
John W. Estey		√	Chair	
Gerald W. Grandey		√		√
C. Steven Hoffman		√		Chair
Dallas J. Howe (Board Chair)[5]			√	
Alice D. Laberge[4]	√		√	
Consuelo E. Madere	√			√
Keith G. Martell[4]	√	Chair		
Jeffrey J. McCaig		√		√
Mary Mogford[5]	√		√	

(1) All members of the Audit, Compensation and CG&N Committees are independent in accordance with all applicable regulatory requirements and the charter of each such committee requires that each member of the respective committee be independent.

(2) A majority of the SH&E Committee members are independent.

(3) Mr. Tilk was appointed as President and Chief Executive Officer of the Corporation and to the Board in July 2014. Mr. Doyle resigned as President and Chief Executive Officer and a director of the Corporation in July 2014 and transitioned to the non-executive officer role of Senior Advisor.

(4) Audit Committee financial expert under the rules of the SEC.

(5) Mr. Howe, who is an independent director and Board Chair, will continue to serve as Board Chair and a member of the CG&N Committee until the expiration of his term as director at the Meeting. Ms. Mogford, who is an independent director, will continue to serve as a member of the CG&N Committee and as a member of the Compensation Committee until the expiration of her term as a director at the Meeting.

Director Independence

The Board has determined that all of the directors of the Corporation, and the proposed nominees, with the exception of Mr. Tilk and Ms. Viyella de Paliza, are independent within the meaning of the PotashCorp Governance Principles, National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), applicable rules of the SEC and the NYSE rules.

11 of 13, or 85% of the directors of the Corporation are independent

For a director to be considered independent, the Board must determine that the director does not have any material relationship with the Corporation, either directly or indirectly (e.g., as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Pursuant to the PotashCorp Governance Principles and the PotashCorp Core Values and Code of Conduct, directors and executive officers of the Corporation inform the Board as to their relationships with the Corporation and provide other pertinent information pursuant to questionnaires that they complete, sign and certify on an annual basis. The Board reviews such relationships under applicable director independence standards and in connection with the related person transaction disclosure requirements of Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934 (the "Exchange Act").

As permitted by the NYSE rules, the Board has adopted categorical standards (the "Categorical Standards") to assist it in making determinations of director independence. These standards are set out in the PotashCorp Governance Principles and are outlined in Schedule A to Appendix A of this Management Proxy Circular under "Independence Standards".

Mr. Tilk is the President and Chief Executive Officer of the Corporation and is therefore not independent.

Two of Ms. Viyella de Paliza's brothers are executive officers of Fertilizantes Santo Domingo, C. por A ("Fersan"), a fertilizer bulk blender and distributor of agrichemicals based in the Dominican Republic, which is a customer of the Corporation. In 2014, receipts and payments in the amount of approximately $23 million were transacted between the Corporation and Fersan, which exceeded 2% of Fersan's gross revenues in 2014. The transactions between the Corporation and Fersan in 2013 and 2012 also exceeded 2% of Fersan's gross revenues in such years. Although a former employee of Fersan, Ms. Viyella de Paliza has no direct or indirect interest in transactions between the Corporation and Fersan, and all such transactions are completed on normal trade terms. Even though she does not meet the aforementioned independence standards, Ms. Viyella de Paliza provides a valuable contribution to the Board through her industry knowledge and experience and international business perspective. Her presence on the Board has not played any role in the Corporation's decision to transact business with Fersan. The Corporation makes this decision on the basis of the best interests of the Corporation.

In determining the independence of its other directors, the Board evaluated business and other relationships that each director had with the Corporation. In doing so, it determined as immaterial (i) any relationships falling below the thresholds set forth in paragraph (c) of our Categorical Standards and not otherwise required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Exchange Act, including certain relationships of Mr. Chynoweth, Mr. Estey and Mr. McCaig; (ii) any relationships falling below the transaction thresholds or otherwise falling outside the scope of paragraph (d) of our Categorical Standards, including certain relationships of Mr. Howe, Mr. Estey and Mr. Martell; and (iii) any business relationship between the Corporation and an entity as to which the director in question has no relationship other than as a director thereof, including certain directorships of Ms. Laberge.

Mr. Doyle, until his resignation from the Board, was also not independent in light of his roles as the President and Chief Executive Officer of the Corporation.

Board Interlocks

In addition to the independence requirements, the Corporation has established an additional requirement that there shall be no more than two board interlocks at any given time. A board interlock occurs when two of the Corporation's directors also serve together on the board of another for-profit company. As of the date of this Management Proxy Circular, there are no board interlocks among the Board members.

Limitations on Other Board Service

The PotashCorp Governance Principles also contain limitations on the number of other directorships that directors and the CEO of the Corporation may hold. Directors who are employed as CEOs, or in other senior executive positions on a full-time basis, should not serve on more than two boards of public companies in addition to the Corporation's Board. Other directors should not serve on more than three boards of public companies in addition to the Corporation's Board. The CEO of the Corporation should not serve on the board of more than two other public companies and should not serve on the board of any other company where the CEO of that other company serves on the Corporation's Board. In all cases, prior to accepting an appointment to the board of any company, the CEO of the Corporation must review and discuss the appointment with the Board Chair of the Corporation and obtain Board approval.

Board, Committee & Director Assessment

Pursuant to the PotashCorp Governance Principles, the Board has adopted a six-part effectiveness evaluation program for the Board, each Committee and each individual director, which is summarized in the following table.

Review (Frequency)	By	Action	Outcome[1]
Full Board (Annual)	All Members of the Board	• Board members complete a detailed questionnaire which: (a) provides for quantitative ratings in key areas and (b) seeks subjective comment in each of those areas. • Responses are reviewed by the Chair of the CG&N Committee. • The Board also reviews and considers any proposed changes to the Board Charter.	• A summary report is prepared by the Chair of the CG&N Committee and provided to the Board Chair, the CG&N Committee and the CEO. • The summary report is reported to the full Board by the CG&N Committee Chair. • Matters requiring follow-up are identified and action plans are developed and monitored on a go-forward basis by the CG&N Committee.
Full Board (Periodic)	Management	• Members of senior management who regularly interact with the Board and/or its Committees are surveyed to solicit their input and perspective on the operation of the Board and how the Board might improve its effectiveness. • Survey includes a questionnaire and one-on-one interviews between the management respondents and the Chair of the CG&N Committee.	• Results are reported by the Chair of the CG&N Committee to the full Board.
Board Chair (Annual)	All Members of the Board	• Board members assess and comment on the Board Chair's discharge of his or her duties. The CEO provides specific input from his or her perspective, as CEO, regarding the Board Chair's effectiveness. • Individual responses are received by the Chair of the CG&N Committee.	• A summary report is prepared by the Chair of the CG&N Committee and provided to the Board Chair and the full Board. • The Board also reviews and considers any proposed changes to the Board Chair position description.
Board Committees (Annual)	All Members of each Committee	• Members of each Committee complete a detailed questionnaire to evaluate how well their respective Committee is operating and to make suggestions for improvement. • The Chair of the CG&N Committee receives responses and reviews them with the appropriate Committee Chair. • The Board reviews and considers any proposed changes to the Committee Charters.	• A summary report is prepared and provided to the Board Chair, the Chair of the CG&N Committee, the appropriate Committee and the CEO. The summary report for each Committee is then reported to the full Board by the appropriate Committee Chair. • The Committee Chair is expected to follow-up on any matters raised in the assessment and take action, as appropriate.
Committee Chair (Annual)	All Members of each Committee	• Members of each Committee assess and comment on their respective Committee Chair's discharge of his or her duties. • Responses are received by the Chair of the CG&N Committee and the Committee Chair under review.	• A summary report is provided to the appropriate Committee and to the full Board. • The Board reviews and considers any proposed changes to the Committee Chair position descriptions.
Individual Directors (Annual)	Each Director	• Each director formally meets with the Board Chair (and if desired, the Chair of the CG&N Committee) to engage in a full and frank discussion of any and all issues either wishes to raise, with a focus on maximizing each director's contribution to the Board and his or her respective Committees. • Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.	• The Board Chair employs a checklist, discussing both short- and long-term goals, and establishes action items for each director to enhance his or her personal contributions to the Board and to overall Board effectiveness. • The Board Chair shares peer feedback with each director as appropriate and reviews progress and action taken. • The Board Chair discusses the results of the individual evaluations with the Chair of the CG&N Committee and reports summary findings to the full Board.

[1]   Attribution of comments to specific individuals is generally only made if authorized by the individual.

Director Compensation

Approach to Director Compensation

As we look to director compensation, we have three goals:

1. recruit and retain qualified individuals to serve as members of our Board and contribute to our overall success;

2. align the interests of our Board and shareholders by requiring directors to own Shares and/or Deferred Share Units ("DSUs"), and receive up to 100% of their annual retainer in DSUs; and

3. pay competitively by positioning compensation at the median of the Comparator Group.

2014 Director Compensation Package

We establish director compensation after considering the advice of Towers Watson, our independent compensation consultant, with a view to establishing compensation at the median of the Comparator Group (see "Compensation — Compensation Discussion and Analysis — Compensation Principles" on page 44). Only non-employee directors (the "outside directors") are compensated for service on the Board. Due to the economic challenges faced in 2013, including the operating changes and workforce reductions we announced in December 2013, the Board determined not to grant any increase in director compensation for 2014.

The following table displays the compensation structure for 2014 for outside directors.

Outside Director – 2014 Compensation Structure	Fee
Board Chair retainer	$400,000
Director retainer	$200,000
Committee Chair retainers	
Audit Committee	$ 20,000
Compensation Committee	$ 20,000
CG&N Committee	$ 15,000
SH&E Committee	$ 15,000
Non-Chair Committee member retainer	$ 5,000
Travel fee (per day)	$ 500
Per diem for Committee meeting	$ 1,500[(1)]

(1) Each outside director who was a member of a Board Committee, including the CEO succession planning committee, other than the Board Chair, received a per diem fee of $1,500 for committee meetings he or she attended, provided such meetings were not held the same day as a Board meeting.

Stock-Based Compensation

Effective November 20, 2001, we adopted the Deferred Share Unit Plan (the "DSU Plan"), which allows outside directors to defer, in the form of DSUs, up to 100% of the annual retainer payable to him or her in respect of serving as a director that would otherwise be payable in cash. The DSU Plan is intended to enhance our ability to attract and retain highly qualified individuals to serve as directors and to promote a greater alignment of interests between such directors and our shareholders. Each DSU has an initial value equal to the market value of a Share at the time of deferral. The DSU Plan also provides for discretionary grants of DSUs, which the Board discontinued on January 24, 2007 in connection with an increase to the annual retainer.

Each DSU is credited to the account of an individual director and is fully vested at the time of grant, but is distributed only when the outside director ceases to be a member of the Board, provided that the director is neither our employee nor an employee of any of our subsidiaries. In accordance with elections made pursuant to the terms of the DSU Plan, the director will receive, within a specified period following retirement, a cash payment equal to the number of his or her DSUs multiplied by the applicable Share price at the date of valuation (reduced by the amount of applicable withholding taxes). While the Compensation Committee, with Board approval, has the discretion to distribute Shares in lieu of cash, the Compensation Committee and Board have determined that all distributions pursuant to the DSU Plan will be made in cash. DSUs earn dividends in the form of additional DSUs at the same rate as dividends are paid on Shares.

The number of DSUs credited to the director's account with respect to director retainer fees that the director elects to allocate to the DSU Plan is determined as of the last trading day of each calendar quarter and is equal to the quotient obtained by dividing (a) the aggregate amount of retainer fees allocated to the DSU Plan for the relevant calendar quarter by (b) the market value of a Share on such last trading day (determined on the basis of the closing price on the TSX for participants resident in Canada and on the basis of the closing price on the NYSE for all other participants).

In 2014, the following outside directors elected to receive all or a portion of their 2014 director retainer fees in the form of DSUs: Mr. Burley, Mr. Chynoweth, Mr. Estey, Mr. Grandey, Mr. Hoffman, Ms. Laberge, Ms. Madere, Mr. Martell and Mr. McCaig.

The outside directors were not granted any stock options in 2014 and have not been granted any stock options since the Board's decision in 2003 to discontinue stock option grants to outside directors.

Director Share Ownership Requirements

The Board believes that the economic interests of directors should be aligned with those of shareholders. By the time a director has served on the Board for five years, he or she must own Shares and/or DSUs with a value equal to at least five times the annual retainer paid to directors with at least one-half of such ownership requirement to be satisfied by the time a director has served on the Board for two and one-half years. The Board may make exceptions to these standards in particular circumstances.

If a director's Share ownership falls below the minimum requirements due to a decline in the Share price, such director will have three years to restore compliance. For purposes of determining compliance during this three-year period, the director's Shares are valued at the higher of cost or market value.

As of February 20, 2015, all of our directors were in compliance with the applicable requirements described above.

Other Benefits

Directors participate in our Group Life Insurance coverage (Cdn$50,000), Accidental Death and Dismemberment coverage (Cdn$100,000), Business Travel Accidental coverage (Cdn$1,000,000) and Supplemental Business Travel Medical coverage (Cdn$1,000,000). The amounts set forth in parenthesis with respect to each benefit indicates the per calendar year coverage for each director.

The following table sets forth the compensation earned by our outside directors during fiscal 2014 as prescribed in accordance with Item 402(k) of Regulation S-K. The table in footnote (2) below sets forth further details, including the amount of each outside director's 2014 annual retainer and committee meeting and other fees received in the form of cash and DSUs.

2014 Non-Employee Director Compensation[1]

Name	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[2][3][4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)[6]	Total ($)
Christopher M. Burley	182,500	65,648	—	—	—	148	248,296
Donald G. Chynoweth	122,000	112,676	—	—	—	3,234	237,910
Daniel Clauw [7]	20,137	—	—	—	—	553	20,690
John W. Estey	155,938	224,912	—	—	—	5,786	386,636
Gerald W. Grandey	9,000	229,439	—	—	—	4,705	243,144
C. Steven Hoffman	45,000	259,813	—	—	—	6,918	311,731
Dallas J. Howe	434,500	163,605	—	—	—	8,050	606,155
Alice D. Laberge	189,250	159,375	—	—	—	3,621	352,246
Consuelo E. Madere	12,000	156,437	—	—	—	8,263	176,700
Keith G. Martell	180,000	85,993	—	—	—	5,509	271,502
Jeffrey J. McCaig	11,000	360,280	—	—	—	4,044	375,324
Mary Mogford	258,625	122,569	—	—	—	10,244	391,438
Elena Viyella de Paliza	215,500	66,870	—	—	—	664	283,034

(1) Those amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment.

(2) Stock award amounts set forth above include the amount of annual retainer deferred into DSUs plus dividend amounts on DSUs. The following table sets forth each outside director's annual retainer, meeting and other fees for fiscal year 2014 that were earned or paid in the form of cash or deferred in the form of DSUs.

Remuneration of Directors
For the Fiscal Year Ended December 31, 2014

Name	Annual Retainer Cash ($)	Annual Retainer DSUs ($)	Committee Meeting and Other Fees ($)	Total Remuneration ($)	Percentage of Total Remuneration in DSUs (%)
Christopher M. Burley	165,000	55,000	17,500	237,500	23.16
Donald G. Chynoweth	105,000	105,000	17,000	227,000	46.26
Daniel Clauw [7]	20,137	—	—	20,137	—
John W. Estey	110,938	111,875	45,000	267,813	41.77
Gerald W. Grandey	—	210,000	9,000	219,000	95.89
C. Steven Hoffman	—	220,000	45,000	265,000	83.02
Dallas J. Howe	400,000	—	34,500	434,500	—
Alice D. Laberge	139,750	75,250	49,500	264,500	28.45
Consuelo E. Madere	—	155,000	12,000	167,000	92.81
Keith G. Martell	165,000	55,000	15,000	235,000	23.4
Jeffrey J. McCaig	—	210,000	11,000	221,000	95.02
Mary Mogford	213,125	—	45,500	258,625	—
Elena Viyella de Paliza	205,000	—	10,500	215,500	—
Total	1,523,950	1,197,125	311,500	3,032,575	39.48

(3) Reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, for DSUs received in 2014 pursuant to the DSU Plan. The grant date fair value of each grant of DSUs received by each outside director in 2014 was as follows:

Name	February 6, 2014 (Dividend)	March 31, 2014 (Deferred Fees)	May 1, 2014 (Dividend)	June 30, 2014 (Deferred Fees)	August 1, 2014 (Dividend)	September 30, 2014 (Deferred Fees)	November 4, 2014 (Dividend)	December 31, 2014 (Deferred Fees)
Christopher M. Burley	$2,433 (73.14 units)	$13,125 (362.83 units)	$2,603 (71.80 units)	$13,125 (352.35 units)	$2,710 (77.48 units)	$14,688 (413.84 units)	$2,902 (89.06 units)	$14,063 (387.81 units)
Donald G. Chynoweth	$1,520 (45.69 units)	$26,250 (725.67 units)	$1,800 (49.64 units)	$26,250 (704.70 units)	$2,032 (58.10 units)	$26,250 (739.64 units)	$2,324 (71.34 units)	$26,250 (723.90 units)
Daniel Clauw [7]	— —	— —	— —	— —	— —	— —	— —	— —
John W. Estey	$27,403 (823.91 units)	$28,125 (776.50 units)	$27,963 (771.40 units)	$28,125 (740.91 units)	$28,493 (814.77 units)	$28,125 (786.68 units)	$29,178 (895.59 units)	$27,500 (778.60 units)
Gerald W. Grandey	$4,046 (121.65 units)	$52,500 (1451.33 units)	$4,624 (127.56 units)	$52,500 (1409.40 units)	$5,083 (145.35 units)	$52,500 (1479.29 units)	$5,686 (174.53 units)	$52,500 (1447.81 units)
C. Steven Hoffman	$9,007 (270.80 units)	$55,000 (1518.50 units)	$9,633 (265.74 units)	$55,000 (1488.89 units)	$10,233 (292.63 units)	$55,000 (1591.44 units)	$10,940 (335.78 units)	$55,000 (1557.19 units)
Dallas J. Howe	$40,287 (1211.28 units)	— —	$41,008 (1131.26 units)	— —	$40,787 (1166.35 units)	— —	$41,523 (1274.50 units)	— —
Alice D. Laberge	$20,443 (614.63 units)	$19,688 (544.25 units)	$20,998 (579.26 units)	$19,688 (528.53 units)	$21,067 (602.42 units)	$17,500 (493.10 units)	$21,617 (663.51 units)	$18,375 (506.73 units)
Consuelo E. Madere	— —	— —	— —	$50,000 (1317.18 units)	$461 (13.18 units)	$52,500 (1479.29 units)	$976 (29.96 units)	$52,500 (1447.81 units)
Keith G. Martell	$7,443 (223.78 units)	$13,125 (362.83 units)	$7,702 (212.48 units)	$13,125 (352.35 units)	$7,782 (222.53 units)	$14,688 (413.85 units)	$8,065 (247.56 units)	$14,063 (387.81 units)
Jeffrey J. McCaig	$36,265 (1090.34 units)	$52,500 (1451.33 units)	$37,419 (1032.26 units)	$52,500 (1409.40 units)	$37,702 (1078.11 units)	$52,500 (1479.29 units)	$38,894 (1193.79 units)	$52,500 (1447.81 units)
Mary Mogford	$30,182 (907.46 units)	— —	$30,722 (847.51 units)	— —	$30,557 (873.81 units)	— —	$31,108 (954.82 units)	— —
Elena Viyella de Paliza	$16,447 (494.51 units)	— —	$16,620 (458.49 units)	— —	$16,781 (479.86 units)	— —	$17,022 (522.47 units)	— —

(4) As of December 31, 2014, the total number of DSUs held by each outside director was as follows: Mr. Burley, 8,814.06; Mr. Chynoweth, 7,504.43; Mr. Clauw, 0; Mr. Estey, 84,693.28; Mr. Grandey, 17,969.56; Mr. Hoffman, 32,994.06; Mr. Howe, 121,270.93; Ms. Laberge, 63,697.70; Ms. Madere, 4,157.91; Mr. Martell, 23,895.16; Mr. McCaig, 115,023.32; Ms. Mogford, 90,853.38 and Ms. Viyella de Paliza, 48,942.36.

(5) As of December 31, 2014, none of the outside directors held outstanding options.

(6) Reports the cost of tax gross-ups for taxable benefits and life insurance premiums paid for the benefit of each director.

(7) Mr. Clauw resigned from the Board effective February 4, 2014.

"At-Risk" Investment and Year Over Year Changes

The following table provides ownership information as at February 20, 2015 and February 20, 2014, respectively.

	Director Since	Year	Common Shares (#)	DSUs (#)[1]	Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)[2]	Value of Common Shares/DSUs Needed to Meet 2015 Ownership Requirement ($)	Ownership Requirement Compliance[3]	Equity at Risk Multiple of 2014 Annual Retainer	Shares Deemed to be Beneficially Owned (#)[4]
Christopher M. Burley	2009	2015	30,000	8,944	38,944	1,440,137	1,125,000	YES	6.4	30,000
		2014	30,000	7,084	37,084	1,247,163				30,000
		Change	—	+1,860	+1,860					—
Donald G. Chynoweth	2012	2015	10,000	7,581	17,581	650,147	1,050,000	YES	3.1	10,000
		2014	7,000	4,427	11,427	384,290				7,000
		Change	+3,000	+3,154	+6,154					+3,000
John W. Estey	2003	2015	3,000	85,484	88,484	3,272,148	1,100,000	YES	14.9	3,000
		2014	3,000	79,118	82,118	2,761,647				3,000
		Change	—	+6,366	+6,366					—
Gerald W. Grandey	2011	2015	10,500	18,220	28,720	1,062,082	1,050,000	YES	5.1	10,500
		2014	5,500	11,785	17,285	581,312				5,500
		Change	+5,000	+6,435	+11,435					+5,000
C. Steven Hoffman	2008	2015	6,600	33,327	39,927	1,476,486	1,100,000	YES	6.7	6,600
		2014	6,600	26,004	32,604	1,096,495				6,600
		Change	—	+7,323	+7,323					—
Alice D. Laberge	2003	2015	17,000	64,225	81,225	3,003,697	1,050,000	YES	14.3	17,000
		2014	17,000	59,526	76,526	2,573,578				17,000
		Change	—	+4,699	+4,699					—
Consuelo E. Madere	2014	2015	—	4,263	4,263	157,632	1,050,000	YES	0.8	—
		2014	—	—	—	—				
		Change	—	+4,263	+4,263					
Keith G. Martell	2007	2015	3,800	24,163	27,963	1,034,076	1,125,000	YES	4.6	3,800
		2014	3,800	21,672	25,472	856,655				3,800
		Change	—	+2,491	+2,491					—
Jeffrey J. McCaig[5]	2001	2015	252,000	116,094	368,094	13,612,111	1,050,000	YES	64.8	252,000
		2014	252,000	105,598	357,598	12,026,049				252,000
		Change	—	+10,496	+10,496					—
Jochen E. Tilk[6]	2014	2015	385	(6)	385	(6)	n/a	n/a	n/a	385
		2014	n/a	n/a	n/a	n/a				
		Change	+385	n/a	+385					
Elena Viyella de Paliza	2003	2015	57,000	49,410	106,410	3,935,058	1,025,000	YES	19.2	57,000
		2014	57,000	47,486	104,486	3,513,888				57,000
		Change	—	+1,924	+1,924					—
Total		**2015**	**390,285**	**411,711**	**801,966**	**29,643,574**				**390,285**
		2014	**381,900**	**362,700**	**744,600**	**25,041,077**				**381,900**
		Change	**+8,385**	**+49,011**	**+57,396**					**+8,385**

(1) DSUs do not carry any voting rights. The number of DSUs held by each director has been rounded down to the nearest whole number.

(2) Based on the closing price per Share on the NYSE of $33.63 on February 20, 2014 and $36.98 on February 20, 2015.

(3) By the time a director has served on the Board for five years, he or she must own Shares and/or DSUs with a value at least five times the annual retainer paid to directors. One-half of this ownership threshold is required to be achieved within 2.5 years of joining the Board. If a director's Share ownership falls below the minimum requirements due to a decline in the Share price, such director will have three years to restore compliance. For purposes of determining compliance during the three-year period, the director's Shares will be valued at the higher of cost or market value.

Mr. Chynoweth has until May 17, 2017 to satisfy his ownership requirement, and Ms. Madere has until May 15, 2019. Mr. Martell had achieved the requisite ownership requirement within 5 years of joining the Board; however, due to a decline in the Share price after February 19, 2013, he is currently below the minimum requirement and, as such, has three years to restore compliance. For purposes of determining compliance during this three-year period, his Shares will be valued at the higher of cost or market value.

(4) No Shares beneficially owned by any of the directors are pledged as security.

(5) Includes 107,696 Shares held in The Jeffrey & Marilyn McCaig Family Foundation.

(6) Mr. Tilk, who was appointed CEO in July 2014, is subject to the Corporation's executive share ownership requirements. For a discussion of Mr. Tilk's executive share ownership requirements and the value of his at-risk holdings please see "Compensation — Compensation Discussion and Analysis — Executive Share Ownership Requirements" on pages 54 and 55.

Report of the Audit Committee and Appointment of Auditors

PotashCorp strongly values the importance of accurate and transparent financial disclosure and effective internal control over financial reporting. To that end, PotashCorp is continually working to maintain sound accounting practices, internal controls and risk management practices. PotashCorp's standing Audit Committee actively assists the Board in fulfilling its oversight responsibilities to ensure (i) the integrity of PotashCorp's financial statements, (ii) PotashCorp's compliance with legal and regulatory requirements, (iii) the qualification and independence of PotashCorp's independent auditors and (iv) the effective performance of PotashCorp's independent auditors.

    

C. Burley, Chair D. Chynoweth A. Laberge C. Madere K. Martell

Letter from and Report of the Audit Committee

To Our Fellow Shareholders:

Under the Audit Committee Charter adopted by the Board, the Audit Committee has responsibility for the oversight of PotashCorp's financial reporting and audit processes and related internal controls on behalf of the Board. In connection with fulfilling our duties, we met nine times in 2014. At these meetings, we met with senior members of PotashCorp's financial management team. Additionally, we had multiple private sessions with various members of the executive team, including PotashCorp's Chief Financial Officer, Vice President Internal Audit, General Counsel and their designees. At these meetings, we had candid discussions regarding PotashCorp's financial disclosures, financial and risk management and other legal, accounting, auditing and internal control matters.

Deloitte LLP, PotashCorp's independent auditor, reports directly to us, and we have the sole authority to appoint, oversee, evaluate and discharge the independent auditors and to approve fees paid for their services. At our meetings, we candidly discuss PotashCorp's financial reporting with Deloitte LLP, with and without management present. We review with Deloitte LLP the results of its audits as well as its review of PotashCorp's internal control over financial reporting and the overall quality of PotashCorp's financial reporting. We believe that these candid discussions with those involved in the company's financial reporting assist us in overseeing the functioning of PotashCorp's financial reporting.

We are pleased to report that PotashCorp has been recognized in 2014 by external third parties for the quality of its corporate reporting. PotashCorp was honored by four awards from the Chartered Professional Accountants of Canada in the categories of Corporate Reporting (Overall Award of Excellence and Award of Excellence for Corporate Reporting in Mining), Award of Excellence in Financial Reporting and an Honorable Mention for Excellence in Corporate Governance Disclosure.

Audit Committee Charter

At least annually, we review PotashCorp's Disclosure Controls and Procedures, our Committee Charter and the PotashCorp Core Values and Code of Conduct. This review gives us an opportunity to analyze our responsibilities under these documents and to ensure that the documents comply with current regulatory requirements. Both the Audit Committee Charter and the PotashCorp Core Values and Code of Conduct are available on PotashCorp's website, www.potashcorp.com. The Audit Committee Charter is also attached as Appendix F to this Management Proxy Circular.

Report of the Audit Committee

In overseeing the audit process, we received the independent auditor's written disclosures and a letter dated February 4, 2015, as required by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB"), describing all relationships between the auditors and PotashCorp that might bear on the auditor's independence and the auditor's judgment that they are, in fact, independent. We discussed with the independent auditors their independence and their written disclosures. We also reviewed the organizational structure, procedure and practices that support the objectivity of the internal audit department and reviewed the Internal Audit Department Charter. We reviewed with both the independent and the internal auditors their audit plans and scope, as well as the identification of audit risks.

We also discussed, with and without management present, the results of the independent auditor examination required by applicable standards and the results of the internal audit examinations, including the matters required to be discussed by Auditing Standard No. 16, "Communications with Audit Committees," issued by the PCAOB, as amended from time to time.

In our meetings with financial management, internal audit and the independent auditors, we reviewed the unaudited interim financial statements and interim earnings releases and approved the unaudited interim financial statements for the applicable quarter. We also reviewed and approved the quarterly MD&A. We reviewed and discussed with management and the independent auditors the MD&A and the audited financial statements of PotashCorp as at and for the fiscal year ended December 31, 2014, including the quality and acceptability of PotashCorp's financial reporting practices and the completeness and clarity of the related financial disclosures. Management is responsible for the preparation of PotashCorp's financial statements and the independent auditors are responsible for auditing those financial statements.

We reviewed the processes involved in evaluating PotashCorp's internal control environment, and we also oversaw and monitored the 2014 compliance process related to the certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

Based on our review and discussions with management and the independent auditors discussed above, we recommended to the Board that the audited consolidated financial statements and MD&A be included in the Form 10-K for filing with the SEC and CSA.

In 2014, we conducted a competitive selection process for the Corporation's external audit services. Following this competitive selection process, we recommended that no changes be made at this time in respect of the Corporation's external audit services and we recommended the reappointment of Deloitte LLP.

Risk Management

Our business is subject to constant and significant change that requires us to continually assess our corporate strategies. At PotashCorp, risk management is an integrated discipline that supports informed decision-making throughout the company.

Our integrated approach to managing risk recognizes the need for clear, timely direction and support among the Board, senior

management and our business unit management (top-down activities), while risk management is embedded into day-to-day decision making and operational activities (bottom-up activities).

The Board oversees the risk management process to ensure the program is appropriate and regularly

The Board approves policies and systems to manage risk

reviewed and evaluated. While management is responsible for the day-to-day management of risk, the Board's responsibilities include approving policies and systems to implement PotashCorp's strategy and manage risk. The Board satisfies this duty through its committees, each of which focuses primarily on risks related to its area of oversight. For additional information regarding risk management, see "How We Approach Risk" beginning on page 21 of our 2014 Annual Integrated Report.

In particular, the Audit Committee focuses primarily on financial and regulatory compliance risk and has oversight responsibility for PotashCorp's compliance with legal and regulatory requirements. We receive regular reports of PotashCorp's ethics and compliance activities, including a review of management's compliance risk assessment and the efforts undertaken to mitigate ethics and compliance risks during the year, an overview of the corporate ethics and compliance training program and quantitative and qualitative accounts of compliance matters that have been reported to PotashCorp. In addition to ensuring that there are mechanisms for the anonymous submission of ethics and compliance reports generally, we have established specific procedures for:

- the receipt, retention and treatment of complaints received by PotashCorp regarding accounting, internal accounting controls or auditing matters; and

- the confidential, anonymous submission by employees of PotashCorp of concerns regarding questionable accounting or auditing matters.

In 2014, we received presentations in the areas of pension funding and investment performance and board oversight responsibility for corporate compliance.

Conclusion

We are proud of PotashCorp's financial reporting processes and procedures and continue to work hard to accurately disclose financial information and maintain effective internal controls over financial reporting.

By the Audit Committee:

Christopher M. Burley (Chair)
Donald G. Chynoweth
Alice D. Laberge
Consuelo E. Madere
Keith G. Martell
February 20, 2015

Audit Committee Membership

The Board has determined that the following directors, each of whom served as members of the Audit Committee during the year ended December 31, 2014, are independent according to the Board's independence standards as set out in the PotashCorp Governance Principles, National Instrument 52-110 "Audit Committees" ("NI 52-110"), applicable rules of the SEC and the NYSE rules. See also "About the Board — Director Independence and Other Relationships" and "About the Board — Director Independence" on page 17.

Christopher M. Burley (Chair)
Donald G. Chynoweth
Alice D. Laberge
Consuelo E. Madere
Keith G. Martell

The Board has determined that Mr. Burley, Ms. Laberge and Mr. Martell each qualify as an "audit committee financial expert" under SEC rules, and all members of the Audit Committee have the requisite accounting and/or related financial management expertise required under NYSE rules. In addition, the Board has determined that each member of the Audit Committee is "financially literate" within the meaning of and as required by NI 52-110.

Education and Experience of Audit Committee Members

The following is a brief description of the qualifications, education and experience of each current member of the Audit Committee that are relevant to the performance of his or her responsibilities as a member of the Audit Committee.

> **Each member of the Audit Committee has financial and/or accounting experience**

Mr. Burley has acquired significant financial experience and exposure to accounting and financial issues as a corporate director, former Managing Director and Vice Chairman, Energy of Merrill Lynch Canada Inc. and former Managing Director and Chief Financial Officer of Smith Barney Canada, where his duties included direct supervisory experience of accounting personnel and responsibility for the firm's Canadian regulatory filings and compliance. Mr. Burley has 23 years' experience in the Investment banking industry. He has significant experience relevant to the performance of his responsibilities as Chair of the Audit Committee. Mr. Burley completed his Master of Business Administration at the University of Western Ontario and has completed the Directors Education Program with the Institute of Corporate Directors.

Mr. Chynoweth has gained financial experience through his 27 years in operational management, including a significant understanding of audit review processes. Mr. Chynoweth is Senior Vice President of SNC Lavalin O&M and previously sat on the board of AltaLink, L.P. Mr. Chynoweth received a Bachelor of Commerce degree from the University of Saskatchewan and has completed the Directors Education Program with the Institute of Corporate Directors.

Ms. Laberge has acquired significant financial experience and exposure to accounting and financial issues as a corporate director, the former President, Chief Executive Officer and Chief Financial Officer of Fincentric Corporation, Chief Financial Officer of MacMillan Bloedel Limited and a director and audit committee member of various public companies. In her positions with previous companies, she was actively involved in assessing the performance of the companies' auditors. Ms. Laberge completed her Masters of Business Administration at the University of British Columbia.

Ms. Madere, as a retired former executive officer of Monsanto Company, has over 30 years of domestic and global experience spanning manufacturing, strategy, technology, business development, profit & loss responsibility and general management. Over the course of her career she gained significant experience relevant to the performance of her responsibilities as an Audit Committee member and she received her Masters of Business Administration from the University of Iowa.

Mr. Martell has acquired significant financial experience as Chairman and Chief Executive Officer of First Nations Bank of Canada, as a former director of the Public Sector Pension Investment Board of Canada (where he was the Chair of the Audit Committee), and The North West Company Inc. and as a past trustee of The North West Company Fund. Mr. Martell is a chartered professional accountant (CPA, CA) and practiced for ten years with KPMG LLP. He received his Bachelor of Commerce degree from the University of Saskatchewan.

Appointment of Our Auditors

As referred to in the Letter from and Report of the Audit Committee, a competitive selection process for the Corporation's external audit service was conducted in 2014. Following the process, the Board, upon the recommendation from the Audit Committee, recommends the re-appointment of Deloitte LLP as auditors of the Corporation. Deloitte LLP (or its predecessors) have been PotashCorp's auditors since PotashCorp's initial public offering in 1989. Deloitte LLP, as the independent auditors, is engaged by, and reports directly to the Audit Committee. The Audit Committee oversees the work and reviews the performance of the independent auditors and makes recommendations to the Board regarding the appointment or discharge of the independent auditors.

Proxies solicited hereby will be voted to reappoint the firm of Deloitte LLP, the present auditors, as PotashCorp's auditors until the next annual meeting of shareholders, unless the shareholder signing such proxy specifies otherwise.

A representative of Deloitte LLP is expected to attend the Meeting. At that time, the representative will have the opportunity to make a statement if he or she desires and will be available to respond to appropriate questions.

Pre-Approval Policy for External Auditor Services

Subject to applicable law, the Audit Committee is directly responsible for the compensation and oversight of the work of the independent auditors. The Audit Committee has adopted procedures for the pre-approval of engagements for services of its external auditors.

> **All services provided by the external auditor must be pre-approved**

The Audit Committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1) Audit and audit-related services — these are identified in the annual Audit Service Plan presented by the external auditor and require annual approval. The Audit Committee monitors the audit services engagement at least quarterly.

(2) Pre-approved list of non-audit services — non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

(3) Other proposed services — all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Chair of the Audit Committee, to whom pre-approval authority has been delegated.

Auditor's Fees

For the years ended December 31, 2014 and December 31, 2013, Deloitte LLP received the following fees:

	Year Ended December 31,	
	2014	**2013**
Audit Fees	$2,984,032	$2,823,166
Audit-Related Fees	$ 260,618	$ 255,018
Tax Fees	$ 300,031	$ 167,066
All Other Fees	$ 372,181	$ 290,080

Audit Fees

Deloitte LLP billed PotashCorp $2,984,032 and $2,823,166 for 2014 and 2013, respectively, for the following audit services: (i) audit of the annual consolidated financial statements of PotashCorp for the fiscal years ended December 31, 2014 and 2013; (ii) review of the interim financial statements of PotashCorp included in quarterly reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2014 and 2013; (iii) audits of individual statutory financial statements; (iv) the provision of consent letters; and (v) the provision of comfort letters.

Audit-Related Fees

Deloitte LLP billed PotashCorp $260,618 and $255,018 for 2014 and 2013, respectively, for the following services: (i) accounting consultations regarding financial accounting and reporting standards; (ii) employee benefit plan audits; and (iii) verification letters issued for certain of the Company's environmental liabilities.

Tax Fees

Deloitte LLP billed PotashCorp $300,031 and $167,066 for 2014 and 2013, respectively, for the following services: (i) tax compliance; (ii) tax planning; and (iii) tax advice, including minimizing tax exposure or liability.

All Other Fees

Deloitte LLP billed PotashCorp $372,181 and $290,080 for 2014 and 2013, respectively, for services related to the preliminary evaluation of software and related activity.

All fees paid to the independent auditors for 2014 were approved in accordance with the pre-approval policy.

Report of the CG&N Committee

PotashCorp, its Board and its management are committed to the highest standards of corporate governance and transparency. The Corporation has a standing Corporate Governance and Nominating Committee comprised entirely of independent directors.


J. Estey, Chair


C. Burley


D. Howe


A. Laberge


M. Mogford

Letter from and Report of the Corporate Governance & Nominating Committee

To Our Fellow Shareholders:

While we are proud of our achievements and performance to date in the area of corporate governance, we continue to strive to remain at the forefront of best governance practices and transparency. Our Committee and the Board are continually guided by doing the right thing for our company and our stakeholders. The role of the CG&N Committee, our governance practices and our current areas of focus are described in more detail below and elsewhere in this Management Proxy Circular.

Role of the CG&N Committee

The CG&N Committee actively assists the Board by, among other things:

- continually evaluating the Corporation's governance principles and practices;

- overseeing the Corporation's compliance with regulatory requirements relating to corporate governance;

- facilitating the director nomination and recruitment process;

- managing the review of Board and Committee performance;

- implementing the Corporation's director orientation and ongoing director education programs; and

- ensuring the company has instituted appropriate outreach and communication strategies for stakeholders.

The CG&N Committee Charter, Board of Directors Charter and our other governance related documents are available on our website at www.potashcorp.com. The Board of Directors Charter is also attached as Appendix E to this Management Proxy Circular.

Governance Practices and Procedures

In Canada, the Corporation complies with the governance rules of the CSA and the TSX. In the United States, we comply with the provisions of the Sarbanes-Oxley Act, the rules of the SEC as well as the rules of the NYSE, in each case as applicable to a foreign private issuer. There are no significant differences between the Corporation's corporate governance practices and those required of U.S. domestic issuers under the NYSE rules.

Details of the Corporation's corporate governance practices are described in Appendix A to this Management Proxy Circular.

During 2014, the CG&N Committee met four times. The Chair of the CG&N Committee works closely with the General Counsel, the Deputy General Counsel and the Vice President of Investor and Public Relations to ensure the CG&N Committee is aware of developments and trends in governance practices.

2014 Governance Activities

The CG&N Committee's activities for 2014 included the following:

- continuing review of the Board "skills matrix" and director succession plan, including preparations for the expected retirements of Mr. Howe and Ms. Mogford at this year's Meeting;

- considering and recommending the adoption of the By-Law amendments to be considered by shareholders at the Meeting;

- receiving presentations from the General Counsel and Deputy General Counsel on relevant and/or emerging governance topics at several committee meetings;

- receiving an M&A and shareholder activism update presentation from external counsel and internal representatives;

- overseeing the Board's continuing director education program including the provision of regular corporate and industry updates and noteworthy materials on topics such as governance and compensation;

- reviewing and overseeing the Corporation's response to the shareholder proposal received in respect of the Meeting; and

- reviewing the developing diversity initiative as more fully discussed in this report.

Nomination Processes, Succession Planning and Board Renewal

A core responsibility of the CG&N Committee is to identify prospective Board members, consistent with Board-approved criteria, and to recommend such individuals as nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board.

For the CG&N Committee to recommend an individual for Board membership, candidates are assessed on their individual qualifications, diversity, experience and expertise and must exhibit the highest degree of integrity, professionalism, values and independent judgment. The CG&N Committee and the Board do not adhere to any quotas in determining Board membership, however, the Board's formal Processes for Director Succession and Recruitment expressly encourages the promotion of diversity as more fully described below.

The CG&N Committee believes that the Board should be comprised of directors with a broad range of experience and expertise and utilizes a skills matrix to identify those areas which are necessary for the Board to carry out its mandate effectively. The following table reflects the diverse skill set requirements of the Board and identifies the specific experience and expertise brought by each individual director nominee.

Name	Fertilizer Industry	Global Agriculture	Agriculture	Global/International Commerce	Transportation Industry	Agricultural/Industrial Technology	Information Technology	Finance	Accounting	Investment Banking	Global Senior Executive Management	Legal	Mining Industry	Chemical Industry	General Business Management	Public Policy	Governance	Compensation/Human Resources	Safety/Environmental	Aboriginal	Security
Christopher Burley								✔	✔	✔					✔		✔				
Donald Chynoweth				✔	✔			✔	✔						✔	✔	✔		✔	✔	✔
John Estey			✔	✔		✔					✔				✔		✔	✔	✔		
Gerald Grandey			✔	✔							✔	✔	✔		✔	✔	✔	✔	✔		
C. Steven Hoffman	✔	✔	✔	✔									✔	✔	✔			✔	✔		
Alice Laberge							✔	✔	✔						✔		✔	✔			
Consuelo Madere		✔	✔	✔		✔					✔			✔	✔				✔		
Keith Martell								✔	✔						✔	✔		✔		✔	
Jeffrey McCaig				✔								✔			✔	✔		✔	✔		
Jochen Tilk				✔		✔					✔		✔		✔			✔	✔		
Elena Viyella de Paliza	✔		✔	✔		✔		✔	✔						✔	✔			✔		

On an ongoing basis, the CG&N Committee asks incumbent directors and senior management to suggest individuals to be considered as prospective Board nominees. The CG&N Committee, in consultation with the Board Chair and CEO, identifies the mix of expertise and qualities required for the Board. The Chair of the CG&N Committee, in consultation with the CG&N Committee, the Board Chair and the CEO, maintains an evergreen list of potential candidates. When it becomes apparent that a new Board nominee may be required and/or considered for the Board, the CG&N

Committee utilizes the above skills matrix in reviewing potential candidates against the skill set of the incumbent Board and the experience and expertise necessary for the Board. Where beneficial, the CG&N Committee may engage the services of a search firm to assist in the identification of director candidates with the necessary skills or experience.

Prior to joining the Board, potential new directors are informed of the degree of energy and commitment the Corporation expects of its directors.

In accordance with section 137 of the CBCA, shareholders holding in the aggregate not less than 5% of the Corporation's outstanding Shares may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the CBCA for a description of the procedures to be followed.

Shareholders who do not meet the threshold criteria for making, or otherwise choose not to make, a formal proposal may at any time suggest nominees for election to the Board. Names of and supporting information regarding such nominees should be submitted to: Corporate Secretary, Potash Corporation of Saskatchewan Inc., Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

As noted in "Director Nominees — Majority Voting Policy" on page 7, the Board has adopted a majority voting policy in respect of the election of directors.

2015 Director Nomination Activities

As a result of the expected retirements of Mr. Howe and Ms. Mogford at this year's Meeting, the Board is actively undergoing a director identification process in-line with the procedures outlined above in an effort to determine whether the appointment of an additional director(s) is appropriate. This process is not expected to be completed prior to the Meeting. Furthermore, the Board has in place a process for the identification and appointment of a new Board Chair which appointment is expected to occur at the organizational meeting of the Board following the Meeting.

Diversity

Both the PotashCorp Governance Principles and the CG&N Committee's Charter expressly encourage diversity in the composition of the Board. As a result, while neither a written policy nor targets relating to the identification and nomination of women directors have been adopted to date and the emphasis in filling Board vacancies has been finding the best qualified candidates given the needs and circumstances of the Board, a nominee's diversity of gender, race, nationality, age, experience and other attributes has and will be considered favorably in the assessment of director nominees.

The CG&N Committee recognizes the benefits that diversity brings to the Corporation. A key objective in this regard is to bring that diversity of thought which the Board believes is fundamental to successful decision-making and stewardship. Currently, as to gender, the Board is comprised of four female directors (31%) and nine male directors (69%). Following the Meeting, assuming all of the Corporation's nominees are elected, the Board will be comprised of three female directors (27%) and eight male directors (73%). As to gender, the Board and the CG&N Committee are receptive to increasing the representation of women on the Board as turnover occurs, taking into account the skills, background,

experience and knowledge desired at that particular time by the Board and its Committees.

With respect to executive officer positions, currently there is limited female representation (one woman (7%) and fourteen men (93%)) with a somewhat more balanced representation in the Corporation's senior leadership group (approximately 300 employees with females representing approximately 17% of this population). While this is largely representative of the Corporation's workforce as a whole, where women represent 8% of employees, the Corporation does not consider this an appropriate level of representation. The Corporation prides itself on developing its employees internally and providing them with opportunities to advance their careers. While there are currently no targets with respect to women in executive officer positions, the Corporation recognizes that in order to achieve a better, more representative balance of women in executive officer positions, it must ensure that this talent "pipeline" is properly developed. In 2014, the Corporation launched an internal development program called "Growing Leaders" for high-potential talent from across the company and 27% of participants of this program to date are women.

The Corporation plans to develop a global diversity and inclusion strategy in 2015. While the strategy will be broader than gender, the representation of women in executive and leadership roles will be a key focus.

Director Orientation, Continuing Education and Assessments

The Board has adopted a New Director Orientation Policy designed to provide each new director (and current directors, if they so choose) with a baseline of knowledge about the Corporation that will serve as a basis for informed decision-making. The orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate. As part of the orientation program, the "PotashCorp Core Values and Code of Conduct" is reviewed and affirmed. The Board has also established a "buddy system" for new Board members, in which they are paired with a current member of the Board to assist with their transition as a member of the Board.

The Board recognizes the importance of continuing education for directors. This process is described in greater detail in Appendix A under "Orientation and Continuing Education" and some of the 2014 director education activities are outlined below. In addition, directors are canvassed for suggestions on educational presentations and reports and may request presentations by management or external advisors on issues of particular interest.

Along with the Board Chair and incorporating input from management, the CG&N Committee oversees the review of the performance of the Board, its Committees and individual directors. For additional information on the assessment process, see

"About the Board — Board, Committee & Director Assessment" on page 19.

2014 Director Education Activities

During 2014 and early 2015, the Board, its Committees and individual directors participated in presentations and received educational information and/or materials on a variety of matters and topics, including those set out in the table below.

	Topic	Presented/ Hosted By	Attended By
2014			
January 9	Deloitte Director Series - Succession	Deloitte	K. Martell
March 6	Corporate Responsibility Panel Member	U of S School of Law	G. Grandey
March 30-April 1	NFP Governance Essentials	ICD	G. Grandey
July 22	Takeover/Activist Preparedness	Stikeman Elliott LLP / Management	All Directors
September 10	John Deere plant tour (Moline, IL)	John Deere	All Directors
September 18	ICD Annual Conference	ICD	D. Chynoweth A. Laberge M. Mogford D. Howe G. Grandey
September 23	Risk Management and the Strategic Plan	ICD	All Directors
September 24	Potash Plant Tour (Lanigan)	Management	D. Chynoweth C. Madere
October 7-8	Potash Plant Tour (New Brunswick)	Management	C. Madere
October 12-14	NACD Board Leadership Conference	NACD	C. Madere
October 12	NACD Board Committee Forum / Audit	NACD	C. Madere
November 10	Board Oversight Responsibility for Corporate Compliance	Management	All Directors
November 26	Cyber Security	EY	C. Burley
December 10	Trinidad Plant Tour	Management	C. Madere D. Chynoweth
2015			
January 21-22	Compensation Committee Bootcamp	NYSE Governance Services	K. Martell

Stakeholder Outreach

Reaching out to stakeholders and listening to their opinions is a core value of PotashCorp. The Board encourages stakeholders to engage with appropriate company representatives on relevant matters and actively monitors stakeholder feedback.

The Corporation carries out its shareholder outreach program through a variety of vehicles. It utilizes the website as part of its shareholder outreach program, including the live streaming of the Annual Meeting of Shareholders and an annual investor survey. In 2014, the Corporation continued its outreach program of investor conferences and meetings. Listening carefully to the views of shareholders and others is crucial in understanding investors' concerns and sentiment. In addition to the foregoing, investors are provided the ongoing opportunity to contact the Investor Relations department by letter, email or phone.

In 2014, the Corporation continued to use social media channels to engage with a broader group of stakeholders on topics including general corporate information, recruitment and career opportunities at PotashCorp and local Saskatchewan project and community investment news.

As part of its long-established process for engagement beyond the annual meeting, the Board invites shareholders and stakeholders to communicate with its members, including the Board Chair or non-management directors specifically, by directing communications by email to directors@potashcorp.com or by mail to:

PotashCorp Board of Directors
c/o Corporate Secretary
Suite 500, 122-1st Avenue South
Saskatoon, Saskatchewan
Canada S7K 7G3

Matters relating to the Corporation's accounting, internal accounting controls or auditing matters are referred to the Audit Committee. Other matters are referred to the Board Chair. Additionally, to facilitate communications between the Corporation's shareholders and the Board, it is a PotashCorp policy that both directors standing for re-election and new director nominees are expected to attend the Meeting. In 2014, all such directors and nominees were in attendance.

External Recognition

Recent recognition from external third parties regarding the Corporation's governance and disclosure practices include:

- The Globe and Mail — 6th place out of 247 companies in the 2014 Board Games (2nd in 2013). Top 10 ranking for the last nine years.

- Chartered Professional Accountants of Canada (2014) — Overall Award of Excellence in Corporate Reporting, Award of Excellence in Financial Reporting, Award of Excellence for Corporate Reporting in Mining and Honorable Mention for excellence in Corporate Governance Disclosure.

- Report Watch — Report on Annual Reports (2014) — 5th in the World.

- Member of the Dow Jones North American Sustainability Index and FTSE4Good.

- Maclean's Magazine (2014) — 50 Most Socially Responsible Corporations in Canada.

Conclusion

PotashCorp is dedicated to the pursuit of the best governance practices and ensuring optimal board membership and performance through our nomination and Board renewal processes. We also remain committed to ongoing director education and to ensuring the Corporation constructively engages with our shareholders and stakeholders.

By the CG&N Committee:

John W. Estey (Chair)
Christopher M. Burley
Dallas J. Howe
Alice D. Laberge
Mary Mogford

February 20, 2015

Report of the SH&E Committee

At PotashCorp, safety and environmental stewardship are everybody's top priorities. Simply stated, one of the Corporation's operational goals is "No harm to people, no accidents and no damage to the environment". The Corporation has a standing Safety, Health & Environment Committee. The SH&E Committee Charter is available on the Corporation's website at www.potashcorp.com.

The SH&E Committee regularly reviews policies, management systems and performance with respect to safety, health, environment and security matters affecting the Corporation, its employees and the communities in which it operates. We strive to create a culture in which safety, environmental and security awareness is part of every decision we make and every activity we undertake.

     

| S. Hoffman, Chair | D. Chynoweth | J. Grandey | C. Madere | J. McCaig | E. Viyella de Paliza |

Letter from and Report of the Safety, Health & Environment Committee

To Our Fellow Shareholders:

One of the Corporation's Core Values is our overriding concern for the safety of people and the environment. The Board, through the SH&E Committee, is committed to continuous improvement of the Corporation's safety, health and environmental processes at our facilities. Similarly, we are committed to reducing waste, emissions and discharges from our operations. We are also strengthening safety and environmental processes in all of our contractor relationships to improve SH&E performance at our facilities. We continue to promote the safe transport and responsible downstream use of our products.

Role and Responsibilities of the SH&E Committee

The SH&E Committee has oversight responsibility for the safety, health, environmental and security performance of the Corporation. The committee also monitors compliance with internal policies and applicable legislation and regulations. As part of its general oversight responsibility, the committee has the following duties:

- receive and review written and oral reports from management regarding compliance with the Corporation's policies and on compliance with applicable regulatory requirements;

- review with management, safety, health, environmental and security emergency response planning procedures of the Corporation;

- review existing and proposed regulatory requirements in each of the jurisdictions in which the Corporation has operations and assess the legal and operational consequences thereof; and

- in the event of the occurrence of a significant safety, health, environmental or security incident, receive and review a report from management detailing the incident and describing the remedial action being taken.

2014 in Review

In 2014, the SH&E Committee met 4 times.

Safety

We experienced a fatality at our Cory potash operation in February 2014 as a result of an underground roof collapse. In January of this year, we also suffered a fatality at our White Springs phosphate mine as a result of an equipment rollover. Despite the significant ongoing attention to safety metrics and training, these regrettable tragedies occurred. In addition to investigating and implementing recommendations and changes as quickly as possible, to avoid future fatalities and significant injuries, the Corporation is committed to continued improvement of its safety systems and procedures.

During 2014, we continued the process of improving our leadership and engagement practices, including the better use of leading safety indicators. We focused on executing the essential components of our five year safety plan. This included initiatives in the areas of safety systems and standards, training and capability building, metrics and data, and employee and contractor engagement. The Corporation continued to place well in mine search and rescue competitions.

In 2014, we established targets that included: (i) achieving zero life altering injuries at our sites, (ii) reducing our total site recordable injury rate to 0.95 (per 200,000 hours worked) or lower, and (iii) by 2018 achieving a recordable injury rate in the lowest quartile of a best-in-class peer group. While our short term targets were not met we are on track to achieve our objective of becoming one of the safest companies in the natural resource sector by 2018.

Environmental

The Committee continued its oversight of the work being completed at its request on a comprehensive Environmental Systems and RIsk Assessment Initiative. The Committee is overseeing the Company's vision to become one of the leading environmental stewards in the resource sector by 2018 by continuing to improve our environmental management systems and performance, similar to the five year plan in safety. Initial assessments at the nitrogen and phosphate pilot plant sites have been completed and are underway in potash.

In 2014, we established targets that included: (i) reducing GHG emissions per tonne of nitrogen produced by 4% from 2013 levels; (ii) reducing total reportable incidents by 15% from 2013 levels and (iii) reducing water consumption per tonne of phosphate produced by 4% from 2013 levels.

We achieved our target of lower total GHG emissions by 4% in 2014. Reportable incidents increased in 2014 (24 vs. 17 in 2013) and our water usage per tonne of phosphate produced was unchanged. The Corporation continues to review all factors that contribute to the increased reportable incidents and has set long term targets across all three nutrients. Likewise, new long term targets have been established relating to our GHG emissions and water consumption.

The Corporation maintained its listing in 2014 in the Dow Jones Sustainability North America Index.

Looking forward to 2015

2015 will see further oversight and execution on our five year safety plan and development of the three year environmental system and risk initiative. Specific targets in the areas of safety and environmental performance that have been established for 2015 and beyond include:

• Achieve zero life-altering injuries at our sites.

• Reduce total site recordable injury and total lost time injury rate to 0.95 and 0.10 (per 200,000 hours worked) or lower.

• Become one of the safest resource companies in the world by achieving recordable injury and lost time injury rates in the lowest quartile of a best-in-class peer group.

• By 2018, reduce GHG emissions (per tonne of finished product) by 5% of 2014 levels.

• By 2018, reduce total incidents incurred by 40% to 2014 levels.

• By 2018, reduce our water consumption per tonne of phosphate product by 10% of 2014 levels.

For more information on our value model, targets and our scorecard please see pages 16, 36 through 41 of our 2014 Annual Integrated Report.

By the SH&E Committee:

C. Steven Hoffman (Chair)
Donald G. Chynoweth
Gerald W. Grandey
Consuelo E. Madere
Jeffrey J. McCaig
Elena Viyella de Paliza

February 20, 2015

Compensation

Director and executive compensation continues to be a focal point for investors and an important responsibility of PotashCorp. Our overarching goal in setting executive compensation is to link executive pay with PotashCorp performance. Even as disclosure obligations have become more comprehensive, PotashCorp believes that transparent and concise disclosure of all facets of our director and executive compensation program greatly benefits PotashCorp shareholders and the compensation program as a whole. In order to make our compensation disclosure understandable, we focus on the highlights of our program in the following "Letter from and Report of the Compensation Committee". A more detailed discussion is contained in the "Director Compensation" disclosure and "Compensation Discussion and Analysis" disclosure ("CD&A") and begins on pages 20 and 43, respectively. We encourage you to read the accompanying letter, the CD&A and the director compensation disclosure, and we welcome your feedback on our compensation program and disclosure.

The Committee is, at present, and at all relevant times for determining 2014 compensation was, composed of the six members, set out below, each of whom the Board determined has the knowledge and experience to perform his or her responsibilities.

					
K. Martell, Chair	J. Estey	G. Grandey	S. Hoffman	J. McCaig	M. Mogford

Letter from and Report of the Compensation Committee

To Our Fellow Shareholders:

Our Responsibilities

The Compensation Committee, referred to as "we", "our", "us" and the "Committee" throughout this Letter from and Report of the Compensation Committee, and the "Committee" throughout the rest of this Compensation section, held five meetings in 2014 and met in executive session without management present at each of these meetings. The primary purpose of the Committee is to carry out the Board's overall responsibility for executive compensation. Under the Committee's charter, we are responsible for all compensation issues relating to our directors and executive officers, we provide oversight of the management development and succession planning process, we have a broad role in overseeing PotashCorp's human capital, including compensation and benefits, and we oversee and periodically review PotashCorp's diversity initiatives, including Aboriginal outreach efforts.

Together with the Board, we are committed to getting compensation right, both for PotashCorp shareholders and for PotashCorp's long-term success. Appendix G to this Management Proxy Circular summarizes the process, information flow, inputs and determinations for the compensation of our CEO, our Chief Financial Officer, and each of our other three most highly

compensated executive officers during 2014, for services rendered to us and our subsidiaries (the "Named Executive Officers" or "NEOs"). In addition, the Committee's charter is available on PotashCorp's website at www.potashcorp.com.

Committee Member Independence

The Board has determined that each of the directors who served as a member of the Committee during the year ended December 31, 2014 was independent according to the Board's independence standards as set out in the PotashCorp Governance Principles, the applicable rules under Canadian securities laws, the applicable SEC rules and the NYSE corporate governance rules. For additional information regarding director independence, see "About the Board — Director Independence and Other Relationships" and "About the Board — Director Independence" on page 17.

Independent Advice

In designing and implementing PotashCorp's executive compensation philosophy, including through compensation policies and programs, we rely on the input and recommendations of an independent compensation consultant. Since 2005, we have annually engaged Towers Watson as our compensation consultant. Towers Watson reports to our Chair and provides input to us on the philosophy and competitiveness of the design and award values for certain executive and director compensation programs. In addition, Towers Watson assists in the evaluation of compensation arrangements associated with certain strategic opportunities.

In 2014, we reviewed the independence of Towers Watson's advisory role and concluded that Towers Watson had no conflicts of interest not otherwise disclosed in the CD&A, and provides us with objective and independent executive compensation advisory services. For additional information about the role of our compensation consultant and its independence, see "Compensation Discussion and Analysis — Compensation Consultant; Comparative Compensation Information" on page 44.

Executive Compensation

Philosophy and Implementation

We strive to make our executive compensation philosophy simple and clear, so as to be easily communicated to and understood by participants, shareholders and other interested parties.

We believe that the most effective compensation program is one that is competitive within the marketplace, rewards the achievement of specific annual, long-term and strategic goals set by PotashCorp and aligns the interests of executives with shareholders by rewarding performance above established goals designed to increase shareholder value.

The implementation of our executive compensation philosophy is designed to:

• attract, retain, develop and engage quality executives;

• motivate PotashCorp executives' actions to be aligned with the long-term interests of PotashCorp shareholders and other stakeholders;

• create an "ownership mentality" in the PotashCorp management team;

• provide an appropriate and affordable level of value sharing between PotashCorp shareholders and executives; and

• incent and reward performance in line with PotashCorp's corporate goals and shareholder experience.

Our executive compensation program components, described below, have different time horizons, as do PotashCorp's corporate goals, and components are generally complementary, not overlapping in metrics or objectives.

The majority of pay is at-risk based on individual and company performance with the at-risk portions designed to pay in proportion to performance. No reward is given for performance short of the threshold.

Our executive compensation program is designed to be competitive with other executive employment opportunities and is regularly monitored for competitiveness. Total direct compensation is targeted at the median of comparable companies, with above-median compensation if performance is above the median of the comparable companies, and below-median compensation if performance is below the median.

We regularly test the outcomes of our compensation packages to measure their reasonableness and our success in aligning pay with performance. The tests apply to all elements of compensation including retirement benefits and perquisites. The Committee believes that our executive compensation philosophy is aligned with the Canadian Coalition for Good Governance Principles of Executive Compensation.

We believe the design, structure and implementation of our executive compensation program should not encourage executives to take unnecessary or inappropriate risks or engage in other improper behavior.

Our Executive Compensation Package

Historically, there have been six primary components of our executive compensation package:

1. base salary

2. short-term incentives under our Short-Term Incentive Plan ("STIP")

3. performance awards issued as medium-term incentives under our Medium-Term Incentive Plan ("MTIP") | *at-risk compensation*

4. performance stock options issued as long-term incentives under our Performance Option Plan ("POP")

5. retirement benefits

6. severance benefits

In order to align pay with performance, the majority of our executives' compensation is at-risk. For example, in 2014, Mr. Tilk's at-risk compensation was targeted at 86% and our other Named Executive Officers' at-risk compensation, excluding the compensation of Mr. Doyle, was targeted at 76%. Mr. Doyle's compensation was excluded from this analysis due to the separate compensation arrangements agreed to with him in connection with his resignation from the position of President and CEO in July 2014 and his assumption of the non-executive officer role of Senior Advisor under our management succession plan.

The following graphs summarize the components of our executive compensation package in 2014.

Chief Executive Officer Compensation — Mr. Tilk



14% Base Salary

14% STIP Award[1]

72% Multi-Year Incentive Award (CEO)[2]

86% Total At-Risk Compensation

(1) At target payout level.

(2) Based on maximum value that could be awarded to Mr. Tilk pursuant to the employment agreement entered into with him in connection with his appointment as PotashCorp's President and CEO on July 1, 2014.

Other Named Executive Officer[1] Compensation



24% Base Salary

15% STIP Award[2]

61% Medium and Long-Term Incentive Awards[3]

76% Total At-Risk Compensation

(1) Excluding Mr. Doyle for purposes of this chart.

(2) At target payout level.

(3) At target payout level under both the 2012 MTIP (which resulted in no actual payout) and 2014 POP.

Alignment of Pay With PotashCorp's Goals

We believe that accountability adds value. To that end, we set performance targets that we believe help PotashCorp achieve its goals, and tie actual compensation to the achievement of those targets. We measure our performance against those goals and discuss this performance in PotashCorp's Annual Integrated Report.

Goal 1: Create superior long-term shareholder value.

- At-risk incentive compensation plans include short-, medium- and long-term cycles based on total shareholder return ("TSR"), share appreciation or similar measures.

Goal 2: Be the supplier of choice to the markets we serve.

- Our STIP is based on Board-approved annual goals for sales, productivity, profitability and safety. The only way to achieve target or higher STIP payments is to meet those goals, which, in turn, requires meeting the needs of customers throughout the year.

Goal 3: Build strong relationships with and improve the socioeconomic well-being of our communities.

- PotashCorp actively encourages all employees, particularly executives, to participate in philanthropic programs in their communities, and PotashCorp offers significant gift-matching opportunities to its employees and directors. To encourage meaningful investments in our communities, it is important to sustain earnings and provide opportunities for meaningful compensation on a consistent basis.

Goal 4: Attract, retain, develop and engage employees to achieve our long-term goals.

- Target compensation for executives is designed to be competitive within our industry. Executives are motivated to achieve strong results through opportunities to earn above target compensation based on company and individual performance, and are provided opportunities for internal growth and promotion. We believe the long-term performance of PotashCorp has been strong and the compensation plans have appropriately rewarded that performance.

Goal 5: Achieve no harm to people and no damage to the environment.

- At our plant locations, one-half of the annual STIP payout depends on performance in relation to local metrics, a significant portion of which relates to safety and environmental performance. As a result, plant employees are strongly motivated to achieve the local safety and environmental goals to earn target or higher STIP payments. Safety performance is also an important metric in our STIP awards made to all corporate office employees, including our Named Executive Officers. Specifically, at corporate offices, 5 percent of the annual STIP payout depends on PotashCorp's overall safety performance, motivating employees at all levels of the Company toward safety awareness and superior safety performance.

Managing Compensation Risk

Risk management begins with an active Board and management team engaged in analyzing the many risks PotashCorp faces and working with PotashCorp leaders to manage those risks. We believe that, among other factors, the following elements of our compensation programs, which are described in greater detail in the CD&A, help to discourage inappropriate risk-taking:

- an appropriate mix of each of the six primary compensation components;

- a significant percentage of compensation in the form of medium- and long-term awards, which have performance thresholds that must be achieved before any award may vest;

- goals that reflect a balanced mix of quantitative and qualitative performance measures, including safety metrics, to avoid excessive weight on any single performance measure;

- caps on compensation payments, even in the case of extraordinary performance;

- detrimental activity clawback provisions in certain of our incentive plans;

- a formal PotashCorp Policy on Recoupment of Unearned Compensation;

- Share ownership requirements;

- a tail period of continued vesting under the POP for up to three additional years upon retirement;

- an annual review of, and vote by PotashCorp shareholders to approve, our POP;

- a prohibition on executive officers, directors and certain other PotashCorp employees entering into hedging transactions involving PotashCorp Shares (including stock options and other stock awards);

- a prohibition on executive officers and directors pledging PotashCorp Shares; and

- periodic evaluation and testing by the Committee of variable compensation plan metrics.

See "Compensation Discussion and Analysis — Elements of Executive Compensation: Overview" beginning on page 45.

In 2014, Towers Watson analyzed our compensation program from a risk management perspective. As part of its risk assessment, Towers Watson considered the elements discussed above, such as our Policy on Recoupment of Unearned Compensation, our Share ownership requirements and the significant percentage of compensation provided in the form of medium- and long-term awards, all of which help to align incentives with appropriate risk-taking. The Committee agreed with the conclusions of Towers Watson and determined that

PotashCorp's compensation program does not create risks that are reasonably likely to have a material adverse effect on PotashCorp. For additional information regarding risk management, see "How We Approach Risk" beginning on page 21 of PotashCorp's 2014 Annual Integrated Report.

Ownership Mentality

Our executive compensation program is designed to align the interests of our management with those of PotashCorp's shareholders. Each executive has a Share ownership minimum (excluding unexercised options under the POP and performance units under the MTIP) that needs to be maintained. Currently, all Named Executive Officers satisfy the applicable minimum Share ownership requirements. In addition, the MTIP and POP pay awards based on Share price performance over extended periods and, upon retirement, awards under the POP continue to vest in accordance with their original vesting schedule. As a result, our executives effectively have a tail period following retirement, retaining an economic interest in PotashCorp's ongoing performance for up to three years following retirement.

Performance Measurement

Pay-for-performance starts with plan design. Even though the individual components of our pay programs are designed to align pay with performance, we believe that it is important to regularly measure how successful we have been in achieving this objective.

In 2014, at the request of the Committee, Towers Watson conducted a study of the relationship of our Named Executive Officers' pay to PotashCorp's performance. For purposes of the study, pay included base salary, the payout value or, if not yet paid, the 2013 year-end value of incentive awards granted during the three-year measurement period and the aggregate annual change in the value of stock options granted during the measurement period. PotashCorp measures performance as the composite of TSR growth, earnings per Share growth and cash flow per Share growth during the measurement period. PotashCorp then compares its pay and performance to that of the Comparator Group (as defined below), measured on the same basis, to determine the percentile rank of each. The performance percentile rank is then compared to the Realizable Pay percentile rank to determine correlation. Our objective is to have the result fall within an alignment zone that is no more than one standard deviation away from complete alignment of Realizable Pay and PotashCorp's performance.

Largely driven by external events in the potash industry, PotashCorp's absolute TSR declined during the three-year period ended December 31, 2013. However, due to our strong financial performance, PotashCorp's composite percentile rank was only slightly below the Comparator Group median. The decrease in TSR, coupled with an executive compensation program that is more heavily weighted towards stock options (which are more

sensitive to stock price volatility) than that of the other members of the Comparator Group, resulted in the low Realizable Pay percentile for our Named Executive Officers over the same 2011-2013 three-year period, the most recent period for which data is available.

Overall, the Committee believes the results of the Towers Watson study, and similar studies conducted each year since 2007, demonstrate an appropriate alignment between our Named Executive Officers' compensation and PotashCorp's performance.

The results of the Realizable Pay analysis conducted by Towers Watson are shown as follows:

Historical 3-Yr Realizable Pay vs. 3-Yr Composite Performance



High Pay
75th
50th
25th
Low Perf.
Low Pay
3-Yr Realizable Pay (percentile of peer group)
ALIGNMENT
2009 - 2011 Analysis
2011 - 2013 Analysis
2010 - 2012 Analysis
High Perf.
25th
50th
75th
3-Yr Composite Performance (percentile of peer group)

Value Sharing and Affordability

One of our key principles is that our executive compensation program should provide an appropriate level of value sharing between PotashCorp executives and shareholders, with payouts to executives in proportion to PotashCorp shareholders' return. In addition, we believe it is important that compensation be affordable to PotashCorp. To measure affordability, Towers Watson measures the Realizable Pay earned by our five most-highly compensated officers as a percentage of PotashCorp's net income. This percentage over the three years ended December 31, 2013, the most recent period for which information is available, was the lowest among our Comparator Group at just 0.3%.

We believe our executive compensation program is affordable and reasonable for PotashCorp, with metrics, targets and maximum payouts that are designed for affordability and reasonableness in absolute terms and relative to the programs of the Comparator Group.

CEO Performance and Pay

One of our important annual responsibilities is the assessment of our CEO's performance and setting his compensation.

In connection with Mr. Tilk's employment, effective July 1, 2014, the Board approved an initial annual base salary of Cdn$1 million (less applicable withholding and deductions) for Mr. Tilk for his services as CEO. After December 2014, Mr. Tilk was eligible for an increase to his salary, effective January 1, 2015, in accordance with Company policies and procedures and based on performance and internal and external pay equity. In January 2015, based on the detailed assessment of Mr. Tilk's performance in 2014, the Committee recommended, and the independent members of the Board approved, an increase of 3.5% for 2015 in Mr. Tilk's current base salary of Cdn$1 million and a 2014 STIP award to Mr. Tilk of Cdn$1 million, 149% relative to target. The detailed assessment of Mr. Tilk's performance in 2014 relative to his goals is set forth in "Compensation Discussion and Analysis — Chief Executive Officer Compensation — Mr. Tilk" on page 52.

As previously disclosed, in light of, among other things, the economic challenges faced by the Company in 2013, Mr. Doyle's salary was unchanged in 2014 as compared to 2013. In January 2015, based on the detailed assessment of Mr. Doyle's performance in 2014, the Committee recommended, and the independent members of the Board approved, a 2014 STIP award for Mr. Doyle of $1,120,000, 67% relative to the 2014 STIP performance target. A detailed discussion of all of the various components of his compensation for serving as our President and CEO through June 30, 2014 is set forth in the CD&A which follows this letter.

Highlights of Recent Executive Compensation Updates

Recently, we have taken or begun to take the following actions, among others, which we believe will further enhance our ability to attract, retain, develop and engage effective leaders and promote shareholder value:

- An extensive review of the Company's short-, medium- and long-term incentive compensation programs, which is expected to impact the compensation of our executive officers beginning in 2016. The Committee believes that these periodic reviews are an important part of maintaining a compensation strategy that is competitive, engaging, cost-effective and aligned with the Company's corporate strategy.

- As previously disclosed and in lieu of commencing a new medium-term incentive plan ("MTIP") for the period commencing January 1, 2015 and ending December 31, 2017 that may not ultimately reflect the results of the ongoing review, the Board, upon the recommendation of the Committee, granted special interim awards of performance options to purchase common shares of PotashCorp under the 2014 POP to MTIP-eligible employees.

- Effective July 1, 2014, the PotashCorp defined benefit Canadian Supplemental Plan (the "Prior Canadian Supplemental Plan") was closed to new participants. On February 20, 2015, the Board

approved a new defined contribution Canadian Supplemental Plan (the "New Canadian Supplemental Plan" and, together with the Prior Canadian Supplemental Plan, the "Canadian Supplemental Plans"). See "Executive Compensation — Pension Benefits" on page 64.

- In connection with Mr. Tilk's appointment as our President and Chief Executive Officer, the independent members of the Board approved a multi-year incentive plan for him with a performance period from July 1, 2014 through December 31, 2015, and with vesting to occur on July 1, 2017. See "Compensation Discussion and Analysis — Chief Executive Officer Compensation — Mr. Tilk" on page 52.

Succession Planning

One of the major responsibilities of the Committee is to oversee PotashCorp's management succession planning. Each year, we review our progress, examine any gaps in succession plans and discuss ways to improve succession planning. Once each year, we meet with our CEO to discuss succession plans for our senior executive officers. In addition, the Board regularly interacts with PotashCorp's senior management and management team. As a result of this active succession planning process, in 2014, over 75% of senior staff openings were filled by qualified internal candidates who were trained and developed for the promotions they received.

In addition to the responsibilities of the Committee described above, the Board dedicated significant resources in 2013 and 2014 to PotashCorp's succession planning process for its President and CEO. In May, 2012, the Board created an ad hoc succession planning committee comprised of the Board Chair and each Committee Chair. During 2013 and 2014, this succession planning committee held 23 meetings, including meetings with Mr. Doyle and others, to discuss succession planning. The succession planning committee also identified and met with potential CEO candidates. Throughout the process, the succession planning committee provided regular updates to, and received input from, the Board. After careful consideration, Mr. Tilk was identified as the leading candidate, and the succession planning committee engaged in negotiations with Mr. Tilk regarding his employment with PotashCorp. Following the successful completion of this negotiation and the succession planning process, the Board appointed Mr. Tilk to replace Mr. Doyle as President and CEO, effective July 1, 2014, upon Mr. Doyle's resignation as President and CEO and transition to Senior Advisor.

Director Compensation

The Board's compensation was not increased in 2014. The annual retainer for 2014 remained at $200,000 for outside directors and $400,000 for the Board Chair. The total compensation for outside directors in 2014 was at the median of the Comparative Compensation Information. Much like our executive officers, directors must attain specific Share ownership levels, which we believe results in each of our directors holding a significant at-risk investment. For additional information on director compensation, see "About the Board — Director Compensation" beginning on page 20.

Shareholder Engagement

Listening to PotashCorp shareholders is one of our core values. In fact, shareholder input has been sought and used in the design of the POP. From the outset of the POP in 2005, we have given shareholders a vote on this plan, which represents one of the most significant components of our pay package. The binding vote is taken on an annual basis and, at the end of each year, any Shares underlying ungranted options are no longer available for issuance. The POP has received considerable shareholder support every year under this annual binding vote.

Since 2010, building on PotashCorp's status as one of the first companies in North America to adopt an advisory "Say on Pay" vote, we have implemented new features on our website as part of our shareholder outreach program, including the live streaming of PotashCorp's 2014 Annual Meeting of Shareholders and a shareholder survey that helps users understand the key elements of our executive compensation program as well as provide feedback on its perceived effectiveness. In 2014, PotashCorp's "Say on Pay" resolution received significant shareholder support with over 96.5% affirmative votes. The Committee greatly values and carefully considers shareholder feedback on our executive compensation programs.

In this regard, the Board and Committee value the feedback from the "Say on Pay" vote. After considering the results of the 2014 vote, the Board and Committee worked to continue the design and implementation of a compensation program that promotes the creation of shareholder value and furthers our executive compensation philosophy.

Compensation Committee Interlocks and Insider Participation

During 2014, none of the members of the Committee served, or has at any time served, as an officer or employee of PotashCorp or any of its subsidiaries. In addition, none of PotashCorp's executive officers has served as a member of a board of directors or a compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of the Board or the Committee. Accordingly, the Committee members have no interlocking relationships required to be disclosed under SEC rules and regulations.

Furthermore, no two directors serve together on both the PotashCorp Board and any other for-profit company board or any committee thereof.

Report of the Committee

We have reviewed and discussed the CD&A with management and, based on this review and discussion, recommend that the CD&A be included in this Management Proxy Circular and in the Form 10-K.

Conclusion

We are committed to PotashCorp's success and believe that our executive compensation philosophy and package supports PotashCorp business strategies and promotes superior shareholder value. Through our program, we have been able to attract, retain, develop and engage successful executive officers. We hope that this summary of our philosophy and approach to executive compensation has helped you see why we believe our program is right for PotashCorp shareholders and for PotashCorp's long-term success. We encourage you to read the CD&A, which follows this letter, for additional details on our executive compensation. As always, we invite you to provide any input you may have regarding our executive compensation philosophy and package through our shareholder outreach program discussed above.

By the Compensation Committee:

> Keith G. Martell (Chair)
> John W. Estey
> Gerald W. Grandey
> C. Steven Hoffman
> Jeffrey J. McCaig
> Mary Mogford

February 20, 2015

Compensation Discussion and Analysis

This CD&A discusses the structure, principles, policies and elements of our executive compensation program, as well as the process related to and individuals involved in executive compensation decisions. Additional information about the compensation paid or payable to those individuals who served as our CEO and Chief Financial Officer and the next three most highly paid executive officers of PotashCorp during the year ended December 31, 2014 (the "Named Executive Officers") is also included.

A table of contents for the CD&A is set forth below:

Compensation Overview

Our Philosophy

The philosophy and structure of our executive compensation plans and programs are described in more detail in the immediately preceding "Letter from and Report of the Compensation Committee". Specifically, we seek to:

- attract, retain, develop and engage quality executives;

- motivate PotashCorp executives' actions to be aligned with the long-term interests of PotashCorp shareholders and other stakeholders;

- create an "ownership mentality" in the PotashCorp management team;

- provide an appropriate and affordable level of value sharing between PotashCorp shareholders and executives; and

- incent and reward performance in line with PotashCorp's corporate goals and shareholder experience.

Detailed information about the compensation awarded to our Named Executive Officers in 2014, 2013 and 2012 can be found in the Summary Compensation Table and the related compensation tables beginning on page 60.

Managing Compensation Risk

We also believe that the design, structure and implementation of our executive compensation philosophy should not encourage executives to take unapproved or inappropriate risks or engage in other improper behavior.

To accomplish these goals, we believe that it is appropriate for a majority of pay to be at-risk based on individual and company performance, with the at-risk portions designed to pay in proportion to PotashCorp's performance. Our executive compensation program components, described below, have different time horizons, as do PotashCorp's corporate goals, and components are generally complementary, not overlapping in metrics or objectives. Historically, corporate performance has been measured by reference to TSR, which we believe is an appropriate metric for at-risk compensation. To discourage unnecessary or inappropriate risk taking, we design our at-risk compensation programs with limits on the maximum amounts payable thereunder, even in the event of extraordinary performance in any period, and maintain a recoupment policy applicable to incentive compensation as well as incentive plans that contain detrimental activity clawback provisions. We have also adopted Share ownership requirements to be met by each Named Executive Officer.

For a discussion of the analysis of the risks associated with our compensation policies and programs, and the measures taken to mitigate against unnecessary risk taking, see the discussion under "Letter from and Report of the Compensation Committee — Executive Compensation — Managing Compensation Risk" on page 38 in the immediately preceding "Letter from and Report of the Compensation Committee."

Performance Measurement

Pay-for-performance starts with plan design. Even though the individual components of our pay programs are designed to align pay with performance, we believe that it is important to regularly measure how successful we have been in achieving this objective.

In 2014, at the request of the Committee, Towers Watson conducted a study of the relationship of our Named Executive Officers' pay to PotashCorp's performance. For purposes of the study, pay included base salary, the payout value or, if not yet paid, the 2013 year-end value of incentive awards granted during the three-year measurement period and the aggregate annual change in the value of stock options granted during the measurement period. PotashCorp measures performance as the composite of TSR growth, earnings per Share growth and cash flow per Share growth during the measurement period.

PotashCorp then compares its pay and performance to that of the Comparator Group, measured on the same basis, to determine the percentile rank of each. The performance percentile rank is then compared to the Realizable Pay percentile rank to determine correlation. Our objective is to have the result fall within an alignment zone that is no more than one standard deviation away from complete alignment of Realizable Pay and PotashCorp's performance.

Largely driven by external events in the potash industry, PotashCorp's absolute TSR declined during the three-year period ended December 31, 2013. However, due to our strong financial performance, PotashCorp's composite percentile rank was only slightly below the Comparator Group median. The decrease in TSR, coupled with an executive compensation program that is more heavily weighted towards stock options (which are more sensitive to stock price volatility) than that of the other members of the Comparator Group, resulted in the low Realizable Pay percentile for our Named Executive Officers over the same 2011-2013 three-year period, the most recent period for which data is available.

Overall, the Committee believes the results of the Towers Watson study, and similar studies conducted each year since 2007, demonstrate an appropriate alignment between our Named Executive Officers' compensation and PotashCorp's performance.

Looking to the Future

The Committee also believes that periodic reviews are an important part of maintaining a compensation philosophy and structure that is current, competitive, engaging, cost-effective and aligned with the Company's corporate strategy. Accordingly, the Committee is currently undertaking an extensive review of the Company's short-, medium- and long-term incentive compensation policies, which is expected to impact the compensation paid to our Named Executive Officers beginning in 2016.

Compensation Principles

We base the implementation of our executive compensation philosophy on the following principles:

- emphasize performance-based compensation;

- determine competitive and median levels of compensation with the assistance of an independent compensation consultant (for detail on the role of this compensation consultant, see "— Compensation Consultant; Comparative Compensation Information" following this discussion);

- target total direct compensation (salary plus target short-term incentive compensation and target long-term incentive compensation) at the median of comparable companies;

- provide the opportunity to earn above median compensation through medium- and long-term incentive plan awards

(performance units and stock options), with above-median compensation if performance is above the median of the comparable companies described below, and below-median compensation if performance is below the median of the comparable companies;

- adopt appropriate metrics such as TSR, which measure performance, and evaluate results compared to peer companies, such as those in the DAXglobal Agribusiness Index (the "DAX Ag Index") which provide a good source for measuring the performance of the agribusiness sector; and

- establish the overall value of retirement and healthcare benefits at approximately the median of comparable companies.

Compensation Committee Decision-Making Process

The Board, the Committee and the CEO are involved in compensation decision-making. As shown in Appendix G to this Management Proxy Circular, the Committee considers various inputs in making determinations of executive officer compensation, including advice from its independent compensation consultant and input from the CEO (with respect to the compensation of the Named Executive Officers other than the CEO). These determinations are shared with the Board and, with respect to the CEO, are considered a recommendation subject to the approval of the independent members of the Board.

Compensation Consultant; Comparative Compensation Information

The Committee relies on its independent compensation consultant for input on PotashCorp's executive compensation philosophy and the competitiveness of the design and award values for certain of our executive and director compensation programs. The independent compensation consultant also assists in the evaluation of compensation arrangements associated with certain strategic opportunities. Although this information and these inputs are important tools in the Committee's processes, the decisions made are solely those of the Committee and also reflect other factors and considerations,.

Since 2005, the Committee has annually engaged Towers Watson as its executive compensation consultants. Towers Watson reports to the Chair of the Committee. In its role as executive compensation consultant, in 2014, Towers Watson attended Committee meetings at which executive compensation matters were discussed.

In 2014, the Committee reviewed the independence of Towers Watson's advisory role relative to the independence factors adopted by the SEC to guide listed companies in determining the independence of their compensation consultants, legal counsel and other advisers. Following its review, the Committee concluded that Towers Watson had no conflicts of interest not otherwise disclosed in this CD&A, and provides the Committee with objective and independent executive compensation advisory services. In accordance with our adherence to the best practice of retaining independent executive compensation consultants, any work other than executive compensation consulting services performed for the Committee by Towers Watson must be approved in advance by the Chair of the Committee. The following table sets forth the fees paid to Towers Watson in 2014 and 2013.

	Year ended December 31,	
	2014	**2013**
Fees attributable to executive and director compensation consulting services[1]	$394,170	$300,420
Fees attributable to other services[2]	$110,000	$110,000

(1) Includes $19,875 and $28,974 for 2014 and 2013, respectively, attributable to compensation consulting services for executives, other than the Named Executive Officers, requested by management and approved by the Committee, including calculation of stock and option award grant date fair value amounts in accordance with Financial Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), "Compensation — Stock Compensation".

(2) Amounts reflect payments to an affiliate of Towers Watson in 2014 and 2013 for certain other services, including prescription drug benefit plan design and advice. These services were discussed with, and approved by, the Committee in advance of retaining this affiliate of Towers Watson.

Comparative Compensation Information

In executing its responsibilities related to executive compensation, the Committee uses executive compensation analyses prepared by Towers Watson and other compensation consultants. Such analyses typically include information from (1) a group of 19 publicly traded U.S. and Canadian companies, selected on the

basis of a number of factors, including similar industry characteristics, revenues and market capitalization (the "Comparator Group"); and (2) additional executive compensation surveys of U.S.-based companies with similar industry and revenue size provided by one of three compensation consulting services (the "Additional Surveys"). The 19 companies included in the Comparator Group in 2014 were:

Agrium Inc.	Goldcorp Inc.
Air Products and Chemicals, Inc.	Kinross Gold Corporation
Arch Coal Inc.	Monsanto Company
Ashland Inc.	The Mosaic Company
Barrick Gold Corporation	Newmont Mining Corporation
Cameco Corporation	Peabody Energy Corporation
Celanese Corporation	PPG Industries, Inc.
CF Industries Holdings, Inc.	Praxair, Inc.
Eastman Chemical Company	Teck Resources Limited
Ecolab Inc.	

We periodically review our Comparator Group to ensure that the companies included in the group share similar industry characteristics, revenues and market capitalization. The Committee reviewed our Comparator Group, and in early 2014, determined that no changes were necessary from the 2013 Comparator Group.

In 2014, the three Additional Surveys considered were: (1) the TWDS 2014 Survey Report on Top Management Compensation; (2) the Mercer 2014 US Executive Compensation Survey; and (3) the TWDS 2014 US CDB General Industry Executive Compensation Database. A list of the companies included in each of the Additional Surveys is filed as Exhibit 99(b) to our Form 10-K.

Elements of Executive Compensation: Overview

Historically, there have been six primary components of our executive compensation package:

1. base salary

2. short-term cash incentives under our Short-Term Incentive Plan ("STIP")

3. performance awards issued as medium-term incentives under our Medium-Term Incentive Plan ("MTIP")

4. performance stock options issued as long-term equity incentives under our Performance Option Plan ("POP")

5. retirement benefits

6. severance benefits

at-risk compensation

More detail on each element and its purpose within the total executive compensation package is described in the following table and below in this discussion and analysis.

Category	Component	Form	Eligibility	Performance Period	Design
Base Salaries		Cash	All salaried and non-union hourly employees (Union hourly employees are subject to terms of collective bargaining agreements)	Annual	• The only fixed component of total direct compensation • Typically set annually and at the median of Comparative Compensation Information, adjusted for salaried employees to reflect individual performance, progression on the job and internal pay equity
At-Risk Compensation	*Short-Term Incentive Plan (STIP)*	Cash	All executives and most salaried staff and union and non-union hourly employees	1 year	• Annual cash bonus — one-year performance period • Payout is based on achieving a Board-established cash flow return metric and achievement of certain safety, environmental and operational targets • No payout for achieving less than 50% of the cash flow target; maximum payout is capped at two times target regardless of cash-flow return achieved. Individual payouts are subject to adjustment (±30%) based on individual performance
	Medium-Term Incentive Plan (MTIP)	Cash-Settled Performance Share Units	All executives and senior management (approximately 77 individuals as of December 31, 2014)	3 years	• Three-year performance period (the 2012 MTIP began on January 1, 2012 and ended on December 31, 2014) • One-half of payout is based on corporate TSR and the other half is based on TSR relative to the DAX Ag Index • Units are issued using a formula based on a price equal to the average closing Share price for the last 30 trading days immediately preceding the beginning of the three-year MTIP performance period • No payout if minimum performance objectives are not achieved; maximum payout for each component is capped at 150% of target • Maximum price escalation is capped at four times the starting price over the three years of the MTIP • In lieu of commencing a new 2015 - 2017 MTIP, special interim awards of performance options to purchase common shares of PotashCorp were granted to eligible employees under the 2014 POP. See "— Incentive Plan Compensation — 2012 Medium-Term Incentive Plan — Future Medium-Term Incentives."
	Performance Option Plan (POP)	Performance Options	All executives, senior management and other selected managers (approximately 291 individuals as of December 31, 2014)	3 year vesting 10 year option term	• Option vesting is based on the amount by which our cash flow return on investment exceeds the weighted average cost of capital over a three-year performance period • Value of options is based on Share price appreciation, if any • The POP is submitted to shareholders for approval every year, with options granted following the annual meeting of shareholders if approved by shareholders

Category	Component	Form	Eligibility	Performance Period	Design
Retirement Benefits	*Canadian Pension Plan*	Cash	All Canadian salaried staff and certain union and non-union hourly employees	Pensionable service period	• Benefits are based on the participant's required contributions (up to 5.5% of earnings) and equivalent matching contributions by PotashCorp
	New Canadian Supplemental Plan	Cash	Selected senior executives eligible on or after July 1, 2014 (3 individuals as of December 31, 2014)	2 year vesting	• Benefits are based on 10% eligible base pay plus earned STIP offset by Canadian Pension Plan Company contributions
	Prior Canadian Supplemental Plan (closed to new participants on June 30, 2014)	Cash	Selected senior executives (27 individuals as of December 31, 2014)	Pensionable service period to a maximum of 35 years	• Benefits are based on 1.5% of the average of the participant's three highest consecutive years' earnings multiplied by years of pensionable service, minus the benefit payable due to employer contributions under the Canadian Pension Plan. Certain senior executives' benefits and all benefits for accrued service prior to January 1, 2011 are calculated differently • No benefits are payable if termination is before age 55
	U.S. Pension Plan	Cash	All U.S. salaried and non-union hourly employees	Pensionable service period to a maximum of 35 years	• Benefits are based on 1.5% of the participant's final average compensation, which is calculated using the highest paid 60 consecutive months of service out of the last 120 months, multiplied by years of service accrued after December 31, 1998. A participant with service accrued prior to January 1, 1999 under previous plans will have a portion of his or her benefit calculated pursuant to such plans
	U.S. Supplemental Plan	Cash	Eligible U.S. salaried and non-union hourly employees	Pensionable service period to a maximum of 35 years	• Benefits are intended to provide participants with the same aggregate benefits they would have received under the U.S. Pension Plan had there been no legal limitations on providing those benefits. Separate limits on includable compensation apply to benefits earned under this plan • No benefits are payable if termination is before age 55
Severance Benefits	*General Severance Benefits*	Cash	All salaried employees	Upon qualifying termination of employment	• Two weeks of salary for each complete year of service, subject to a minimum of four weeks and a maximum of 52 weeks, are generally awarded in connection with termination without cause
	Change-in-control severance benefits	Cash, Insurance and Other Benefits	Specified senior executives (3 individuals as of December 31, 2014)	Upon qualifying termination of employment	• Under two legacy change-in-control contracts, benefits are awarded in connection with involuntary termination within two years of a change-in-control • Other change-in-control payments, including any such payments to our new CEO under his Employment Agreement (defined herein), generally require a "double trigger" of change-in-control and qualifying termination of employment

In addition to the above elements of compensation, certain U.S. employees participate in our 401(k) plans (the "401(k) Plans"), and certain Canadian employees participate in our savings plan (the "Savings Plan"). Pursuant to the 401(k) Plans and the Savings Plan, PotashCorp makes contributions for the benefit of participants. For information about the amount of company contributions made for the benefit of Named Executive Officers pursuant to such plans, see "Executive Compensation — Summary Compensation Table" beginning on page 60. We do not have non-qualified deferred compensation plans or arrangements pursuant to which our Named Executive Officers may elect to defer current compensation. Where appropriate, we design our compensation arrangements to provide relief from Section 162(m) of the United States Internal Revenue Code.

We combine these elements, particularly base salary and the short-, medium- and long-term incentives, to provide a total compensation package designed to attract highly qualified individuals and provide strong incentives to align efforts and motivate executives to deliver Company performance that creates sustained shareholder value. The total value of each compensation package is weighted towards the variable incentive components.

The diagrams included under "Letter from and Report of the Compensation Committee — Executive Compensation — Our Executive Compensation Package" set forth the relative weight of 2014 compensation attributable to base salary, short-term incentive targets and medium- and long-term incentive targets for our current CEO and our other Named Executive Officers (excluding Mr. Doyle).

Salary

Purpose: A fixed component of compensation necessary to attract and retain qualified employees.

We have established a system of tiered salary levels for senior executives (vice president and above). We assign senior executive positions to an appropriate salary tier that reflects the position's internal value to PotashCorp and equitable considerations based on comparisons to salaries for relevant positions in the Comparative Compensation Information. Within the assigned salary tier, we typically establish salary guidelines at levels that approximate the median of the Comparative Compensation Information. Individual executive salaries for executives that report directly to our CEO are recommended by our CEO and subject to approval by our CEO and the Committee. Our CEO's salary is recommended by the Committee and approved by the independent members of the Board.

Our executives, including our Named Executive Officers, are generally eligible for only one salary increase per year. As part of our annual salary review process, each of our Named Executive Officers' base salaries (excluding Mr. Doyle) will increase by 3.5% in 2015.

Incentive Plan Compensation

We design our incentive plans with goals and performance periods of varying durations in order to provide incentives over varied time horizons. We have historically provided executives with annual incentives through the STIP, three-year incentives through the MTIP and 10-year incentives through the POP.

For short-term incentives, under the STIP, we annually set corporate and operating group financial and operating goals. The MTIP incorporates absolute and relative TSR targets over a three-year period. Performance periods under the MTIP do not overlap. As a result, awards, if earned, are generally paid out once every three years, at the end of the three-year period. For long-term incentives, under the POP, we grant stock options, which we refer to as performance options because the award includes a performance metric to be met for vesting in addition to the inherent requirement of stock appreciation for any vested options to have value. Vesting is determined at the end of a three-year period based upon a target for cash flow return on investment compared to the weighted average cost of capital. Options are granted at fair market value on the grant date and, the options generally expire 10 years from the date of grant.

We believe that, in the aggregate, the range of performance periods in our incentive plans creates a strong alignment between the interests of our executive officers and shareholders.

The Committee analyzes our potential incentive plan payouts based on actual and potential performance scenarios to ensure that the value of the incentive awards granted or potentially paid to our Named Executive Officers is appropriately linked to our performance.

Short-Term Incentive Plan

Purpose: To develop strong corporate management by providing annual financial incentives to align with approved corporate and individual objectives; to attract, retain, develop and engage productive employees who support corporate and operational goals.

Our STIP provides for incentive awards based on an individual's performance and responsibilities and PotashCorp's financial and operational results. The plan provides incentives to individuals over a one-term performance period, and payout is based on successfully achieving annually set corporate and operating group financial and operating goals.

Design of STIP

The Committee assigns participants an incentive award target, expressed as a percentage of salary. The Committee typically establishes targets at the median of the Comparative Compensation Information.

For senior executives, including our Named Executive Officers, unadjusted incentive awards can range from 0% to 200% of salary, depending upon an executive's responsibilities, our Adjusted Actual Cash Flow Return ("ACFR") above the minimum threshold return as compared to the target return and our safety performance. ACFR is calculated by measuring operating income (net income before deducting taxes and interest), removing the effects of extraordinary gains or losses, incentive award accruals, non-cash items such as depreciation and cash taxes and then dividing by the asset base:

Officers	Award Percentage When ACFR is Less Than 1	Award Percentage When ACFR is Equal to or Greater Than 1	Maximum Award Percentage (ACFR Greater Than 1.5)
Tier 1: President and CEO	100% multiplied by ACFR	(200% multiplied by ACFR) minus 100%	200%
Tier 2: Executive Level 7 (Executive VP and COO, Executive VP, Treasurer and CFO)	70% multiplied by ACFR	(140% multiplied by ACFR) minus 70%	140%
Tier 3: Executive Level 6 (Senior VP, General Counsel & Secretary, Subsidiary Presidents)	55% multiplied by ACFR	(110% multiplied by ACFR) minus 55%	110%

Because the value of the awards under the STIP is capped at a specified percentage of participants' salaries, the Committee can more readily stress-test executive officer compensation and analyze the effect of significant upturns or downturns in PotashCorp's performance. Individual incentive awards are also subject to adjustment (±30%) based on the executive's individual performance, as well as PotashCorp's performance in relation to safety, provided that total adjusted awards approximate total awards at the mid-point. Under the terms of the STIP, if our ACFR is less than 50% of the target set by the Board for that year, we generally make no payments in respect of the cash flow component of the award as set forth in the following table:

	Threshold	Target	Maximum
Adjusted Cash Flow Return Ratio	0.50	1.00	1.50
Payout as a % of Target	50%	100%	200%

Linear interpolation between Threshold to Target and Target to Maximum; no payout below 50% ACFR

The Committee believes that ACFR is useful as an indicator of our ability to service our debt, meet other payment obligations and make strategic investments, and represents an appropriate metric with which to measure performance and align compensation.

The safety component of the award accounts for 5% of the total award for corporate employees, including the Named Executive Officers.

Determination of STIP Payout

Achievement of the target is determined by our ACFR and our safety performance. The Committee generally sets or approves cash flow return and safety performance targets that it believes are challenging to achieve, yet achievable. The following table sets forth our cash flow return performance under the STIP for each of the last three years:

	2014	2013	2012
Cash Flow Return Target	11.42%	18.85%	24.06%
Adjusted Actual Cash Flow Return	13.59%	15.53%	19.71%
Adjusted Cash Flow Return Ratio[1]	1.1908	0.8236	0.8192

(1) Due to rounding, dividing actual cash flow return by the cash flow return target may not result in the exact ACFR ratio.

Additionally, the safety performance component of the STIP for the Named Executive Officers had an actual total site recordable injury rate of 1.01 versus a target of 0.95. This represents a new PotashCorp record, and is lower than the previous record of 1.06 set in 2013. Sadly, we still experienced a fatality at our Cory Division in 2014. Payouts under the safety performance component of the STIP were at 36.84% of target. With these results, 2014 STIP payouts for the Named Executive Officers were made at 133.09% overall. For information regarding each Named Executive Officer's 2014, 2013 and 2012 actual STIP awards, see "Executive Compensation — Summary Compensation Table" beginning on page 60.

The STIP includes a change-in-control provision whereby STIP participants receive a lump sum payment for the pro rata portion of the year that elapsed through the date of a change-in-control, at the greater of target or actual performance through the end of the month in which the change-in-control occurs.

2012 Medium-Term Incentive Plan

Purpose: *To further align the interests of our executive officers and shareholders; to reward executive officers and key employees for superior performance over a three-year performance period for their continued contributions to our success.*

We believe our 2012 MTIP further aligned the interests of our executives and key employees with those of our shareholders by linking the vesting of awards to TSR over a three-year performance period. TSR measures the capital appreciation in our Shares, including dividends paid during the performance period, and thereby simulates the actual investment performance of our Shares.

Design of 2012 MTIP

Under the 2012 MTIP, we awarded participants a number of units based on the participant's salary at the later of the beginning of the performance period or the date of initial participation in the plan (multiplied by a factor of up to three to reflect the number of years such participant would participate in the plan), a target award percentage and the average Share price over the 30 trading days immediately preceding the performance period.

One-half of the 2012 MTIP units were to vest based on increases in our TSR. The remaining one-half of the units could vest based on the extent to which our TSR matches or exceeds the TSR of the DAX Ag Index.

We settle vested units in cash based on the average Share price over the last 30 trading days of the applicable performance period. The price used to determine the cash payout may not exceed a predetermined percentage of the market value of a Share as of the beginning of the performance period. Because the value of the units granted under the 2012 MTIP are capped (400%), the Committee can readily stress-test executive officer compensation and analyze the effect of significant upturns or downturns in PotashCorp's performance.

The 2012 MTIP performance period began January 1, 2012 and ended December 31, 2014. The peer group of companies for the 2012 MTIP consisted of the companies that are included in the DAX Ag Index. The target award percentages under the 2012 MTIP ranged from 0% to 150% depending on an executive's position and potential for contribution to our success.

Depending on the achievement of the performance objectives, 0% to 150% of the units granted under the 2012 MTIP could have vested. Achievement of the target performance objectives — a TSR of 50% and a TSR that was 130% of the DAX Ag Index — would have entitled a participant to 100% of the units awarded under the 2012 MTIP. Between 100% and 150% of the units would have vested if actual performance exceeded target performance. The maximum 150% of the units would have vested based on a TSR of 75% or more and a TSR that was 145% of the DAX Ag Index performance. No units would have vested if the minimum performance objectives — a TSR of 5% and a TSR that matches the DAX Ag Index performance — had not been achieved. Results between these thresholds are mathematically interpolated.

Under the 2012 MTIP, the price used to determine the cash payout could not exceed 400% of the initial Share price for purposes of the 2012 MTIP, which was $41.49 per Share.

Determination of 2012 MTIP Payout

Based on the performance of our Shares and the performance of our Shares relative to the DAX Ag Index, no performance share units vested under the 2012 MTIP. As a result, no payouts were made thereunder.

Future Medium-Term Incentives

As previously disclosed, due to the pending nature of the Committee's ongoing periodic review of the PotashCorp's short-, medium- and long-term incentive programs, the Committee determined that it was impractical to adopt an MTIP for the performance period commencing January 1, 2015 and ending December 31, 2017. Accordingly, on December 12, 2014 and in lieu of commencing a new 2015 - 2017 MTIP, the Board, upon the recommendation of the Committee, granted awards to eligible employees of performance options to purchase common shares of PotashCorp under the 2014 POP. These grants are intended to represent one year of MTIP value. The performance options have an exercise price per share of Cdn$40.42 for those performance options denominated in Canadian dollars and an exercise price per share of US$35.07 for those performance options denominated in US dollars. The performance options become vested and exercisable, if at all, based upon the extent to which performance objectives set forth in the 2014 Plan for the three-year measurement period starting January 1, 2014 and ending December 31, 2016 are achieved. For additional information regarding the 2014 POP, see "Long-Term Incentives (Performance Option Plan)" below and "Executive Compensation — Grants of Plan-Based Awards — Option Awards" on page 62.

The results of the Committee's ongoing review are expected to impact the medium-term incentives paid to our Named Executive Officers beginning in 2016.

Long-Term Incentives (Performance Option Plan)

Purpose: *To align the interests of our executive officers and shareholders; to provide incentives to executive officers and key employees to promote long-term shareholder interests.*

We provide our executives with long-term incentives through our POP. Our POP awards options to senior executives and other key employees for superior performance over a three-year performance period. Options vest based on metrics with a demonstrated relationship to TSR. The exercise price of an option is not less than the quoted market closing price of our Shares on the last trading day immediately preceding the date of grant. Options have a maximum term equal to 10 years from the date of grant, providing incentives to our executives to promote behaviour aligned with long-term shareholder value and interests.

On May 15, 2014, our shareholders approved the 2014 POP under which we could award, after February 20, 2014 and before

January 1, 2015, options for the issuance of up to 3,500,000 Shares pursuant to the exercise of options to eligible officers and employees. As of January 1, 2015, options to acquire 3,144,600 Shares, or approximately 0.38% of the total outstanding Shares (assuming the exercise of all such options), were issued and outstanding under the 2014 POP.

Design of the POP

The POP is submitted to shareholders for approval every year, with options granted following the annual meeting of shareholders if approved by shareholders. The number of options that the Board grants annually is that number of options intended to result in the appropriate total compensation for each management level, as determined by PotashCorp's performance and by reference to the Comparative Compensation Information. Shares underlying options not granted are no longer available for issuance after the end of the calendar year in which the POP is approved by shareholders.

In order to deliver total compensation that is consistent with the level of corporate performance achieved, the Comparative Compensation Information is typically analyzed on an annual basis to determine the 25th, 50th and 75th percentile compensation levels for our executive positions. The Committee links these compensation study results and the vesting schedule to determine option grant levels that will deliver the appropriate compensation for the performance delivered. The Committee strives to set the target value of each Named Executive Officer's option grant at a level that, including such Named Executive Officer's other compensation, will deliver compensation aligned with the median of the Comparative Compensation Information.

Under the POP, option vesting is tied to the achievement of corporate performance goals that correlate with our TSR and the relative performance of our TSR to the TSR of the DAX Ag Index, each based on average annual cash flow return on investment ("CFROI")[1] compared to weighted average cost of capital ("WACC")[2]. Performance is measured over a three-year period. Maximum vesting requires the three-year average CFROI-WACC to be 2.5% or greater, and no options vest if the three-year average CFROI-to-WACC comparison ("CFROI-WACC") is 0% or less. The Committee believes that 100% vesting under our POP requires

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[1] CFROI is the ratio of after-tax operating cash flow to average gross investment. After-tax operating cash flow is calculated by measuring operating income (net income before deducting income taxes and interest) and removing nonrecurring or unusual items, incentive award accruals, non-cash items such as depreciation and amortization and current income taxes. Average gross investment is calculated by measuring the average of total assets and making adjustments for amortization and depreciation, the fair value adjustment for certain investments, fair value of derivative instrument assets, cash and cash equivalents and certain current liabilities.

[2] WACC is calculated by measuring the product of (1) the market yield cost of net debt and (2) the market value of net debt divided by the market value of net debt and equity, and adding the product of (a) the cost of equity and (b) the market value of equity divided by the market value of net debt and equity, in each case subject to certain adjustments.

superior performance during the applicable performance period and believes that our POP vesting schedule appropriately links vesting of stock options to our performance relative to our peers. Results between these thresholds are mathematically interpolated, all in accordance with the following table:

Vesting Schedule	
3 Year Average of CFROI Minus WACC	**Vesting Percentage**
Less than 0%	0%
0.20%	30%
1.20%	70%
2.20%	90%
2.50%	100%

Towers Watson has reviewed our POP vesting schedule against the performance of the DAX Ag Index. In particular, Towers Watson analyzed the historical CFROI and WACC of the companies that comprise the DAX Ag Index to determine the expected performance range of the DAX Ag Index. The results of Towers Watson's review confirmed that our POP vesting schedule is appropriate and requires above-median performance to deliver above-median compensation.

Awards made under the POP contain a detrimental activity clawback provision. The detrimental activity clawback provision permits the Committee to withhold any amounts otherwise payable to the participant or to require the participant to repay certain amounts to PotashCorp in the event that the participant engages in a detrimental activity (including competitive activities, solicitation of our employees or disclosure of our confidential information).

Determination of POP Vesting

The following table sets forth the percentage of stock options granted under the 2012 POP, the 2011 POP and the 2010 POP that vested for the three-year performance periods ended December 31, 2014, December 31, 2013 and December 31, 2012, respectively.

	2012 POP	**2011 POP**	**2010 POP**
CFROI-WACC to Achieve Maximum Vesting	2.50	2.50	2.50
Actual CFROI-WACC[1]	6.93	11.12	12.28
Actual Vesting Percentage	100%	100%	100%

(1) Actual CFROI-WACC reflects the average of the annual CFROI-WACC for the three years during the applicable performance period.

During the three-year performance periods ended each of December 31, 2014, December 31, 2013 and December 31, 2012, we achieved performance sufficient to vest 100% of the stock options granted under each of the 2012 POP, 2011

POP, and 2010 POP, respectively. The 100% vesting of stock options reflected our exceptional performance relative to target during each performance period.

See "Executive Compensation — Outstanding Equity Awards at Fiscal Year-End — Outstanding Stock Options" on page 64 for information on the number of outstanding stock options under each of our existing stock option plans.

For 2015, we are requesting shareholder approval of 3,500,000 Shares to be available for issuance pursuant to the exercise of options to be granted under the provisions of the 2015 POP. We expect that this amount will be sufficient for grants to be made after the Meeting and before January 1, 2016.

Chief Executive Officer Compensation

The Committee annually reviews our CEO's salary, any awards under our STIP and MTIP and any grant of options under our option plans, and makes recommendations for the following year's CEO compensation to the independent members of the Board. With the assistance of Towers Watson, the Committee analyzes, among other things, the relationship between PotashCorp's performance and our CEO's annual earnings. Our CEO's annual compensation is typically determined primarily on the basis of his individual performance and PotashCorp's performance. The Committee considers factors that it deems relevant, including our financial results, our TSR and performance relative to similar companies within our industry, survey compensation data obtained from our compensation consultants, the duties and responsibilities of our CEO, our CEO's individual performance relative to written goals established at the beginning of each year, current compensation levels and the effect of significant upturns or downturns in our performance. The Committee also evaluates the compensation of CEOs in the Comparative Compensation Information. The comparison of our CEO's compensation to the compensation of CEOs in the Comparative Compensation Information incorporates many factors, including the relative sales and market capitalization of the companies, their profitability and shareholder return history, the duties of the CEO and any other extenuating or special circumstances. In general, we set our CEO's target cash compensation at the median of that range.

The Committee is also responsible for reviewing, approving and recommending to the Board for approval, on an annual basis, the corporate goals and objectives relevant to the compensation of our CEO. Outlined below are the approved goals for 2014 for each of Mr. Tilk and Mr. Doyle and performance measured against such goals.

Mr. Tilk

In connection with Mr. Tilk's hiring as our CEO effective July 1, 2014, the Committee took into account all of the foregoing factors and set Mr. Tilk's base salary in accordance with the provisions of his employment agreement. In January 2015, based on the detailed assessment of Mr. Tilk's performance in 2014, the Committee recommended, and the independent members of the Board approved, a 3.5% increase for 2015 to Mr. Tilk's then-current base salary of Cdn$1 million.

Mr. Tilk's STIP target payout for 2014 was 100% of his annual base salary, prorated based on his July 1, 2014 start date and days worked compared to total work days in the calendar year. Specifically, Mr. Tilk's performance was assessed for the second half of 2014 against the following individual performance goals, each weighted and described as indicated:

Goal 1: Leadership Team (15%)

- Assess strengths of organizational structure and leadership team to ensure optimal performance. (Met all of goal)

Goal 2: Knowledge (15%)

- Develop and demonstrate depth of knowledge regarding the company and industry, including a strong understanding of key markets and operations. (Exceeded above and beyond)

Goal 3: Communication & Engagement (10%)

- Provide leadership for PotashCorp through ongoing engagement and communication with key stakeholders, including investors, employees and communities. (Met all of goal)

Goal 4: Governance (15%)

- Lead Board and management interaction, ensuring transparency and alignment. (Exceeded above and beyond)

Goal 5: Strategy (25%)

- Together with the leadership team, review and evolve the company's strategic objectives, including a comprehensive review of opportunities and risks associated with current assets, investments and growth opportunities. (Met all of goal)

Goal 6: Compensation Plans (10%)

- Review and assess incentive compensation plans to ensure they reward performance, align with shareholder interests and are competitive. (Met most of goal)

Goal 7: Performance Evaluation & Succession (10%)

- Develop a company-wide performance-based evaluation process to assess individual performance and prepare for succession in the key business units. (Met most of goal)

Goal 8: Safety, Health & Environment: Discretionary: (-100% to +30% of Sub-Total Product of the Goals 1-7)

- As an overarching objective, the Compensation Committee has the discretion to adjust the CEO's STIP for overall safety, health and environmental performance during the year. Discretionary adjustment will be within the parameters of the STIP program (i.e., minimum payout of nil for extremely poor overall performance, maximum payout of +30% for very strong performance). (Performance at target achieved)

In January 2015, the Committee and the other independent members of the Board reviewed all relevant factors and Mr. Tilk's specific performance goals detailed above for the purpose of determining Mr. Tilk's STIP award.

Based on this assessment, the Committee recommended, and the other independent members of the Board approved, a 2014 STIP award (including a discretionary increase for contributions to the Corporation made by Mr. Tilk prior to his July 1, 2014 start date) to Mr. Tilk of Cdn$1 million, 149% relative to target. This award exceeded Mr. Tilk's normal STIP target. In addition to his strong performance during his first six months as President and CEO, the Committee and the independent members of the Board recognized special considerations, including Mr. Tilk's considerable preparation efforts in the months after the employment offer was made but prior to his July 1, 2014 start date, as well as numerous expenses incurred and not reimbursed to Mr. Tilk during this same pre-employment period.

Based upon his hiring date, Mr. Tilk was not eligible to participate in the 2012 MTIP. In lieu of participation in the MTIP and other long-term compensation plans for 2014 and 2015 and in lieu of a signing bonus or other initial payment, Mr. Tilk was given the opportunity to participate in a separate multi-year incentive plan. Under this plan, Mr. Tilk was awarded 187,454 full-value DSUs, which vest on July 1, 2017, subject to the satisfaction of certain performance measures during the period from July 1, 2014 to December 31, 2015. The DSUs will pay out at threshold and up to maximum levels based on performance against the goals, with no payout if performance falls below the threshold level. DSUs will be settled in cash when employment is terminated. The PotashCorp performance goals below represent 50% of the award and individual performance goals described above with respect to Mr. Tilk's STIP represent the other 50% of the award, as determined by the Committee and other independent members of the Board:

Goal 1: TSR Relative to Peers (50%)

- Measured for the period July 1, 2014 to December 31, 2015.

- Our peers for this award include: Agrium Inc.; Arab Potash Company; CF Industries Holdings, Inc.; Intrepid Potash, Inc.;

K + S AG; Israeli Chemicals Ltd.; The Mosaic Company; Sociedad Quimica y Minera de Chile; Uralkaliy OAO and Yara International ASA.

- The TSR vesting schedule is based on our TSR ranking against these peers as follows:

  - 1 to 4: 100% vesting

  - 5 to 7: 75% vesting

  - 8: 50% vesting

  - 9 to 11: 0% vesting

Goal 2: Change in Earnings Per Share (25%)

- The period July 1, 2014 to December 31, 2015 is measured against the period January 1, 2013 to June 30, 2014.

- The vesting schedule for this goal is based on the change in our earnings per share for the periods presented as follows:

  - No change or decline: 0% vesting

  - 10% or greater increase: 100% vesting

  - An increase greater than zero but less than 10% will be interpolated

Goal 3: Change in Cash Flow Per Share before Working Capital (25%)

- The period July 1, 2014 to December 31, 2015 is measured against the period January 1, 2013 to June 30, 2014.

- The vesting schedule for this goal is based on the change in cash flow per share before working capital for the periods presented as follows:

  - No change or decline: 0% vesting

  - 10% or greater increase: 100% vesting

  - An increase greater than zero but less than 10% will be interpolated

Mr. Doyle

As previously disclosed, in light of, among other things, the economic challenges faced by the Company in 2013, Mr. Doyle's salary for serving as President and CEO was unchanged in 2014 as compared to 2013.

Mr. Doyle's STIP target payout was 100% of his annual base salary.

Specifically, Mr. Doyle's performance was originally to be assessed against the following individual and corporate performance goals:

Goal 1: Create superior long-term shareholder value.

- Continue to drive the "Potash first" strategy by actively staying on top of all global opportunities while at the same time being open to strategic alternatives for our various businesses. This work should consider the industry environment for the next five years and beyond.

- Meet the budget approved for 2014 including earnings per share of $1.53 and cash flow per share of $2.63.
- Outperform the Comparator Group and DAX Ag Index.
- Manage major capital projects to achieve on-time and on-budget completion with the planned production ramp-up and output levels.
- Meet a cost reduction target per tonne for 2014 compared to 2013 for each nutrient.
- Lead management's effort to make sure it does its part in the pursuit of the best possible corporate governance for PotashCorp.

Goal 2: Be the supplier of choice to the markets we serve.

- Outperform competitors on quality, reliability and service as measured by independent customers surveys.
- Find new ways to make it easier for our customers to do business with us.

Goal 3: Build strong relationships with and improve the socioeconomic well-being of our communities.

- Meet or exceed both the letter and spirit of our commitment in fulfilling the Pledge to Saskatchewan.
- Provide leadership for PotashCorp within the investment community, within our industry and in the communities in which our people work and reside.

Goal 4: Attract and retain talented, motivated and productive employees who are committed to our long-term goals.

- Show measurable success in leadership development and succession planning for our employees in the year ahead.

Goal 5: Achieve no harm to people and no damage to the environment.

- Meet measurable safety index target of .95 recordable injury frequency rate, with the emphasis on reducing serious injuries so PotashCorp can achieve its goal of providing the safest work environment for its employees.
- Improve the environmental commitment and performance across PotashCorp operations to positively impact the climate, our use of natural resources, and our environmental stewardship.

In connection with his transition from President and CEO to Senior Advisor, it was determined that Mr. Doyle's performance would be measured against such goals for the portion of 2014 during which he served as our President and CEO, and his performance for the second half of 2014 would be measured based on the personal goal of the successful transition of the President and CEO role.

In January 2015, the Committee and the other independent members of the Board reviewed all relevant factors and Mr. Doyle's specific performance goals, including both the individual and corporate performance goals for the purpose of determining Mr. Doyle's STIP award. Based on these and other applicable factors, without assigning any specific weighting in analyzing Mr. Doyle's performance goals, the Committee recommended and the other independent members of the Board approved a 2014 STIP award to Mr. Doyle of $1,120,000 (67% relative to the 2014 STIP Performance target).

As discussed above, Mr. Doyle received no payout in 2014 under the 2012 MTIP.

Executive Share Ownership Requirements

We strongly support Share ownership by our executives. In November 2004, the Committee introduced minimum shareholding requirements to be met by November 2009 for the then-current executive officer group. Any individual promoted or appointed into a position subject to these requirements has a five-year period from the date of promotion or appointment within which to meet the Share ownership requirements. The Share ownership requirements reflect the value of Shares held and can be met through direct or beneficial ownership of Shares, including Shares held through our qualified defined contribution savings plans. Options and performance units (under the MTIP) are not included in the definition of Share ownership for purposes of the requirements.

Each officer, including each Named Executive Officer, has a Share ownership guideline, and compliance with these Share ownership requirements is reviewed at Committee meetings. If an officer's Share ownership falls below the minimum requirements due to a decline in the Share price, such officer will have three years to restore compliance. For purposes of determining compliance during this three-year period, the officer's Shares will be valued at the higher of cost or market value.

The ownership requirements are as follows:

Title	Share Ownership Requirement
Chief Executive Officer	5 times base salary
Chief Financial Officer, Chief Operating Officer, Division Presidents and Designated Senior Vice Presidents	3 times base salary
Designated Senior Vice Presidents and Vice Presidents	1 times base salary

As of February 20, 2015, each of our Named Executive Officers was in compliance with the applicable Share ownership requirements. The table below sets forth, for each Named Executive Officer, the number and value of Shares held, the value of Shares required to meet the ownership requirements and the value of Shares held as a multiple of the Named Executive Officer's base salary. For the purposes of calculating Mr. Tilk's ownership, DSUs awarded under Mr. Tilk's multi-year incentive plan will be included in the value of shares held upon vesting.

Named Executive Officer	2014 Annual Base Salary[4] ($)	Required Multiple	Number of Shares Held	Value of Shares Held[4] ($)	Value Required to be Held to Meet Requirements ($)	Value Actually Held as Multiple of Salary	Complies with Share Ownership Requirements
Jochen E. Tilk[1]	862,069	5x	385	14,237.30	4,130,345	0.02x	Yes
William J. Doyle[2]	1,256,600	5x	2,717,240	100,483,535.20	7,949,123	79.96x	Yes
Wayne R. Brownlee	588,336	3x	712,130	26,334,567.40	1,765,008	44.76x	Yes
G. David Delaney	574,471	3x	130,299	4,818,457.02	1,723,413	8.39x	Yes
Stephen F. Dowdle	435,616	3x	62,708	2,318,941.84	1,306,848	5.32x	Yes
Joseph A. Podwika[3]	434,946	3x	35,797	1,323,773.06	1,304,838	3.04x	Yes

(1) Mr. Tilk has until July 1, 2019 to achieve his Share Ownership requirement. As of February 20, 2015, giving effect to Mr. Tilk's DSUs as if paid out and vested at maximum levels, the value of his Shares held would be $7,509,165.33.

(2) Includes 2,681 Shares held in the William & Kathy Doyle Foundation; 761,106 Shares held in the WJ Doyle Revocable Trust; 692,184 Shares held in the Doyle Family LLC (Mr. Doyle controls these Shares and has a beneficial interest in a majority of the interests of the LLC; however, the remaining interests of the LLC are beneficially owned by members of Mr. Doyle's immediate family); 42,853 Shares held in the Doyle Family Stock Trust II; 100,000 Shares held in the DFG Trust III; 646,842 Shares held in Doyle Investments LLC (Mr. Doyle controls these Shares; however, the majority of the interests of the LLC are beneficially owned by members of Mr. Doyle's immediate family); 159,490 Shares held in the DFP Trust; 180,494 Shares held in the DFP Trust II, 42,233 Shares held in the DFST IV Trust and 89,357 Shares held in the DFL Trust II.

(3) Mr. Podwika had achieved the requisite ownership requirement within five years of his appointment; however, due to a decline in the Share price after October 2013, he is currently below the minimum requirement and, as such, has three years from that date to restore compliance.

(4) Canadian dollar amounts have been converted to United States dollars using the December 31, 2014 exchange rate of 1.16.

Policy on Recoupment of Unearned Compensation

The Board has approved and we have adopted the PotashCorp Policy on Recoupment of Unearned Compensation. Under this policy, if the Board learns of misconduct by an executive that contributed to a restatement of PotashCorp's financial statements, the Board can take action it deems necessary to remedy the misconduct. In particular, the Board can require reimbursement of incentive compensation or effect the cancellation of unvested performance option awards if (1) the amount of the compensation was based on achievement of financial results that were subsequently restated, (2) the executive engaged in misconduct that contributed to the need for the restatement and (3) the executive's compensation would have been a lesser amount if the financial results had been properly reported.

In addition, awards made under the POP contain a detrimental activity clawback provision. See "— Long-Term Incentives (Performance Option Plan) — Design of the POP" on page 51.

Hedging and Pledging Policies

As a general matter, our executive officers are prohibited from entering into hedging transactions involving our Shares (including stock options and other stock awards), pledging our Shares and otherwise shorting our Shares.

Post-Retirement and Termination Compensation

Retirement Benefits

Purpose: *To supplement the income of our employees after their retirement.*

We provide post-retirement benefits to employees generally, and we typically do not consider an employee's past compensation in determining eligibility for post-retirement benefits. For a description of our pension plans, see "Executive Compensation — Pension Benefits" beginning on page 64. For information about the amount of company contributions made for the benefit of Named Executive Officers pursuant to our post-retirement benefit plans, see "Executive Compensation — Summary Compensation Table" beginning on page 60. We do not grant extra years of credited service under our pension plans, except as discussed under "— Employment Agreements and Change-in-Control Agreements" on page 56 and otherwise, as appropriate, in exceptional circumstances.

As calculated in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS") for financial statement reporting purposes, the following table sets forth our total balance sheet liability under the Prior Canadian Supplemental Plan and the U.S. Supplemental Plan for all current and former executive officers and other covered employees as of December 31, 2014 and December 31, 2013:

	December 31, 2014	December 31, 2013
Total Supplemental Plan Liability	$81.3 million	$77.6 million

General Severance Benefits

Purpose: *To provide appropriate benefits that reflect the potential difficulty in obtaining comparable employment in a short period of time; to provide for a complete separation between the terminated employee and PotashCorp.*

Our current severance policy for termination without cause, which is generally applicable to salaried employees including our Named Executive Officers, is to provide notice of impending termination, or payment of salary in lieu of notice, equivalent to two weeks for each complete year of service (subject to a minimum of four weeks and a maximum of 52 weeks). Such policy is superseded by specific termination provisions contained in any applicable written agreement and may be subject to adjustment. Payment of severance benefits is discretionary, except as may be required by law.

Employment Agreements and Change-in-Control Agreements

Chief Executive Officer Employment Agreement

Purpose: *To provide certainty around the employment terms for our current Chief Executive Officer.*

Effective July 1, 2014, PotashCorp entered into an executive employment agreement with Mr. Tilk (the "Employment Agreement"). Under the Employment Agreement and accompanying Conditional Offer of Employment, dated April 5 (the "Offer"), PotashCorp agreed to employ Mr. Tilk as Chief Executive Officer for an indefinite period of time. The Employment Agreement provides for an initial annual base salary of Cdn$1 million. As part of our annual salary review process, the independent members of the Board have set Mr. Tilk's annual base salary at Cdn$1,035,000 for 2015. See "— Chief Executive Officer Compensation" on page 52.

Under the Employment Agreement and the Offer, Mr. Tilk is generally entitled to the following benefits:

- participation in the STIP with a target award equal to 100% of Mr. Tilk's base salary and pro-rated from July 1, 2014 based on days worked versus total work days in the calendar year;

- in lieu of any signing bonus or participation in the MTIP and POP for the 18-month period ending December 31, 2015, a multi-year incentive award payable in DSUs, subject to meeting performance requirements;

- severance benefits equal to (a) one times his annual salary plus target bonus, plus benefits for one year, if Mr. Tilk is terminated without cause prior to December 31, 2014 and (b) two times his annual salary plus target bonus, plus benefits for two years, if Mr. Tilk is terminated without cause after December 31, 2014; and

- a double-trigger change-in-control severance benefit described under "— Change-in-Control Agreements."

Mr. Tilk also participates in the Canadian Pension Plan and is entitled to participate in the New Canadian Supplemental Plan. Additionally, Mr. Tilk will be entitled to other benefit arrangements generally available to PotashCorp executives.

Mr. Tilk has agreed that throughout his employment at PotashCorp and upon termination, he will be subject to a general release of claims with respect to PotashCorp and non-compete, non-solicitation and confidentiality restrictions. Depending on the circumstances of his termination, the non-compete and non-solicitation restrictions would be in force for one to two years after Mr. Tilk leaves the employ of PotashCorp.

Change-in-Control Agreements

Purpose: *To incent executives to remain employed by us when facing a potential change in control.*

Mr. Doyle and Mr. Brownlee

Effective December 30, 1994, we and, where applicable, PCS Sales (USA), Inc. ("PCS Sales"), entered into change-in-control agreements with certain senior executives, including Mr. Brownlee and our former President and CEO, Mr. Doyle. Apart from change-in-control provisions entered into with Mr. Tilk and included in Mr. Tilk's employment agreement, we have not entered into new change-in-control agreements. On December 31, 2010, we entered into an amendment with Mr. Doyle to remove the golden parachute excise tax "gross-up" provision of his change-in-control agreement and to make certain other technical changes in order to comply with Section 409A of the Internal Revenue Code. The initial term of each 1994 change-in-control agreement was through December 31, 1997. The term of each such agreement has automatically renewed for successive one-year periods since December 31, 1997 and continues to be subject to automatic renewal for successive one-year terms until the employee reaches age 65 or unless either party gives notice of termination. Mr. Doyle's agreement will terminate when he retires from PotashCorp on July 1, 2015.

Benefits pursuant to Mr. Brownlee's and Mr. Doyle's change-in-control agreement require both a change-in-control and an involuntary termination of the executive's employment within two years following a change-in-control. Termination includes ceasing to be employed for any reason, including constructive dismissal, except by reason of death, disability, resignation or voluntary retirement, or dismissal for dishonest or willful misconduct. The severance benefit entitlements upon termination of employment following a change-in-control are:

- a lump-sum payment of three times his current base salary and average bonus for the last three years;

- a lump-sum payment of the pro rata target bonus for the year in which the termination occurs;

- immediate vesting and cash out of a pro rata portion of the current performance period's MTIP awards;

- a credit of three additional years of service under the Canadian Supplemental Plan;

- a three-year continuation of medical, disability and group term life insurance, provided that these benefits terminate upon obtaining similar coverage from a new employer or upon commencement of retiree benefits; and

- financial or outplacement counseling to a maximum of Cdn$10,000.

Each of Mr. Brownlee's and Mr. Doyle's change-in-control agreements further provides that all outstanding unvested options granted to him become exercisable upon the occurrence of a change-in-control. In the event no public market for the Shares exists, we (or PCS Sales, as the case may be) will compensate him for the value of his options based on a Share value approved by our shareholders upon a change-in-control, or, if no such value has been approved, the market value of the Shares when last publicly traded.

For additional information about Mr. Brownlee's and Mr. Doyle's change-in-control agreements, including the definitions of change-in-control and termination of employment, see the Forms of Agreement dated December 30, 1994, filed as Exhibit 10(p) to our Annual Report on Form 10-K for the year ended December 31, 1995.

Mr. Tilk

The Employment Agreement with Mr. Tilk also includes a change-in-control benefit. Change-in-control benefits pursuant to Mr. Tilk's Employment Agreement require a change-in-control and either (a) termination by Mr. Tilk of his employment following a Good Reason, or (b) involuntary termination of Mr. Tilk's employment within two years following a change-in-control. The severance benefit entitlements upon termination of employment within two years of a change-in-control are:

- payment of two years' of then current base salary plus Mr. Tilk's STIP, calculated by averaging the amount of short-term bonus received by Mr. Tilk in the two years prior to the termination, subject to certain exception if Mr. Tilk is terminated after six months of employment, but before he completes two years of employment;

- benefits for two years; and

- if terminated without just cause, up to two years of coverage under the Canadian Pension Plan and the New Canadian Supplemental Plan.

In addition, if the change-in-control occurs before Mr. Tilk's DSUs have been earned or vested and either (a) we terminate Mr. Tilk's employment without just cause or (b) Mr. Tilk terminates his employment following the occurrence of a Good Reason, then the full amounts of the units granted or earned will vest as of the date of the change-in-control. For more information about Mr. Tilk's multi-year incentive plan, see "— Chief Executive Officer Compensation — Mr. Tilk" on page 52.

For additional information about Mr. Tilk's Employment Agreement, including the change-in-control provisions, including the definitions of change-in-control and Good Reason, see the Executive Employment Agreement, dated July 1, 2014, between PotashCorp and Jochen A. Tilk, filed as Exhibit 10(nn) to our quarterly report on Form 10-Q for the quarter ended September 30, 2014.

Executive Compensation

A table of contents for this "Executive Compensation" section is set forth below:

Our Named Executive Officers

Below is a description of each individual who served as our CEO and our Chief Financial Officer, and each of our other Named Executive Officers, excluding Mr. Doyle, who resigned as President and CEO on July 1, 2014 and transitioned to Senior Advisor. Detailed information about the compensation awarded to our Named Executive Officers in 2014, 2013 and 2012 can be found in the Summary Compensation Table and the related compensation tables beginning on page 60.



Jochen E. Tilk
Age: 51

President and Chief Executive Officer

Jochen Tilk joined the company on July 1, 2014 in his current capacity, of President and Chief Executive Officer. He serves as the Chairman of Canpotex Ltd. He is also a member of the Canadian Council of Chief Executives and the C.D. Howe Institute.



Wayne R. Brownlee
Age: 62

Executive Vice President and Chief Financial Officer

Wayne Brownlee was appointed Executive Vice President, Treasurer and Chief Financial Officer in 2006 after seven years as Senior Vice President, Treasurer and Chief Financial Officer. Mr. Brownlee is a director of Sociedad Quimica y Minera de Chile (SQM) and of Great Western Brewing Company and the Saskatoon Community Foundation.



G. David Delaney
Age: 54

Executive Vice President and Chief Operating Officer

David Delaney was appointed Executive Vice President and Chief Operating Officer in June 2010, after 10 years as President of PCS Sales. Mr. Delaney joined the company as Vice President, Industrial Sales, PCS Sales in 1997, following its acquisition of Arcadian Corporation, where he had been Vice President, Agricultural Sales for its eastern territory. He is a director of Arab Potash Company (APC).



Stephen F. Dowdle
Age: 64

President, PCS Sales

Stephen Dowdle was appointed President, PCS Sales in June 2010, after 11 years with the Fertilizer Sales division, most recently as Senior Vice President. He joined PotashCorp in 1999 as Vice President, International Fertilizer Sales. He is on the board of Canpotex Limited, Sinofert Holdings Ltd. (Sinofert) and the International Plant Nutrition Institute.



Joseph A. Podwika
Age: 52

Senior Vice President, General Counsel and Secretary

Joseph Podwika was appointed Senior Vice President, General Counsel and Secretary in 2005. He joined PotashCorp in 1997 as litigation and general business counsel at its Memphis office and later became senior counsel to the phosphate business in Northbrook, where he also assumed responsibility for all US legal affairs.

Summary Compensation Table[1]

The following table sets forth, for our 2014, 2013 and 2012 fiscal years, all compensation earned by the NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Jochen E. Tilk President and Chief Executive Officer	2014	454,373[8]	—	—	—	825,423	34,161	47,338	1,361,295
William J. Doyle[7] Former President and Chief Executive Officer	2014	1,256,600	—	—	3,667,357	1,120,000	1,662,938	164,442	7,871,337
	2013	1,256,600	—	—	4,155,298	800,000	—	159,574	6,371,472
	2012	1,220,000	—	4,672,252	3,937,635	800,000	128,805	216,980	10,975,672
Wayne R. Brownlee Executive Vice President, Treasurer and Chief Financial Officer	2014	588,336	—	—	1,486,797	550,000	806,792	50,064	3,481,989
	2013	588,336	—	—	1,107,356	331,000	—	50,407	2,077,099
	2012	571,200	—	1,406,291	1,064,287	331,000	937,545	50,267	4,360,590
G. David Delaney Executive Vice President and Chief Operating Officer	2014	574,471	—	—	1,198,447	540,000	1,909,877	28,575	4,251,370
	2013	574,471	—	—	1,133,818	300,000	—	26,729	2,035,018
	2012	531,918	—	1,309,593	1,097,915	300,000	689,109	25,545	3,954,080
Stephen F. Dowdle President, PCS Sales	2014	435,616	—	—	554,822	350,000	317,693	29,210	1,687,341
	2013	435,616	—	—	544,782	193,000	—	27,904	1,201,302
	2012	422,928	—	694,142	544,830	193,000	787,329	25,645	2,667,874
Joseph A. Podwika Senior Vice President, General Counsel and Secretary	2014	434,946	—	—	554,822	320,000	376,265	23,573	1,709,606
	2013	434,946	—	—	544,782	200,000	—	22,598	1,202,326
	2012	416,216	—	683,170	544,830	200,000	486,344	21,551	2,352,111

(1) Amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment.

(2) With respect to awards paid in 2012, reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, "Compensation — Stock Compensation", of performance share units granted pursuant to our 2012 MTIP for the three-year performance period January 1, 2012 to December 31, 2014. For further discussion, see "Compensation Discussion and Analysis — Incentive Plan Compensation — 2012 Medium-Term Incentive Plan" beginning on page 49. For purposes of the FASB ASC Topic 718 calculations, the value of the performance share units was estimated using a Monte Carlo valuation model with the following assumptions:

Year	Risk-Free Interest Rate	Dividend Yield	Correlation Between our Share Price and DAX Ag Index	Volatility of our Share Price	Volatility of the DAX Ag Index
2012	0.42%	1.18%	79.9%	42.8%	23.6%

Based on the actual performance achieved under the plan for the three-year performance period ended December 31, 2014, the 2012 MTIP awards did not vest and no cash settlement was made.

(3) Reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, of options granted pursuant to the 2014 POP, 2013 POP and the 2012 POP, respectively. The amounts reported assume that all option grants vest at 100%. The grant date fair value of options granted pursuant to the 2014 POP include both the May 15, 2014 and the December 12, 2014 POP grants. "See "Compensation Discussion and Analysis — Incentive Plan Compensation — 2012 Medium-Term Incentive Plan — Future Medium-Term Incentives" and "Compensation Discussion and Analysis — Incentive Plan Compensation — Long-Term Incentives (Performance Option Plan)" on page 50. For a discussion of the assumptions made in the valuation of the awards, see Note 24 to our consolidated financial statements for the fiscal year ended December 31, 2014, Note 23 to our consolidated financial statements for the fiscal year ended December 31, 2013 and Note 23 to our consolidated financial statements for the fiscal year ended December 31, 2012.

(4) Reports amounts awarded pursuant to our STIP for 2014, 2013 and 2012 performance, which amounts were paid in 2015, 2014 and 2013, respectively. For further discussion, see "Compensation Discussion and Analysis —Incentive Plan Compensation — Short-Term Incentive Plan" beginning on page 48.

(5) For 2013, the change in the actuarial present value of each Named Executive Officer's accumulated benefit under the Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan was negative. Accordingly, pursuant to SEC guidance, these amounts are reflected as $— in the Summary Compensation Table. The table below reports the annual increase (decrease) in the actuarial present values of each Named Executive Officer's accumulated benefit under such plans for 2014.

		Jochen E. Tilk ($)	William J. Doyle ($)	Wayne R. Brownlee ($)	G. David Delaney ($)	Stephen F. Dowdle ($)	Joseph A. Podwika ($)
Canadian Supplemental Plans	2014	34,161	1,662,938	806,792	—	—	—
U.S. Pension Plan	2014	—	—	—	250,139	98,304	155,199
U.S. Supplemental Plan	2014	—	—	—	1,659,738	219,389	221,066
Total	2014	34,161	1,662,938	806,792	1,909,877	317,693	376,265

(6) The following table sets forth the amounts attributable to each of the compensation items included in "All Other Compensation" for each Named Executive Officer:

		Jochen E. Tilk ($)	William J. Doyle ($)	Wayne R. Brownlee ($)	G. David Delaney ($)	Stephen F. Dowdle ($)	Joseph A. Podwika ($)
Company Contributions to Canadian Pension Plan	2014	11,361	11,551	11,395	0	0	0
Company Contributions to Savings Plan or 401(k) Plans	2014	13,361	75,396	35,300	25,034	20,868	20,848
Life Insurance Premiums Paid for the Benefit of NEO	2014	2,579	6,812	3,368	3,541	8,341	2,724
Medical Insurance Premiums Paid on Behalf of NEO	2014	—	16,522	—	—	—	—
Long-Term Disability Insurance Premiums Paid on Behalf of NEO	2014	—	13,755	—	—	—	—
Tax Gross-ups for Taxable Benefits	2014	1,770	18,450	—	—	—	—
Perquisites[(d), (e)]	2014	17,997	21,956	—	—	—	—
Total	2014	47,338	164,442	50,064	28,575	29,210	23,573

(a) For 2014, contributions to the 401(k) plan of $15,450 were made for Mr. Delaney. In addition, contributions of $9,584 exceeded the 401(k) plan's statutory limits in 2014 and therefore, were immediately taxable and paid to Mr. Delaney in cash.

(b) For 2014, contributions to the 401(k) plan of $15,450 were made for Mr. Dowdle. In addition, contributions of $5,418 exceeded the 401(k) plan's statutory limits for 2014 and therefore, were immediately taxable and paid to Mr. Dowdle in cash.

(c) For 2014, contributions to the 401(k) plan of $15,450 were made for Mr. Podwika. In addition, contributions of $5,398 exceeded the 401(k) plan's statutory limits for 2014 and therefore, were immediately taxable and paid to Mr. Podwika in cash.

(d) Perquisites include, for Mr. Tilk, spousal/family travel benefits (while accompanying the executive on company business) and parking. The aggregate incremental cost of spousal/family travel benefits paid for the benefit of Mr. Tilk was $17,997 in 2014.

(e) Perquisites include, for Mr. Doyle, spousal/family travel benefits (while accompanying the executive on company business) and parking. The aggregate incremental cost of spousal/family travel benefits paid for the benefit of Mr. Doyle was $21,956 in 2014.

(7) Mr. Doyle retired from his position as President and Chief Executive Officer of the Company on July 1, 2014.

(8) Mr. Tilk's annualized base salary for 2014 was Cdn$1 million. This amount represents his pro rata share of that annualized base salary in United States dollars for the time he served as our President and CEO in 2014.

Total Compensation

The following table sets forth the total compensation awarded to the individuals who served as our CEO in 2014 (in each case, based on actual time served as CEO in 2014) and all our Named Executive Officers, collectively, in each case as a percentage of our net income in each of 2014, 2013 and 2012. Total compensation reflects the Named Executive Officers' total compensation as disclosed in the "Total" column of the Summary Compensation Table on page 60. Net income is calculated in accordance with IFRS.

For additional information about net income, see our consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012.

	Net Income	Total Compensation of Chief Executive Officer	% of Net Income	Aggregate Total Compensation of NEOs	% of Net Income
2014	$1,536 million	$ 5.3 million	0.3%	$20.4 million	1.3%
2013	$1,785 million	$ 6.4 million	0.4%	$12.9 million	0.7%
2012	$2,079 million	$11.0 million	0.5%	$24.3 million	1.2%

Grants of Plan-Based Awards

The following table provides information relating to plan-based awards granted in 2014 to the Named Executive Officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards[2] ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jochen E. Tilk									
STIP		224,720	449,440	898,880					
William J. Doyle									
STIP		628,800	1,256,600	2,510,000					
POP	05/15/14				—	367,100	367,100	37.13	3,113,008
	12/12/14				—	77,100	77,100	35.07	554,349
Wayne R. Brownlee									
STIP		205,900	411,800	823,600					
POP	05/15/14					101,900	101,900	Cdn40.43	1,119,523
	12/12/14				—	46,500	46,500	Cdn40.42	367,274
G. David Delaney									
STIP		201,100	402,200	804,400					
POP	05/15/14					101,900	101,900	37.13	864,112
	12/12/14				—	46,500	46,500	35.07	334,335
Stephen F. Dowdle									
STIP		119,800	239,600	479,200					
POP	05/15/14					48,300	48,300	37.13	409,584
	12/12/14				—	20,200	20,200	35.07	145,238
Joseph A. Podwika									
STIP		119,600	239,200	478,400					
POP	05/15/14					48,300	48,300	37.13	409,584
	12/12/14				—	20,200	20,200	35.07	145,238

(1) The amounts in the columns under "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" set forth the threshold, target and maximum values of the 2014 STIP awards based on respective cash flow returns of 50%, 100% and 150% of target cash flow return for 2014, assuming no adjustment based on individual performance. The actual amount of each Named Executive Officer's 2014 STIP award is set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 60.

(2) Pursuant to the terms of the plan, options under the 2014 POP were granted with an exercise price equal to the closing market price per Share on the NYSE for Mr. Doyle, Mr. Delaney, Mr. Dowdle and Mr. Podwika, and on the TSX for Mr. Brownlee, in each case on the trading day prior to the grant date. As is our practice, options under the 2014 POP were granted following shareholder approval of the plan at the 2014 Annual Meeting on May 15, 2014.

Option Awards

The grant date fair value of options granted during 2014, 2013 and 2012 pursuant to our 2014, 2013 and 2012 POPs, respectively, are reported in the "Option Awards" column of the Summary Compensation Table on page 60. The grant date fair value and potential realizable value of options granted during 2014 pursuant to our 2014 POP are also included in "Estimated Future Payouts Under Equity Incentive Plan Awards" and "Grant Date Fair Value of Stock and Option Awards" columns of the Grants of Plan-Based Awards Table above. On May 17, 2012, Mr. Doyle received a grant of 238,500 performance options, Mr. Brownlee and Mr. Delaney each received a grant of 66,500 performance options and Mr. Podwika and Mr. Dowdle each received a grant of 33,000 performance options. On May 16, 2013, Mr. Doyle received a grant of 272,300 performance options, Mr. Brownlee and Mr. Delaney each received a grant of 74,300 performance options and Mr. Dowdle and Mr. Podwika each received a grant of 35,700 performance options. On May 15,

2014, Mr. Doyle received a grant of 367,100 performance options, Mr. Brownlee and Mr. Delaney each received a grant of 101,900 performance options and Mr. Podwika and Mr. Dowdle each received a grant of 48,300 performance options. In addition, on December 12, 2014 and in lieu of commencing a new 2015 - 2017 MTIP, Mr. Brownlee and Mr. Delaney each received a grant of 46,500 performance options; Mr. Podwika and Mr. Dowdle each received a grant of 20,200 performance options; and Mr. Doyle received a grant of 77,100 performance options. Mr. Tilk was not granted any performance options because pursuant to the terms of his employment agreement he would not have otherwise been entitled to participate in the 2015 - 2017 MTIP. See "Compensation Discussion and Analysis — Incentive Plan Compensation — Long-Term Incentives (Performance Option Plan)" beginning on page 50 for a description of our 2014 POP under which we granted stock options to officers and employees in 2014.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information relating to exercisable and unexercisable stock options and unvested stock awards as of December 31, 2014 for the Named Executive Officers.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable[1]	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options[2]	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Jochen E. Tilk							
William J. Doyle	1,524,000			$ 9.80	5/5/2015		
	1,350,000			$ 11.22	5/4/2016		
	1,008,000			$ 20.91	5/3/2017		
	263,250	—		$ 66.26	5/8/2018		
	345,000			$ 32.01	5/7/2019		
	225,600			$ 34.05	5/6/2020		
	161,600			$ 52.31	5/12/2021		
	238,500[3]			$ 39.46	5/17/2022		
			272,300	$ 43.78	5/16/2023		
			367,100	$ 37.13	5/15/2024		
			77,100	$ 35.07	12/12/2024		
Wayne R. Brownlee	585,000			Cdn$12.21	5/5/2015		
	450,000			Cdn$12.42	5/4/2016		
	270,000	—		Cdn$23.16	5/3/2017		
	70,950			Cdn$66.57	5/8/2018		
	93,000			Cdn$37.32	5/7/2019		
	60,300			Cdn$35.00	5/6/2020		
	43,100			Cdn$50.20	5/12/2021		
	66,500[3]			Cdn$39.93	5/17/2022		
			74,300	Cdn$44.67	5/16/2023		
			101,900	Cdn$40.43	5/15/2024		
			46,500	Cdn$40.42	12/12/2024		
G. David Delaney	140,400			$ 20.91	5/3/2017		
	35,250			$ 66.26	5/8/2018		
	46,500	—		$ 32.01	5/7/2019		
	30,000			$ 34.05	5/6/2020		
	43,100			$ 52.31	5/12/2021		
	66,500[3]			$ 39.46	5/17/2022		
			74,300	$ 43.78	5/16/2023		
			101,900	$ 37.13	5/15/2024		
			46,500	$ 35.07	12/12/2024		
Stephen F. Dowdle	84,500			$ 11.22	5/4/2016		
	60,300			$ 20.91	5/3/2017		
	16,500			$ 66.26	5/8/2018		
	20,700	—		$ 32.01	5/7/2019		
	13,800			$ 34.05	5/6/2020		
	20,900			$ 52.31	5/12/2021		
	33,000[3]			$ 39.46	5/17/2022		
			35,700	$ 43.78	5/16/2023		
			48,300	$ 37.13	5/15/2024		
			20,200	$ 35.07	12/12/2024		
Joseph A. Podwika	48,000			$ 9.80	5/5/2015		
	94,500			$ 11.22	5/4/2016		
	60,300			$ 20.91	5/3/2017		
	35,250	—		$ 66.26	5/8/2018		
	46,500			$ 32.01	5/7/2019		
	30,000			$ 34.05	5/6/2020		
	20,900			$ 52.31	5/12/2021		
	33,000[3]			$ 39.46	5/17/2022		
			35,700	$ 43.78	5/16/2023		
			48,300	$ 37.13	5/15/2024		
			20,200	$ 35.07	12/12/2024		

(1) As of December 31, 2014, the aggregate before tax value of unexercised options that are currently exercisable held by each Named Executive Officer was as follows: Mr. Tilk, $0; Mr. Doyle, $100,166,742; Mr. Brownlee, $24,544,801; Mr. Delaney, $2,215,179; Mr. Dowdle, $2,991,416 and Mr. Podwika, $4,563,348. The aggregate value of unexercised options held by Mr. Brownlee was converted to United States dollars using the average Canadian exchange rate of 1.1048 for fiscal year 2014.

(2) The outstanding equity incentive plan awards reported in the "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" column represent unearned options pursuant to our 2014 POP and 2013 POP. Options granted pursuant to the 2013 POP vest at the end of the performance period ending December 31, 2015 and options granted pursuant to the 2014 POP vest at the end of the performance period ending December 31, 2016. The reported number of Shares underlying the options is based on achievement of the plans' maximum performance levels.

(3) Reports options granted under the 2012 POP that vested at the end of the performance period ended December 31, 2013. The before tax value of such vested options held by each Named Executive Officer, as of December 31, 2014, was $0.

Outstanding Stock Options

As of February 20, 2015, options to acquire 3,137,400 Shares were issued and outstanding under the 2014 POP. In addition, options to acquire 1,893,600 Shares were issued and outstanding under the 2013 POP, and options to acquire 1,442,000 Shares were issued and outstanding under the 2012 POP. Options to acquire 1,055,600 Shares, 1,020,600 Shares, 1,418,325 Shares, 1,111,050 Shares, 2,847,800 Shares, 3,312,950 Shares and 2,322,631 Shares, which have vested, are issued and outstanding under the 2011 POP, 2010 POP, 2009 POP, 2008 POP, 2007 POP, 2006 POP and 2005 POP, respectively. See "Compensation Discussion and Analysis — Incentive Plan Compensation — Long-Term Incentives (Performance Option Plan)" beginning on page 50 for a description of our 2014 POP under which we granted stock options to officers and employees in 2014.

Option Exercises and Stock Vested

The following table provides information relating to amounts received upon the exercise of stock options by the Named Executive Officers during 2014.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
Jochen E. Tilk	—	—	—	—
William J. Doyle	—	—	—	—
Wayne R. Brownlee	—	—	—	—
G. David Delaney	46,000	1,135,503.50	—	—
Stephen F. Dowdle	10,000	240,638.00	—	—
Joseph A. Podwika	—	—	—	—

Pension Benefits

The following table provides information relating to the present value of the Named Executive Officers' accumulated benefit under the New Canadian Supplemental Plan, the Prior Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Jochen E. Tilk	New Canadian Supplemental Plan	0.5	34,161	—
William J. Doyle	Prior Canadian Supplemental Plan	27.67	22,557,611	—
Wayne R. Brownlee	Prior Canadian Supplemental Plan	35.00[2]	11,319,986	—
G. David Delaney	U.S. Pension Plan	31.67	1,179,318	—
	U.S. Supplemental Plan	31.67[3]	3,000,031	—
Stephen F. Dowdle	U.S. Pension Plan	15.42	786,908	—
	U.S. Supplemental Plan	25.50[4]	2,274,060	—
Joseph A. Podwika	U.S. Pension Plan	17.67	641,687	—
	U.S. Supplemental Plan	17.67	1,078,099	—

(1) The present value of accumulated benefit assumes retirement at the earliest age that does not require a reduction in benefits. For the Canadian Supplemental Plan, such age is 62. For the U.S. Pension Plan and U.S. Supplemental Plan, such age is 65 or age 62 with 20 years of service.

(2) Mr. Brownlee's years of credited service includes 11.6 years of service, from May 1977 to December 1988, with the government of Saskatchewan prior to the privatization of PotashCorp in 1989 and 23.4 years of service, from December 1988 to the present, with PotashCorp and our predecessors. Under the Canadian Supplemental Plan, credited service is capped at 35.00 years.

(3) On February 20, 2014, the Board amended the U.S. Supplemental Plan to provide that the number of years of credited service under such plan will be treated in the same manner as under the U.S. Pension Plan, effective on such date. As a result of this amendment, as of February 20, 2014, Mr. Delaney's years of credited service under the U.S. Supplemental Plan increased to 30.83 years (including the period from December 31, 2013 to February 20, 2014) and the present value of Mr. Delaney's accumulated benefit increased by $1,121,875.

(4) The difference in Mr. Dowdle's years of credited service under the U.S. Pension Plan and the U.S. Supplemental Plan relates to 10.08 years of credited service with Canpotex in accordance with the terms of Mr. Dowdle's Supplemental Retirement Agreement.

The present values of the accumulated benefits reported in the above table are generally calculated in accordance with the assumptions used for financial reporting purposes. See Note 21 to our consolidated financial statements for the fiscal year ended December 31, 2014. The total present value of accumulated benefits in our financial statements is calculated in accordance with IFRS. The assumptions for Mr. Doyle and Mr. Brownlee differ from the assumptions disclosed in Note 21 to our consolidated financial statements for the fiscal year ended December 31, 2014. The key assumptions used in calculating the present value of accumulated benefits for Mr. Doyle and Mr. Brownlee are as follows:

Interest Rate	4.0% per annum
Retirement Age	Age 62 or current age if older
Mortality Rates	1994 Unisex Pensioner Mortality Table (fully generational)

The following table sets forth our accrued obligation at the beginning and end of the fiscal year ended December 31, 2014 for each of the Named Executive Officer's benefits under the Canadian Pension Plan, the New Canadian Supplemental Plan, the Prior Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan and the accumulated value at the beginning and end of the fiscal year ended December 31, 2014 for each of the Named Executive Officer's company-provided benefits under the Savings Plan and the 401(k) Plans.

Name	Plan Name	Accrued Obligation/ Accumulated Value at Start of Year ($)	Compensatory Changes ($)	Non-Compensatory Changes[1] ($)	Accrued Obligation/ Accumulated Value at End of Year ($)
Jochen E. Tilk	Canadian Pension Plan	—	11,361	10,392	21,753
	New Canadian Supplemental Plan	—	33,919	242	34,161
	Savings Plan	—	13,631	(6)	13,625
William J. Doyle	Canadian Pension Plan	500,330	11,551	9,686	521,567
	Prior Canadian Supplemental Plan	20,894,673	1,735,718	(72,781)	22,557,611
	Savings Plan[2]	2,290,297	75,396	88,249	2,453,942
Wayne R. Brownlee	Canadian Pension Plan	1,618,388	11,395	12,634	1,642,417
	Prior Canadian Supplemental Plan	10,513,194	226,005	580,787	11,319,986
	Savings Plan	555,136	35,300	(1,076)	589,360
G. David Delaney	U.S. Pension Plan	929,179	52,781	197,358	1,179,318
	U.S. Supplemental Plan	1,340,292[3]	1,419,742	239,996	3,000,031
	401(k) Plans	1,666,056	15,450	239,132	1,920,638
Stephen F. Dowdle	U.S. Pension Plan	688,604	59,838	38,466	786,908
	U.S. Supplemental Plan	2,054,671	155,028	64,361	2,274,060
	401(k) Plans	1,030,562	15,450	142,250	1,188,262
Joseph A. Podwika	U.S. Pension Plan	486,488	43,906	111,293	641,687
	U.S. Supplemental Plan	857,033	53,961	167,104	1,078,099
	401(k) Plans	503,314	15,450	77,195	595,959

(1) Non-Compensatory changes include mandatory and voluntary employee contributions and market changes in account value. For 2014, employee contributions for each Named Executive Officer were as follows: Mr. Tilk, $11,361; Mr. Brownlee, $11,395; Mr. Doyle, $11,551; Mr. Delaney, $43,800; Mr. Dowdle, $23,000; and Mr. Podwika, $17,500.

(2) Includes the value of Mr. Doyle's 401(k) Plan account, which is attributable to his prior service as President of PCS Sales.

(3) On February 20, 2014, the Board amended the U.S. Supplemental Plan to provide that the number of years of credited service under such plan will be treated in the same manner as under our U.S. Pension Plan, effective immediately. As a result of this amendment, as of February 20, 2014, our accrued obligation for Mr. Delaney's benefits under the U.S. Supplemental Plan increased by $1.12 million.

Pension Plans

In Canada, eligible employees, including senior executives, participate in the Canadian Pension Plan and the Canadian Supplemental Plans. The Board has determined that the Prior Canadian Supplemental Plan should be closed to new participants effective June 30, 2014. The New Canadian Supplemental Plan, which is designed to attract and retain executives by providing supplemental pension benefits slightly above the median for the Comparator Group, allowing for the vesting of pension benefits after two years of service consistent with the Canadian Pension Plan and providing a reasonable rate of return without the volatility of the equity markets. The New Canadian Supplemental Plan is a defined contribution plan that includes only Company contributions. It was approved by the Board and became effective July 1, 2014. In the United States, eligible employees, including senior executives, participate in the U.S. Pension Plan and the U.S. Supplemental Plan. The Canadian Pension Plan is a defined contribution plan that includes individual and company contributions. The Prior Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan are defined benefit plans with benefits calculated based on the participant's service and the plan's benefit formula. In addition, U.S. employees are eligible to participate in the 401(k) Plans and certain Canadian employees participate in the Savings Plan. We make contributions to the 401(k) Plans and the Savings Plan for the benefit of participants in accordance with the terms of such plans.

We maintain the Canadian Pension Plan, which generally requires all participating employees to contribute 5.5% of their earnings (or such lesser amount as is deductible for Canadian income tax purposes) while PotashCorp contributes an equal amount. When an individual retires, the full amount in the individual's account is used to provide the pension.

We also maintain the (1) New Canadian Supplemental Plan, that provides eligible executives a Company contribution of 10% of earnings, reduced by Company contributions to the Canadian Pension Plan, and (2) the Prior Canadian Supplemental Plan, which provide a supplementary pension benefit for certain of our officers and other executives. Under the basic terms of the Prior Canadian Supplemental Plan, a pension benefit is provided in an amount equal to 1.5% of the average of the participant's three highest consecutive years' earnings multiplied by the participant's years of pensionable service (to a maximum of 35 years), minus any annual retirement benefit payable due to employer contributions under the Canadian Pension Plan. For the purposes of both the New and Prior Canadian Supplemental Plan, earnings are defined as the participant's annual base pay plus 100% of all bonuses payable for such year pursuant to the STIP (subject to a maximum of 100% of base salary for such year).

The normal retirement age pursuant to the Prior Canadian Supplemental Plan was 65, with a reduction in benefits for early

retirement prior to age 62. No benefits pursuant to the Prior Canadian Supplemental Plan are payable if termination occurs prior to age 55. Benefits payable to certain employees who have reached the minimum age (55) for retirement pursuant to the Prior Canadian Supplemental Plan may be secured by letters of credit provided by us or may be otherwise secured by us, if appropriate. Depending on the employee's election, benefits are generally paid in the form of a single lump sum payment equal to the actuarial present value of the annual benefits or, in certain circumstances, an annuity for life.

The benefit payable under the Prior Canadian Supplemental Plan to each of Mr. Doyle and Mr. Brownlee is an amount equal to (1) 5% of the average of the senior officer's three highest consecutive years' earnings multiplied by the senior officer's years of pensionable service (to a maximum of 10 years), plus (2) 1.5% of the average of the senior officer's three highest consecutive years of earnings multiplied by the senior officer's years of pensionable service in excess of 25 years to a maximum of 10 additional years, minus (3) any annual employer-provided retirement benefit payable under the Prior Canadian Pension Plan and certain other tax qualified plans.

Prior to January 1, 1999, PCS Phosphate Company Inc. and PCS Nitrogen, Inc. maintained separate defined benefit pension plans (respectively, the "Phosphate Pension Plan" and the "Nitrogen Pension Plan") for their respective eligible U.S. employees, including Mr. Delaney and Mr. Podwika, in the case of PCS Nitrogen. Effective January 1, 1999, we consolidated our pension plans for U.S. employees and the Nitrogen Pension Plan was merged with and into the Phosphate Pension Plan to form the U.S. Pension Plan.

Under the U.S. Pension Plan, participants age 65 with 5 years of service (or age 62 or older with at least 20 years of service) receive a retirement benefit of 1.5% of the participant's final average compensation (as defined below) multiplied by the participant's years of service accrued after December 31, 1998 (to a maximum of 35 years) in the form of a life annuity. Participants with service accrued prior to January 1, 1999 under previous plans, including Mr. Delaney and Mr. Podwika, will have a portion of their retirement benefit calculated under the formulas for such plans. Employees not meeting the minimum age or years of service requirement at termination will receive a reduced benefit.

Pursuant to the U.S. Pension Plan, final average compensation is defined as compensation for the highest paid 60 consecutive months of service out of the last 120 months of service. Compensation is defined as a participant's base pay plus the annually paid bonus under our STIP (subject to a maximum of 100% of base salary for such year). The retirement benefits from the U.S. Pension Plan for Mr. Delaney, Mr. Podwika and Mr. Dowdle are subject to certain limitations on the amount of retirement benefits that may be provided under U.S. tax qualified pension plans. The U.S. Supplemental Plan is intended to provide a participant with the same aggregate benefits that such participant would have received had there been no legal limitations on the benefits provided by the U.S. Pension Plan. No benefits pursuant to the U.S. Supplemental Plan are payable if termination occurs prior to age 55.

With respect to services provided prior to July 1, 2009, for the purpose of calculating a participant's benefit under the Prior Canadian Supplemental Plan, the U.S. Supplemental Plan and the individual agreements, the inclusion of awards paid pursuant to our STIP is not subject to a limit of 100% of base salary for the relevant calendar year. In addition, with respect to services provided prior to July 1, 2009, a participant's benefit under the Prior Canadian Supplemental Plan and the individual agreements is calculated using such participant's three highest years' earnings rather than such participant's three highest consecutive years' earnings. Further, for service prior to January 1, 2011, a participant's benefit under the Prior Canadian Supplemental Plan is calculated using a 2% accrual formula rather than the 1.5% formula. The employer provided account balance and the pre-January 1, 2011 employee account balance (plus investment earnings) from the PCS Inc. Pension Plan offset this Prior Canadian Supplemental Plan formula.

Estimated Termination Payments and Benefits

The following table sets forth estimates of the amounts payable to each of our Named Executive Officers upon the specified termination events, assuming that each such event took place on the last business day of fiscal year 2014. The table does not include (1) benefits under plans that are generally available to salaried employees and that do not discriminate in favor of executive officers, including the Canadian Pension Plan, the U.S. Pension Plan, the Savings Plan and the 401(k) Plans or (2) the value of outstanding equity awards that have previously vested, such as stock options, which awards are set forth in "Outstanding Equity Awards at Fiscal Year-End" beginning on page 63. Previously vested equity awards would not have resulted in incremental value if the Named Executive Officer had been terminated on the last business day of fiscal year 2014. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our severance policy and our change-in-control agreements, see "Compensation Discussion and Analysis — Elements of Executive Compensation: Overview" beginning on page 45.

	Jochen E. Tilk ($)	William J. Doyle ($)[1]	Wayne R. Brownlee ($)	G. David Delaney ($)	Stephen F. Dowdle ($)	Joseph A. Podwika ($)
Involuntary Termination/Termination Without						
Cause	2,123,913	3,011,595	1,235,902	574,471	427,128	295,471
Salary/Severance	1,723,989	1,256,600	588,336	574,471	427,128	295,471
MTIP[2]	—	—	—	—	—	—
Supplemental Plan[3][4]	378,959	1,725,665	647,566	—	—	—
Executive Healthcare Benefits	20,965	29,330	—	—	—	—
Termination Following Change-in-Control	8,588,873	9,866,561	3,868,203	586,096	432,178	300,521
Salary/Severance	1,723,989	6,489,800	2,977,008	574,471	427,128	295,471
MTIP[2]	—	—	—	—	—	—
Deferred Stock Units	6,464,900	—	—	—	—	—
Stock Options (Accelerated)	—	19,275	147,113	11,625	5,050	5,050
Supplemental Plan[3][4]	378,959	3,270,426	744,082	—	—	—
Executive Healthcare Benefits	20,965	87,060	—	—	—	—
Death/Disability	34,161	—	—	—	—	—
MTIP[2]	—	—	—	—	—	—
Supplemental Plan[3][4]	34,161	—	—	—	—	—
Retirement	34,161	1,744,940	794,679	11,625	5,050	5,050
MTIP	—	—	—	—	—	—
Stock Options (36 Month Continued Vesting)	—	19,275	147,113	11,625	5,050	5,050
Supplemental Plan[3][4]	34,161	1,725,665	647,566	—	—	—

(1) Mr. Doyle resigned from his position as President and Chief Executive Officer on July 1, 2014 and transitioned to Senior Advisor.

(2) Amounts shown reflect lump sum pro rata payments under the MTIP assuming target-level performance through December 31, 2014. See "Compensation Discussion and Analysis — Incentive Plan Compensation — 2012 Medium-Term Incentive Plan" beginning on page 49.

(3) Supplemental Plan refers to the New Canadian Supplemental Plan for Mr. Tilk, the Prior Canadian Supplemental Plan for Mr. Doyle and Mr. Brownlee and the U.S. Supplemental Plan for Mr. Delaney, Mr. Dowdle and Mr. Podwika. The Supplemental Plan benefits set forth for each Named Executive Officer reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the "Pension Benefits" table on page 64.

(4) As of December 31, 2014, Mr. Delaney (age 53) and Mr. Podwika (age 52) were ineligible to receive benefits under the U.S. Supplemental Plan. No benefits are payable if the participant is not at least age 55 at termination.

Payments Made Upon Involuntary Termination or Termination Without Cause

As quantified in the table above, upon involuntary termination or termination without cause, a Named Executive Officer is generally entitled to receive (1) severance in an aggregate amount equal to two weeks of salary for each year of service (subject to a minimum of four weeks and a maximum of 52 weeks); (2) immediate vesting and payout of a pro rata portion of the current performance period's STIP and MTIP awards; (3) benefits under the Prior Canadian Supplemental Plan or U.S. Supplemental Plan, as applicable, reduced in accordance with the relevant plan's early retirement provisions; (4) benefits under the New Canadian Supplemental Plan, if applicable; and (5) with respect to Mr. Doyle, executive healthcare benefits during the severance period.

In addition, under Mr. Tilk's Employment Agreement, he is entitled to severance benefits equal to (1) two times his annual salary and target bonus (unless Mr. Tilk is dismissed after six months of employment but before the completion of two years of employment; then, the yearly bonus amount shall be the target short-term bonus for the purpose of calculating severance), plus (2) benefits for two years, if Mr. Tilk is terminated without cause after December 31, 2014, plus (3) if terminated without cause, up to two years coverage under the Canadian Pension Plan and New Canadian Supplemental Plan.

Payments Made Upon Termination Following a Change-in-Control

As described in "Compensation Discussion and Analysis — Post-Retirement and Termination Compensation" beginning on page 55, we have entered into change-in-control agreements with Mr. Doyle, Mr. Brownlee and Mr. Tilk. As quantified in the table above, upon a termination of employment within two years of a change-in-control, Mr. Doyle and Mr. Brownlee are entitled to receive (1) severance in an aggregate amount equal to three times the executive's current base salary and average bonus for the last three years; (2) immediate vesting and payout of the pro rata portion of the current performance period's STIP (in accordance with the terms of the plan) and 2012 MTIP awards; (3) benefits under the Canadian Supplemental Plan, as supplemented by three additional years of service and as reduced in accordance with the plan's early retirement provisions and (4) with respect to Mr. Doyle, executive healthcare benefits for a period of three years. With respect to Mr. Doyle, the foregoing amounts would be cut back to the so-called "280G safe-harbor amount" unless Mr. Doyle would receive a net after-tax amount of all of the foregoing payments that is greater than the net after-tax amount he would receive following the cut back.

As quantified in the table above, upon a termination within two years of a change-in-control, Mr. Tilk is entitled to receive (1) payment of two years of the then current base salary plus Mr. Tilk's STIP, calculated by averaging the amount of short-term

bonuses received by Mr. Tilk in the two years prior to the termination, unless Mr. Tilk is dismissed after six months of employment but before the completion of two years; then, the yearly bonus amount shall be the target short-term bonus for the purpose of calculating severance; (2) benefits for two years; (3) if terminated without just cause, up to two years of coverage under the Canadian Pension Plan and the New Canadian Supplemental Plan; and (4) if the change-in-control occurs before DSUs have been earned or vested and either (a) we terminate Mr. Tilk's employment without just cause or (b) Mr. Tilk terminates his employment following the occurrence of a Good Reason, then the full amounts of the units granted or earned will vest as of the date of the change-in-control.

As quantified in the table above, upon termination of employment following a change-in-control, Named Executive Officers without change-in-control agreements are generally entitled to receive (1) severance in an aggregate amount equal to two weeks of salary for each year of service (subject to a minimum of four weeks and a maximum of fifty-two weeks); (2) immediate vesting and payout of a pro rata portion of the current performance period's STIP and MTIP awards, at the greater of target or actual performance through the relevant date; (3) benefits under the Prior Canadian Supplemental Plan or U.S. Supplemental Plan, as reduced in accordance with the plan's early retirement provisions; and (4) benefits under the New Canadian Supplemental Plan, if applicable, which vest fully and immediately upon a change-in-control.

Outstanding options granted under the 2012 POP, 2013 POP and 2014 POP become exercisable if (1) a Named Executive Officer is terminated without Cause (as defined in each such POP) or resigns for Good Reason (as defined in each such POP) during the two years following a change-in-control or (2) our successor in the change-in-control fails to continue, assume, convert or replace the options.

Payments Made Upon Death or Disability

As quantified in the table above, upon death or disability, a Named Executive Officer is generally entitled to receive a pro rata portion of the current performance period's MTIP award.

Generally, death or disability does not result in incremental value under the Prior Canadian Supplemental Plan or the U.S. Supplemental Plan. If a Named Executive Officer becomes disabled, the individual may (1) go on long term disability, which would result in the continued accrual of Supplemental Plan benefits or (2) retire immediately, which would result in the same benefits as retirement. Prior Canadian Supplemental Plan death benefits are generally payable at 60% of the amount of benefits if the participant had retired on the date of death. U.S. Supplemental Plan benefits are generally payable at the greater of (1) 50% of the amount of benefits if the participant had retired on the date of death, payable for the remainder of the spouse's lifetime and (2) 100% of the amount of benefits if the participant had retired on the date of death, payable for a period of ten years. Under the New Canadian Supplemental Plan, benefits for a Named Executive Officer will continue to vest during the time of disability and thereafter will be entitled to the applicable retirement benefits. In the event of death, a Named Executive Officer will be entitled to the aggregate amount of the retirement benefit under the New Canadian Supplemental Plan as of the date of death.

Payments Made Upon Retirement

As quantified in the table above, upon retirement, a Named Executive Officer is generally entitled to receive (1) immediate vesting and payout of a pro rata portion of the current performance period's MTIP award; (2) the right to exercise any vested performance options, including such options that may vest after retirement, for a period of three years; (3) benefits under the Prior Canadian Supplemental Plan or U.S. Supplemental Plan, as

reduced in accordance with the plan's early retirement provisions; and (4) with respect to Mr. Tilk, benefits under the New Canadian Supplemental Plan, which does not require two years of continuous service for payout in connection with retirement.

The following table sets forth the estimated annual or aggregate amounts that each Named Executive Officer would have received upon retirement at December 31, 2014 and would receive upon retirement at age 65 pursuant to the retirement plans in which each Named Executive Officer participates. The "age 65" amounts in the below table assume annual salary increases of 3% and flat short-term incentive award targets (as a percentage of salary) for each of the Named Executive Officers and use the same interest rates as disclosed under "Pension Benefits" beginning on page 64. Voluntary contributions by each of the Named Executive Officers to the retirement plans have been excluded from the calculation of the amounts set forth below:

		Jochen E. Tilk ($)		William J. Doyle ($)		Wayne R. Brownlee ($)		G. David Delaney ($)		Stephen F. Dowdle ($)		Joseph A. Podwika ($)	
		Year End	Age 65	Year End	Age 65	Year End	Age 65	Year End	Age 65	Year End	Age 65	Year End	Age 65
Canadian/ U.S. Pension Plan	Annual	—	265,344	1,494,482	1,619,214	741,346	777,546	112,976	662,272	224,276	269,456	65,839	424,201
	Aggregate	—	4,003,134	22,818,044	24,428,427	12,139,833	11,730,518	978,421	8,858,546	3,060,969	3,604,242	532,376	5,674,114
Savings/ 401(k) Plans	Annual	—	61,020	160,722	166,694	35,991	49,074	134,971	141,753	39,391	42,709	35,505	50,301
	Aggregate	—	920,590	2,453,942	2,514,850	589,360	740,361	1,168,905	1,896,088	537,612	571,280	287,089	672,831
Total	Annual	—	326,364	1,655,204	1,785,908	777,337	826,620	247,946	804,025	263,667	312,165	101,344	474,502
	Aggregate	—	4,923,724	25,271,986	26,943,277	12,729,193	12,470,879	2,147,326	10,754,634	3,598,581	4,175,522	819,465	6,346,945

Performance Graphs

The following graph illustrates the Corporation's cumulative shareholder return, assuming reinvestment of dividends, by comparing a $100 investment in the Shares at December 31, 2009 to the return on the Standard & Poor's 500 Index®, the DAX Ag Index and a self-selected peer group.



SOURCE: RESEARCH DATA GROUP, INC.

	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14
PotashCorp - NYSE Listing	100.00	143.20	115.05	114.88	96.07	107.22
Peer Group	100.00	134.48	100.31	124.11	106.68	110.34
S&P 500®	100.00	115.06	117.49	136.30	180.44	205.14
Dax Ag Index	100.00	120.45	108.39	127.44	138.30	142.04

Self-selected peer group consists of:	Symbol
Agrium Inc.*	AGU
CF Industries, Inc.	CF
Intrepid Potash	IPI
The Mosaic Company Inc. (formerly IMC Global Inc)	MOS
Yara International ASA	YAR NO
Israel Chemicals Limited	CHIM IT
Sociedad Quimica Y Minera de Chile S.A.	SQM/B CI
K + S AG	SDF/GR
Arab Potash Company	APOT JR
Uralkali	URKA RU

*   TSX Listing

The following graph illustrates the Corporation's cumulative shareholder return, assuming reinvestment of dividends, by comparing a Cdn$100 investment in the Shares at December 31, 2009 to the return on the S&P/TSX Composite Index.



CUMULATIVE TOTAL RETURN
Based on reinvestment of Cdn $100 beginning on December 31, 2009

SOURCE: RESEARCH DATA GROUP, INC.

—— PotashCorp – TSX Listing
– – S&P/TSX Composite Index

	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14
PotashCorp - TSX Listing	100.00	135.49	111.32	108.40	96.73	117.74
S&P/TSX Composite Index	100.00	117.61	107.36	115.08	130.03	143.75

The foregoing stock performance graphs and related disclosures do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by the Corporation under the United States Securities Act of 1933 or the Securities Exchange Act of 1935, except to the extent they are specifically incorporated by reference therein.



NEO COMPENSATION



STIP - NEO Compensation ($ in millions)
Equity - NEO Compensation ($ in millions)
Total NEO Compensation ($ in millions)
CFROI-WACC (%)

The above chart compares the total annual compensation, which is comprised of fixed compensation, equity compensation and awards under the STIP earned by the Corporation's Named Executive Officers from 2010 through 2014 to PotashCorp's annual CFROI and WACC during the same period. CFROI-WACC is the performance metric used to determine vesting of performance options granted under the annual POP and is correlated with corporate TSR. During this five-year period, the general trend in total Named Executive Officer compensation was consistent with the general trend in CFROI-WACC. The equity compensation level in 2012 reflects the payout of a multi-year award under the MTIP, reflecting performance in the prior three-year period.

For purposes of the above chart, fixed compensation includes base salary and other compensation, which includes perquisites and personal benefits. Equity compensation includes the grant-date fair value of awards under the MTIP and annual POPs.

Adoption of 2015 Performance Option Plan

On February 20, 2015, the Board adopted the 2015 Performance Option Plan, subject to the approval of the 2015 Performance Option Plan by the Corporation's shareholders at the Meeting. If approved, the 2015 Performance Option Plan will be deemed effective as of January 1, 2015 (the "Effective Date") and will permit the grant of options to purchase, in the aggregate, up to 3,500,000 Shares to individual officers and employees of the Corporation and its subsidiaries. Non-employee directors and other non-employee contractors and third party vendors will not be eligible to participate in the 2015 Performance Option Plan.

Options to purchase Shares may be granted under the terms of the 2015 Performance Option Plan only during 2015, and no options will be granted prior to the Meeting. Unless sooner terminated as provided therein, the 2015 Performance Option Plan will terminate one year from the Effective Date, although the terms of the plan will continue to govern options granted thereunder prior to termination.

The 2015 Performance Option Plan will be administered by the Compensation Committee or any other Board Committee designated by the Board. A copy of the 2015 Performance Option Plan is attached as Appendix B to this Management Proxy Circular. This description of the 2015 Performance Option Plan is qualified, in its entirety, by the terms of the attached plan document.

If approved, the 2015 Performance Option Plan will result in up to 0.42% (as at February 20, 2015) of the outstanding share capital of the Corporation being available for issue pursuant to the exercise of options granted under the 2015 Performance Option Plan. The aggregate number of Shares in respect of which stock options may be granted to any one person pursuant to the 2015 Performance Option Plan and which remain outstanding may not at any time exceed 750,000 Shares, representing 0.09% (as at February 20, 2015) of the outstanding share capital of the Corporation. In addition, under the terms of the 2015 Performance Option Plan, the aggregate number of Shares issuable at any time to insiders of the Corporation or issued to insiders within any one-year period pursuant to the 2015 Performance Option Plan and any other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares.

Under the terms of the 2015 Performance Option Plan, options will generally have a term of ten years, except that if the term expires during a blackout period applicable to a relevant optionee, or within 10 trading days after the expiration of the blackout period applicable to the relevant optionee, the term shall expire on the tenth trading day after the end of such blackout period. For purposes of the 2015 Performance Option Plan, "blackout period" refers to any period during which the relevant optionee is prohibited by the Corporation's trading policy from trading in the Corporation's securities.

Options will vest at the end of the three-year performance cycle ending December 31, 2017, subject to the Corporation's achievement of the performance criteria described in the 2015 Performance Option Plan. The performance metrics and vesting scale have been designed in accordance with the Corporation's compensation philosophy (See "Compensation — Compensation Discussion and Analysis" on page 43). In general, options will vest as determined by a schedule that references the Corporation's performance during the performance cycle as measured by reference to cash flow return on investment and weighted average cost of capital. Any options that do not become vested will terminate at the end of the performance cycle.

> **Options granted vest only if certain performance metrics are achieved**

The number of options granted to each individual optionee will be targeted to deliver total compensation at the median of the Comparator Group for corporate performance at the 50th percentile, based on cash flow return on investment and weighted average cost of capital.

It is anticipated that there will be approximately 268 participants in the 2015 Performance Option Plan. Following shareholder approval of the 2015 Performance Option Plan at the Meeting, a determination will be made as to the number of options to be granted to executive officers and other participants, which options will be granted in accordance with the criteria described below.

The option price for any stock option granted under the 2015 Performance Option Plan to any optionee shall be fixed by the Board when the option is granted and shall be not less than the fair market value of the Shares at such time which, for optionees resident in the United States and any other optionees designated by the Board, shall be deemed to be the closing price per Share on the NYSE on the last trading day immediately preceding the day the stock option is granted and, for all other optionees, shall be deemed to be not less than the closing price per Share on the TSX on the last trading day immediately preceding the day the stock option is granted; provided that, in either case, if the Shares did not trade on such exchange on such day, the option price shall be the closing price per Share on such exchange on the last day on which the Shares traded on such exchange prior to the date the stock option is granted.

The 2015 Performance Option Plan requires all options granted under the 2015 Performance Option Plan to be subject to provisions to the effect that:

(a) if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates by reason of his or her death, or if an optionee who is a retiree pursuant to paragraph (b) below dies during the 36-month period following retirement, the legal personal representatives of the optionee will be entitled to exercise any unexercised vested options, including such stock options that may vest after the date of death, during the period ending at the end of the twelfth calendar month following the calendar month in which the optionee dies, failing which exercise the stock options will terminate;

(b) subject to the terms of paragraph (a) above, if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates by reason of retirement in accordance with the then prevailing retirement policy of the Corporation or subsidiary, the optionee will be entitled to exercise any unexercised vested stock options, including such stock options that may vest after the date of retirement, during the period ending at the end of the 36th month following the calendar month in which the optionee retires, failing which exercise the stock options will terminate;

(c) subject to the treatment of stock options in connection with a change-in-control (as described below), if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates for any reason other than as provided in paragraphs (a) or (b) above, the optionee will be entitled to exercise any unexercised vested stock options, to the extent vested and exercisable at the date of such event, during the period ending at the end of the calendar month immediately following the calendar month in which the event occurs, failing which exercise the stock options will terminate; and

(d) each stock option is personal to the optionee and is not assignable, except (i) as provided in paragraph (a) above, and (ii) at the election of the Board, a stock option may be assignable to the spouse, children and grandchildren of the original optionee and to a trust, partnership or limited liability company, the entire beneficial interest of which is held, directly or indirectly, by one or more of the optionee or the spouse, children or grandchildren of the optionee (each, a "Permitted Assignee"). If a stock option is assigned to one or more Permitted Assignees, nothing contained in this paragraph (d) shall prohibit a subsequent assignment of such stock option to one or more other Permitted Assignees or back to the optionee.

Nothing contained in paragraphs (a), (b) or (c) above shall extend the period during which a stock option may be exercised beyond its term, or any earlier date on which it is otherwise terminated in accordance with the provisions of the 2015 Performance Option Plan.

If a stock option is assigned pursuant to paragraph (d)(ii) above, the references in paragraphs (a), (b) and (c) above to the termination of employment or death of an optionee shall not relate to the assignee of a stock option but shall relate to the original optionee. In the event of such assignment, legal personal representatives of the original optionee shall not be entitled to exercise the assigned stock option, but the assignee of the stock option or the legal personal representatives of the assignee may exercise the stock option during the applicable specified period.

Subject to certain limitations set forth below, the Board may amend or discontinue the 2015 Performance Option Plan at any time, without obtaining approval of the shareholders of the Corporation, unless required by the relevant rules of the TSX. No such amendment may increase the aggregate maximum number of Shares that may be subject to stock options granted under the 2015 Performance Option Plan, change the manner of determining the minimum option price, extend the option term under any option beyond ten years (or the date on which the option would otherwise expire under the plan), expand the assignment provisions of the 2015 Performance Option Plan, permit non-employee directors to participate in the 2015 Performance Option Plan or, without the consent of the holder of the option, alter or impair any option previously granted to an optionee under the 2015 Performance Option Plan. Furthermore, without the prior approval of the Corporation's shareholders, stock options issued under the 2015 Performance Option Plan shall not be repriced, replaced or regranted through cancellation, or by lowering the option price of a previously granted stock option. In the event of certain transactions affecting the capitalization of the Corporation, including a merger, the Board shall make appropriate adjustments in the number or option price of outstanding options or the number of Shares available for grant and other authorized limits under the 2015 Performance Option Plan to reflect such transaction.

If a change-in-control (as defined in the 2015 Performance Option Plan) occurs and either (1) the surviving corporation, the potential successor or any of their affiliates fails to continue or assume (as interpreted in the 2015 Performance Option Plan) the Corporation's obligations under the 2015 Performance Option Plan or fails to convert or replace stock options granted thereunder with equivalent stock options (as interpreted in the 2015 Performance Option Plan) or (2) during the two years following the change-in-control, the optionee is terminated without Cause (as defined in the 2015 Performance Option Plan) or the optionee resigns his or her employment for Good Reason (as defined in the 2015 Performance Option Plan), all unvested options then outstanding will become fully vested. Each stock option granted under the 2015 Performance Option Plan to an optionee that participates in the Corporation's Medium-Term Incentive Plan will be subject to the terms and conditions of the Corporation's Policy on Recoupment of Unearned Compensation, which is described in the section "Compensation Discussion and Analysis — Policy on Recoupment of Unearned Compensation", beginning on page 55.

Participants in the 2015 Performance Option Plan are also subject to forfeiture and repayment obligations in the event that the Compensation Committee determines that the optionee has engaged in certain detrimental activities during such optionee's employment or within one year following the optionee's termination of employment.

A participant in the 2015 Performance Option Plan who is subject to taxation in Canada will be deemed to receive a benefit from employment in the year he or she exercises or otherwise disposes of options under the 2015 Performance Option Plan equal to the difference between the exercise price and the market price of the Shares at the time of exercise, multiplied by the number of Shares over which options are exercised, or the amount for which the options are disposed of, as applicable. A participant will be required to include the full amount of such benefit in computing his or her income for the taxation year of exercise or disposition, but will generally be entitled to deduct one-half of this amount in computing his or her taxable income for the taxation year of exercise or disposition. The participant will have an adjusted cost basis in the optioned Shares equal to their market value on the date of exercise for purposes of computing any capital gain or capital loss on any subsequent disposition of the Shares. The Corporation generally may not take any tax deduction in respect of the benefits deemed to be received by participants under the 2015 Performance Option Plan in Canada.

All of the options granted under the 2015 Performance Option Plan will be treated as non-qualified stock options for U.S. federal income tax purposes. A participant in the 2015 Performance Option Plan who is subject to taxation in the U.S. will not be deemed to receive any income at the time an option is granted, nor will the Corporation's applicable subsidiary be entitled to a

deduction at that time. However, when any part of an option is exercised, the participant will be deemed to have received ordinary income in an amount equal to the difference between the exercise price of the option and the fair market value of the Shares received on the exercise of the option. The Corporation's applicable subsidiary will be entitled to a tax deduction in an amount equal to the amount of ordinary income realized by such participants. Upon any subsequent sale of the Shares acquired upon the exercise of an option, any gain (the excess of the amount received over the fair market value of the Shares on the date ordinary income was recognized) or loss (the excess of the fair market value of the Shares on the date ordinary income was recognized over the amount received) will be a long-term capital gain or loss if the sale occurs more than one year after such date of recognition and otherwise will be a short-term capital gain or loss.

Grants under the 2015 Performance Option Plan will be made after shareholder approval is obtained and during the 2015 fiscal year.

In order for the 2015 Performance Option Plan to become effective, the resolution to approve the 2015 Performance Option Plan must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution.

UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE VOTED AGAINST THE RESOLUTION TO APPROVE THE 2015 PERFORMANCE OPTION PLAN, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION.

Securities Authorized for Issuance under Equity Compensation Plans

In addition to the 2015 Performance Option Plan, which is to be voted on at the Meeting, the Corporation has ten other stock option plans as set forth in the table below, each of which received shareholder approval.

Name of Plan	Period of Permitted Option Grants	Maximum Option Grants[1]	Options Granted and Outstanding (as at 12/31/2014)	Outstanding Options as Percentage of Shares Outstanding[2]
2014 POP	Feb. 20, 2014 — Dec. 31, 2014	3,500,000	3,144,600	0.38%
2013 POP	Feb. 19, 2013 — Dec. 31, 2013	3,000,000	1,899,000	0.23%
2012 POP	Feb. 21, 2012 — Dec. 31, 2012	3,000,000	1,444,100	0.17%
2011 POP	Feb. 22, 2011 — Dec. 31, 2011	3,000,000	1,073,600	0.13%
2010 POP	Feb. 21, 2010 — Dec. 31, 2010	3,000,000	1,069,500	0.13%
2009 POP	Feb. 21, 2009 — Dec. 31, 2009	3,000,000	1,488,675	0.18%
2008 POP	Feb. 21, 2008 — Dec. 31, 2008	3,000,000	1,128,750	0.14%
2007 POP	Feb. 21, 2007 — Dec. 31, 2007	9,000,000	2,983,600	0.36%
2006 POP	Feb. 28, 2006 — Dec. 31, 2006	12,600,000	3,433,050	0.41%
2005 POP	Mar. 1, 2005 — Dec. 31, 2005	10,800,000	3,244,960	0.39%
TOTAL			20,909,835	2.52%

(1) Generally, each POP terminates one year from its respective effective date. Options not granted are cancelled at the end of the calendar year in which the POP was approved by shareholders.

(2) Based on 830,238,244 Shares of the Corporation outstanding as of December 31, 2014.

Additional information regarding the above stock option plans can be found in the Corporation's Management Proxy Circulars for the annual meeting of shareholders held in the applicable years.

The following table provides information about securities that may be issued under the Corporation's existing equity compensation plans, as at December 31, 2014 and February 20, 2015.

Equity Compensation Plan Information

Plan Category	(a) Number of Shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of Shares remaining available for future issuance under equity compensation plans (excluding Shares reflected in column (a))
December 31, 2014			
Equity compensation plans approved by shareholders	20,909,835[1]	$28.01	0
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
February 20, 2015			
Equity compensation plans approved by shareholders	19,561,956[2]	$28.26	0
Equity compensation plans not approved by shareholders	n/a	n/a	n/a

(1) Of this amount, 3,244,960 options were outstanding pursuant to the 2005 POP, 3,433,050 options were outstanding pursuant to the 2006 POP, 2,983,600 options were outstanding pursuant to the 2007 POP, 1,128,750 options were outstanding pursuant to the 2008 POP, 1,488,675 options were outstanding pursuant to the 2009 POP, 1,069,500 options were outstanding pursuant to the 2010 POP, 1,073,600 options were outstanding pursuant to the 2011 POP, 1,444,100 options were outstanding pursuant to the 2012 POP, 1,899,000 options were outstanding pursuant to the 2013 POP and 3,144,600 options were outstanding pursuant to the 2014 POP.

(2) Of this amount, 2,322,631 options were outstanding pursuant to the 2005 POP, 3,312,950 options were outstanding pursuant to the 2006 POP, 2,847,800 options were outstanding pursuant to the 2007 POP, 1,111,050 options were outstanding pursuant to the 2008 POP, 1,418,325 options were outstanding pursuant to the 2009 POP, 1,020,600 options were outstanding pursuant to the 2010 POP, 1,055,600 options were outstanding pursuant to the 2011 POP, 1,442,000 options were outstanding pursuant to the 2012 POP, 1,893,600 options were outstanding pursuant to the 2013 POP and 3,137,400 options were outstanding pursuant to the 2014 POP.

Ownership of Shares

The following table sets forth information as at February 20, 2015, with respect to the beneficial ownership of Shares held by the Named Executive Officers of the Corporation listed in the Summary Compensation Table on page 60 and by all directors and executive officers of the Corporation as a group.

Name	Number of Shares Held	Number of Shares Beneficially Owned[1][2][3]	Percentage of Outstanding Shares
Jochen E. Tilk Director, President and Chief Executive Officer	385	385	<0.01%
William J. Doyle Former Director, President and Chief Executive Officer	2,717,240[4]	7,613,971	0.92%
Wayne R. Brownlee, Executive Vice President, Treasurer and Chief Financial Officer	712,130	2,350,980	0.29%
G. David Delaney Executive Vice President and Chief Operating Officer	130,299	492,049	0.06%
Stephen F. Dowdle President, PCS Sales	62,708	312,408	0.04%
Joseph A. Podwika Senior Vice President, General Counsel & Secretary	35,797	404,247	0.05%
All directors and executive officers as a group, including the above-named individuals (26 persons)[5]	2,247,208	5,617,519	0.68%

(1) The number of Shares beneficially owned is reported on the basis of regulations of the SEC, and includes Shares that the individual has the right to acquire at any time within 60 days after February 20, 2015 and Shares directly or indirectly held by the individual or by certain family members or others over which the individual has sole or shared voting or investment power.

(2) Includes Shares purchasable within 60 days after February 20, 2015 through the exercise of options granted by the Corporation, as follows: Mr. Doyle 4,896,731 Shares; Mr. Brownlee 1,638,850 Shares; Mr. Delaney 361,750 Shares; Mr. Dowdle 249,700 Shares; Mr. Podwika 368,450 Shares; and all directors and executive officers as a group, including the foregoing individuals[5], 3,370,250 Shares.

(3) No Shares beneficially owned by any of the directors or Named Executive Officers are pledged as security.

(4) Includes 2,681 Shares held in the William & Kathy Doyle Foundation; 761,106 Shares held in the WJ Doyle Revocable Trust; 692,184 Shares held in the Doyle Family LLC (Mr. Doyle controls these Shares and has a beneficial interest in a majority of the interests of the LLC; however, the remaining interests of the LLC are beneficially owned by members of Mr. Doyle's immediate family); 42,853 Shares held in the Doyle Family Stock Trust II; 100,000 Shares held in the DFG Trust III; 646,842 Shares held in Doyle Investments LLC (Mr. Doyle controls these Shares; however, the majority of the interests of the LLC are beneficially owned by members of Mr. Doyle's immediate family); 159,490 Shares held in the DFP Trust; 180,494 Shares held in the DFP Trust II, 42,233 Shares held in the DFST IV Trust and 89,357 Shares held in the DFL Trust II.

(5) Does not include Mr. Doyle who resigned from his position as President and Chief Executive Officer and as director in July 2014.

As at February 20, 2015, based on records and reports filed with the SEC on Schedule 13D or 13G, no shareholder owned more than 5% of the Corporation's Shares other than Capital World Investors (333 South Hope Street, Los Angeles, CA 90071) who, according to a Schedule 13G filed with the SEC on February 13, 2015, beneficially owns 85,298,200 Shares representing approximately 10.2% of the outstanding Shares.

Directors' and Officers' Liability Insurance

The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group. The coverage limit of such insurance is $250 million per claim and $250 million annually in the aggregate. The Corporation has entered into a one-year contract ending June 30, 2015. Premiums of $1.9 million were paid by the Corporation for the last fiscal year. Claims for which the Corporation grants indemnification to the insured persons are subject to a $5 million deductible for any one loss.

2016 Shareholder Proposals

Proposals of shareholders intended to be presented at the Corporation's annual meeting of shareholders in 2016 and which such shareholders are entitled to request be included in the Management Proxy Circular for that meeting must be received at the Corporation's principal executive offices not later than November 24, 2015.

A proposal has been submitted by a shareholder for consideration at this Meeting. Such proposal and the Board's response thereto are set forth in the attached Appendix D to this Management Proxy Circular.

Directors' Approval

The contents and the distribution of this Management Proxy Circular have been unanimously approved by the Board.

Joseph A. Podwika

JOSEPH A. PODWIKA
Secretary
February 20, 2015

Appendices

Appendix A

Disclosure of Corporate Governance Practices

The Corporation's governance practices fully comply with the governance rules of the CSA. The following disclosure sets out the Corporation's compliance with National Instrument 58-101 — *Disclosure of Corporate Governance Practices* and certain of its other governance practices.

FORM 58-101F1 — CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

Independent Directors

See Schedule A to this Appendix A for the Corporation's Categorical Standards on independence.

The Board has determined that all of the directors of the Corporation and proposed nominees, with the exception of Mr. Tilk and Ms. Viyella de Paliza, are independent.

Directors who are not Independent

See disclosure under "About the Board — Director Independence and Other Relationships" in this Management Proxy Circular.

Majority of Independent Directors

Following the Meeting, and assuming each of the Corporation's proposed nominees is elected, 9 of 11, or 81.82% of the Corporation's current directors will be independent.

Other Directorships

Such other directorships have been disclosed in each director nominee's biography.

Please refer to "About the Board — Director Independence and Other Relationships — Limitations on Other Board Service" in this Management Proxy Circular for additional information.

Meeting Without Management or Non-Independent Directors

See disclosure under "About the Board — Board Meetings and Attendance of Directors" in this Management Proxy Circular.

Board Chair Independence

Pursuant to the PotashCorp Governance Principles the Board has determined that the Corporation is best served by dividing the responsibilities of the Board Chair and Chief Executive Officer. The Board Chair is independent and chosen by the full Board.

Dallas J. Howe is an independent director and has served as Board Chair since 2003. A position description for the Board Chair has

been developed and approved by the Board and is available on the Corporation's website. Amongst other things the Board Chair is expected to:

(a) provide leadership to ensure effective functioning of the Board;

(b) chair meetings of the Board and assist with setting meeting agendas;

(c) lead in the assessment of Board performance;

(d) assist the Compensation Committee in monitoring and evaluating the performance of the Chief Executive Officer and senior officers of the Corporation;

(e) lead the Board in ensuring succession plans are in place at the senior management level; and

(f) act as an effective liaison among the Board and management.

Director Attendance

Attendance records are fully disclosed in each director nominee's biography. Also see disclosure under "About the Board — Expectations of Directors" in this Management Proxy Circular for additional information.

Board Charter

The Board of Directors Charter is attached as Appendix E to this Management Proxy Circular.

Position Descriptions

Board and Committee Chair Position Descriptions

A position description for the Board Chair and each Board Committee Chair (which are attached to the relevant Board Committee Charters) has been developed and approved by the Board and can be found on the Corporation's website.

CEO Position Description

A written position description for the Chief Executive Officer has been developed and approved by the Board.

The Chief Executive Officer reports to the Board and has general supervision and control over the business and affairs of the Corporation. Amongst other things, the Chief Executive Officer is expected to:

(a) foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfils social responsibility;

(b) develop and recommend to the Board a long-term strategy and vision for the Corporation that leads to creation of shareholder value;

(c) develop and recommend to the Board annual business plans and budgets that support the Corporation's long-term strategy; and

(d) consistently strive to achieve the Corporation's financial and operating goals and objectives.

Orientation and Continuing Education

Orientation

See disclosure under "Report of the CG&N Committee — Director Orientation, Continuing Education and Assessments" in this Management Proxy Circular for additional information.

Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Corporation:

(a) maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education;

(b) each year strongly encourages and funds the attendance of each director at one seminar or conference of interest and relevance and funds the attendance of each Committee Chair at one additional seminar or conference. In all cases, approval for attendance is obtained, in advance, from the Corporate Secretary;

(c) encourages presentations by outside experts to the Board or Committees on matters of particular import or emerging significance;

(d) at least annually, holds a Board meeting at or near an operating site or other facility of the Corporation, a key customer, supplier or affiliated company;

(e) regularly provides directors with materials about the Corporation and the industries in which it operates (including daily media updates) and on the topics of governance and compensation including the provision of pertinent information included with Board and Committee meeting materials; and

(f) in cooperation with the Chair of each Committee, provides Committee members with noteworthy articles and other information pertinent to the applicable Committee in between Committee meetings.

Ethical Business Conduct

Code of Conduct

The Board has adopted the "PotashCorp Core Values and Code of Conduct". The complete text of the "PotashCorp Core Values and Code of Conduct", as well as other governance related documents, can be found on the Corporation's website and are available in print to any shareholder who requests them.

The Audit Committee reviews the process for communicating the PotashCorp Core Values and Code of Conduct to the Corporation's personnel, and for monitoring compliance with the Code of Conduct, as well as compliance with applicable law, regulations and other corporate policies. The Board, through the Audit Committee, receives regular reports from the Corporate Ethics and Compliance Committee regarding the Corporation's ethics and compliance activities including the annual acknowledgement of compliance with the Code of Conduct sought from each employee.

The Board, through the Audit Committee Chair, also receives reports of all financial or accounting issues which come to the attention of management, including those raised through the Corporation's anonymous reporting mechanisms.

The Corporation has not filed any material change report since the beginning of the 2014 financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the PotashCorp Core Values and Code of Conduct. Pursuant to the PotashCorp Governance Principles, no waiver of the application of the PotashCorp Core Values and Code of Conduct to directors or executive officers is permitted.

Material Interests

Pursuant to the PotashCorp Governance Principles, each director of the Corporation must possess and exhibit the highest degree of integrity, professionalism and values, and must never be in a conflict of interest with the Corporation. A director who has a conflict of interest regarding any particular matter under consideration should advise the Board, refrain from debate on the matter and abstain from any vote regarding it. The Board has also developed categorical independence standards to assist it in determining when individual directors are free from conflicts of interest and are exercising independent judgment in discharging their responsibilities. All directors and senior officers are bound by the PotashCorp Core Values and Code of Conduct and no waiver of the application of that Code to directors or senior officers is permitted.

Culture of Ethical Business Conduct

The PotashCorp Core Values and Code of Conduct is continually reinforced with online training programs. The Board, through the Audit Committee, requires the management Compliance Committee to annually report on the status of the Corporation's ethics and compliance programs, including receipt of the Compliance Risk Assessment, Summary of Ethics and Compliance Training during the current year and plans for ethics and compliance training in the coming year.

Nomination of Directors

Identification of New Candidates for Board Nomination

See disclosure under "Report of the CG&N Committee — Nomination Processes, Succession Planning and Board Renewal" in this Management Proxy Circular.

Independent Corporate Governance and Nominating Committee

The Corporation has a standing CG&N Committee.

Each of the directors who comprise the CG&N Committee is independent. Please refer to "About the Board — Director Independence and Other Relationships" and the "Report of the CG&N Committee" in this Management Proxy Circular for additional information.

Corporate Governance and Nominating Committee Charter

The responsibilities, powers and operation of the CG&N Committee are set out in its charter, which is available on the Corporation's website. Please refer to the "Report of the CG&N Committee" in this Management Proxy Circular for additional information.

Compensation Committee

Director and Officer Compensation

Please refer to the "Compensation" section of this Management Proxy Circular.

Independence

The Corporation has a standing Compensation Committee. Each of the directors who comprise the Compensation Committee is independent. Please refer to "About the Board — Director Independence and Other Relationships" and the "Compensation" sections of this Management Proxy Circular for additional information.

Compensation Committee Charter

The responsibilities, powers and operation of the Compensation Committee are set out in its charter, which is available on the Corporation's website. Please refer to the "Compensation" section of this Management Proxy Circular for additional information.

Outside Compensation Consultants

In 2005, the Compensation Committee of the Board of Directors engaged Towers Watson as executive compensation consultants. Towers Watson reports to the Chair of the Compensation Committee and provides input to the Committee on the philosophy and competitiveness of the design and award values for certain executive and director compensation programs. In addition, Towers Watson assists in the evaluation of compensation arrangements associated with certain strategic opportunities. In accordance with the Committee's adherence to the best practice

of retaining independent executive compensation consulting, any work other than executive compensation consulting services performed for the Corporation by Towers Watson must be approved in advance by the Chair of the Compensation Committee. Please refer to the "Compensation" section in this Management Proxy Circular for additional information.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and CG&N Committee, the Board also has a Safety, Health and Environment Committee. Please refer to the "Report of the SH&E Committee" in this Management Proxy Circular for additional information regarding the SH&E Committee.

Board Assessments

Please refer to "About the Board — Board, Committee & Director Assessment" in this Management Proxy Circular for an overview of the Board's six-part effectiveness evaluation program which is undertaken pursuant to the PotashCorp Governance Principles.

Board Diversity

Director Term Limits and Other Mechanisms of Board Renewal

See disclosure under "Board Tenure and Retirement Policy" in this Management Proxy Circular.

Policies Regarding the Representation of Women on the Board

See disclosure under "Report of the CG&N Committee — Diversity" in this Management Proxy Circular.

Consideration of the Representation of Women in the Director Identification and Selection Process

See disclosure under "Report of the CG&N Committee — Diversity" in this Management Proxy Circular.

Consideration Given to the Representation of Women in Executive Officer Appointments

See disclosure under "Report of the CG&N Committee — Diversity" in this Management Proxy Circular.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

See disclosure under "Report of the CG&N Committee — Diversity" in this Management Proxy Circular.

Number of Women on the Board and in Executive Officer Positions

See disclosure under "Report of the CG&N Committee — Diversity" in this Management Proxy Circular

Schedule A: Independence Standards

The independence standards established by the Board are as follows:

a) A director will not be considered independent if:

    (i) the Director is, or has been within the last three years, an employee or executive officer of the Corporation;

    (ii) an immediate family member of the Director is, or has been within the last three years, an executive officer of the Corporation;

    (iii) the Director (A) is a current partner or employee of the Corporation's external auditors, or (B) was, within the last three years, a partner or employee of such firm and personally worked on the Corporation's audit within that time;

    (iv) an immediate family member of the Director (A) is a current partner of the Corporation's external auditors, (B) is a current employee of such firm and personally works on the Corporation's audit, or (C) was, within the last three years, a partner or employee of such firm and personally worked on the Corporation's audit within that time;

    (v) the Director's spouse, minor child or stepchild, or a child or stepchild of the director who shares a home with the Director is an employee of the Corporation's external auditors and participates in such firm's audit, assurance or tax compliance (but not tax planning) practice; or

    (vi) the Director or an immediate family member of the Director is, or has been within the last three years, employed as an executive officer of another entity where any of the Corporation's present executive officers at the same time serves or served on that entity's compensation committee.

b) A Director will not be considered independent if the Director received, or his or her immediate family member received, more than the lesser of CDN$75,000 or US$120,000 in direct compensation from the Corporation during any 12-month period within the last three fiscal years, other than remuneration for acting as a member of the board of directors of the Corporation or of any board committee of the Corporation or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

c) A director will not be considered independent if the director currently serves as an executive officer or employee of, or any of his or her immediate family members currently serves as an executive officer of, another company that has made payments to, or received payments from, the Corporation for property or services in an amount that, in any one of the three most recent fiscal years, exceeds the greater of (x) US$1,000,000 or (y) 2 percent of the annual consolidated gross revenues of such other company.

d) Contributions to tax exempt organizations shall not be considered "payments" for purposes of the preceding paragraph, provided however that the Corporation will disclose in its annual proxy circular any such contributions made by the Corporation to any tax exempt organization in which any director serves as an executive officer if, in any one of the three most recent fiscal years, the contributions exceeded the greater of (x) US$1,000,000 or (y) 2 percent of the annual consolidated gross revenues of such tax exempt organization.

Appendix B

2015 Performance Option Plan

1. PURPOSE OF PLAN

Potash Corporation of Saskatchewan Inc. (the "Corporation") by resolution of its Board of Directors (the "Board") has established, subject to shareholder approval at the Corporation's 2015 Annual and Special Meeting of shareholders, this Potash Corporation of Saskatchewan Inc. 2015 Performance Option Plan (the "Plan") to support the Corporation's compensation philosophy of providing selected employees and officers with an opportunity to: promote the growth and profitability of the Corporation; align their interests with shareholders; and earn compensation commensurate with corporate performance. The Corporation believes this Plan will directly assist in supporting the Corporation's compensation philosophy by providing participants with the opportunity through stock options, which will vest, if at all, based on corporate performance over a three-year period, to acquire common shares of the Corporation ("Common Shares").

2. DURATION OF THIS PLAN

This Plan was adopted by the Board on February 20, 2015 to be effective as of January 1, 2015 (the "Effective Date"), subject to shareholder approval at the Corporation's 2015 Annual and Special Meeting of shareholders, and shall remain in effect, unless sooner terminated as provided herein, until one (1) year from the Effective Date, at which time it will terminate. After this Plan is terminated, no stock options may be granted but stock options previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions.

3. ADMINISTRATION

This Plan shall be administered by the Compensation Committee of the Board or any other committee designated by the Board to administer this Plan (the "Committee"). The Committee shall be responsible for administering this Plan, subject to this Section 3 and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents, and other individuals, any of whom may be an employee, and the Committee, the Corporation, and its officers and directors shall be entitled to rely upon the advice, opinions, or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be made in the Committee's sole discretion and shall be final and binding upon the participants, the Corporation, and all other interested individuals. To the extent applicable, the Plan shall be administered with respect to optionees subject to the laws of the U.S. so as to avoid the application of penalties pursuant to Section 409A of the Internal Revenue Code, and stock options hereunder may be subject to such restrictions as the Committee determines are necessary to avoid application of such Section 409A.

4. AUTHORITY OF THE COMMITTEE

The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of this Plan and any Stock Option Award Agreement or other agreement or document ancillary to or in connection with this Plan, to determine eligibility for stock options and to adopt such rules, regulations, forms, instruments, and guidelines for administering this Plan as the Committee may deem necessary or proper. Such authority shall include adopting modifications and amendments to any Stock Option Award Agreement that are necessary to comply with the laws of the countries and other jurisdictions in which the Corporation and/or its subsidiaries operate.

5. SHARES SUBJECT TO STOCK OPTIONS

The aggregate number of Common Shares issuable after February 20, 2015 pursuant to stock options under this Plan may not exceed 3,500,000 Common Shares. The aggregate number of Common Shares in respect of which stock options have been granted to any one person pursuant to this Plan and which remain outstanding shall not at any time exceed 750,000. The authorized limits under this Plan shall be subject to adjustment under Sections 12 and 13 of this Plan.

Notwithstanding anything to the contrary contained in this Plan, no options shall be granted to insiders if such options, together with any other outstanding security based compensation arrangements, could result in:

(a) the number of Common Shares issuable to insiders at any time pursuant to security based compensation arrangements of the Corporation exceeding ten percent (10%) of the issued and outstanding Common Shares; or

(b) the issuance to insiders pursuant to security based compensation arrangements of the Corporation, within any one year period, of a number of Common Shares exceeding ten percent (10%) of the issued and outstanding Common Shares.

For the purposes of the foregoing paragraphs, "security based compensation arrangement" and "insider" have the meanings attributed thereto in the Toronto Stock Exchange ("TSX") Company Manual. If any stock option granted under this Plan, or any portion thereof, expires or terminates for any reason without having been exercised in full, the Common Shares with respect to which such option has not been exercised shall again be available for further stock options under this Plan; provided, however, that any stock option that is granted under this Plan that does not vest as a result of a failure to satisfy the Performance Measures, shall not be again available for grant under this Plan.

6. GRANT OF STOCK OPTIONS

From time to time the Board may designate individual officers and employees of the Corporation and its subsidiaries eligible to be granted options to purchase Common Shares and the number of Common Shares which each such person will be granted a stock option to purchase; provided that the aggregate number of Common Shares subject to such stock options may not exceed the number provided for in Section 5 of this Plan. Non-employee directors and other non-employee contractors and third party vendors are not eligible to participate in this Plan.

7. OPTION PRICE

The option price for any option granted under this Plan to any optionee shall be fixed by the Board when the option is granted and shall be not less than the fair market value of the Common Shares at such time which, for optionees resident in the United States and any other optionees designated by the Board, shall be deemed to be the closing price per Common Share on the New York Stock Exchange on the last trading day immediately preceding the day the option is granted and, for all other optionees, shall be deemed to be the closing price per Common Share on the TSX on the last trading day immediately preceding the day the option is granted; provided that, in either case, if the Common Shares did not trade on such exchange on such day the option price shall be the closing price per share on such exchange on the last day on which the Common Shares traded on such exchange prior to the day the option is granted.

8. VESTING OF STOCK OPTIONS

Subject to achievement of Performance Measures as certified and approved by the Audit Committee of the Board, stock options granted under this Plan will vest no later than thirty (30) days after the audited financial statements for the applicable Performance Period have been approved by the Board.

9. PERFORMANCE MEASURES FOR VESTING OF STOCK OPTIONS

(a) The Performance Measures which will be used to determine the degree to which stock options will vest over the three-year period beginning the first day of the fiscal year in which they are granted (the "Performance Period") shall be cash flow return on investment ("CFROI") and weighted average cost of net debt and equity capital ("WACC").

   (i) CFROI is the ratio of after tax operating cash flow to average gross investment over the fiscal year, calculated as A divided by B, where (1) A equals operating income less/plus nonrecurring or unusual items less/plus change in unrealized gains/losses on derivative instruments included in net income plus accrued incentive awards plus depreciation and amortization less current taxes, and (2) B equals the average of total assets less/plus the fair value adjustment for investments in available for sale securities less the fair value of derivative instrument assets plus accumulated depreciation plus accumulated amortization less cash and cash equivalents less non interest bearing current liabilities excluding derivatives.

   (ii) WACC is the weighted average cost of net debt and equity capital, calculated as [A times the product of B divided by C] plus [D times the product of E divided by C], where (1) A equals the after-tax market yield cost of debt, (2) B equals the market value of debt less cash and cash equivalents (3) C equals the market value of debt less cash and cash equivalents, plus the market value of equity, (4) D equals the cost of equity, and (5) E equals the market value of equity.

(b) In determining the number of stock options that will actually vest based on the degree to which the Performance Measures have been attained during the applicable Performance Period, the following chart shall be utilized which shows the three year average excess of CFROI being greater than WACC and the respective portion of the stock option that will vest:

Performance Measure 3 year average excess of CFROI>WACC	Vesting Scale % of Stock Option Grant Vesting
<0%	0%
0.20%	30%
1.20%	70%
2.20%	90%
2.50%	100%

(c) In assessing the portion of the stock options that shall vest in accordance with the above chart, the following shall be done:

   (i) Each year, the CFROI and WACC will be calculated in accordance with the definitions herein, based on the audited financial statements and approved by the Audit Committee.

   (ii) In each Performance Period, the average of the three fiscal years shall be calculated by taking the simple average of the individual years' results.

   (iii) The resulting three-year average will then be applied, using the scale above to determine the number of stock options, if any, that will vest as of the end of the Performance Period.

   (iv) For results falling between the reference points in the chart above, the level of vesting shall be mathematically interpolated between the reference points.

10. TERMS OF STOCK OPTIONS

The period during which a stock option is exercisable (the "Term") may not exceed 10 years from the date the stock option is granted (the "Initial Exercise Period"), plus any Additional Exercise Period (as defined below). If such Initial Exercise Period would otherwise expire (i) during a Blackout Period (as defined below) applicable to the relevant optionee or (ii) within 10 trading days after the expiration of the Blackout Period applicable to the relevant optionee, the Term of the related stock option shall expire on the date that is the tenth trading day after the end of such Blackout Period (an "Additional Exercise Period"). For purposes of this Plan, "Blackout Period" means any period during which the relevant optionee is prohibited by the Corporation's trading policy from trading in the Corporation's securities. The Stock Option Award Agreement may contain provisions limiting the number of Common Shares with respect to which stock options may be exercised in any one year. Each stock option agreement shall contain provisions to the effect that:

(a) if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates, by reason of his or her death, or if an optionee who is a retiree pursuant to Section 10(b) dies, the legal personal representatives of the optionee will be entitled to exercise any unexercised vested options, including such stock options that may vest after the date of death, during the period ending at the end of the twelfth calendar month following the calendar month in which the optionee dies, failing which exercise the stock options terminate;

(b) subject to the terms of Section 10(a) above, if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates, by reason of retirement in accordance with the then prevailing retirement policy of the Corporation or subsidiary, the optionee will be entitled to exercise any unexercised vested stock options, including such stock options that may vest after the date of retirement, during the period ending at the end of the 36th month following the calendar month in which the optionee retires, failing which exercise the stock options terminate;

(c) subject to the terms of Section 14 below, if the employment of an optionee as an officer or employee of the Corporation or a subsidiary terminates, for any reason other than as provided in Sections 10(a) or (b) of this Plan, the optionee will be entitled to exercise any unexercised vested stock options, to the extent exercisable at the date of such event, during the period ending at the end of the calendar month immediately following the calendar month in which the event occurs, failing which exercise the stock options terminate;

(d) for greater certainty and for these purposes, an optionee's employment with the Corporation or a subsidiary shall be considered to have terminated effective on the last day of the optionee's actual and active employment with the Corporation or subsidiary whether such day is selected by agreement with the optionee or unilaterally by the Corporation or subsidiary and whether with or without advance notice to the optionee. For the avoidance of doubt, no period of notice, if any, or payment in lieu of notice that is given or ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the optionee's last day of actual and active employment shall be considered as extending the optionee's period of employment for the purposes of determining an optionee's entitlement under the Plan. The employment of an optionee with the Corporation shall be deemed to have terminated for all purposes of the Plan if such person is employed by or provides services to a person that is a subsidiary of the Corporation and such person ceases to be a subsidiary of the corporation, unless the Committee determines otherwise; and

(e) each stock option is personal to the optionee and is not assignable, except (i) as provided in Section 10(a) of this Plan, and (ii) at the election of the Board, a stock option may be assignable to the spouse, children and grandchildren of the original optionee and to a trust, partnership or limited liability company, the entire beneficial interest of which is held, directly or indirectly, by one or more of the optionee or the spouse, children or grandchildren of the optionee (each, a "Permitted Assignee"). If a stock option is assigned to one or more Permitted Assignees, nothing contained in this section 10(e) shall prohibit a subsequent assignment of such stock option to one or more other Permitted Assignees or back to the optionee.

Nothing contained in Sections 10(a), (b) or (c) of this Plan shall extend the Term beyond its stipulated expiration date or the date on which it is otherwise terminated in accordance with the provisions of this Plan.

If a stock option is assigned pursuant to Section 10(e)(ii) of this Plan, the references in Sections 10(a), (b) and (c) to the termination of employment or death of an optionee shall not relate to the assignee of a stock option but shall relate to the original optionee. In the event of such assignment, legal personal representatives of the original optionee shall not be entitled to exercise the assigned stock option, but the assignee of the stock option or the legal personal representatives of the assignee may exercise the stock option during the applicable specified period.

11. EXERCISE OF STOCK OPTIONS

Subject to the provisions of this Plan, a vested stock option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying that number of Common Shares with respect to which the stock option is being exercised and accompanied by payment in cash or certified cheque in full of the purchase price of the Common Shares then being purchased.

12. ADJUSTMENTS

Appropriate adjustments to the authorized limits set forth in Section 5 of this Plan, in the number, class and/or type of Common Shares optioned and in the option price per share, both as to stock options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Common Shares which result from subdivisions, consolidations or reclassifications of the Common Shares, the payment of share dividends by the Corporation, the reconstruction, reorganization or recapitalization of the Corporation or other relevant changes in the capital of the Corporation.

13. MERGERS

If the Corporation proposes to amalgamate or merge with another body corporate, the Corporation shall give written notice thereof to optionees in sufficient time to enable them to exercise outstanding vested stock options, to the extent they are otherwise exercisable by their terms (including stock options that are accelerated pursuant to Section 14 below), prior to the effective date of such amalgamation or merger if they so elect. The Corporation shall use its best efforts to provide for the reservation and issuance by the amalgamated or continuing corporation of an appropriate number of Common Shares, with appropriate adjustments, so as to give effect to the continuance of the stock options to the extent reasonably practicable. In the event that the Board determines in good faith that such continuance is not in the circumstances practicable, it may upon 30 days' notice to optionees terminate the stock options for a payment equal to the excess, if any, between the per share exercise price and the per share market price of the Common Shares on the date the stock option is cancelled and all stock options with a per share exercise price that exceeds the per share market price of the Common Shares on the date of cancellation will be cancelled for no consideration.

14. CIRCUMSTANCES FOR ACCELERATED VESTING

(a) If a "change-in-control" of the Corporation occurs and at least one of the two additional circumstances described below occurs, then each outstanding stock option granted under this Plan may be exercised, in whole or in part, even if such option is not otherwise exercisable by its terms:

    (i) Upon a "change-in-control" the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto) fails to continue or assume the obligations with respect to each stock option or fails to provide for the conversion or replacement of each stock option with an equivalent stock option; or

    (ii) In the event that the stock options were continued, assumed, converted or replaced as contemplated in (i), during the two-year period following the effective date of a change-in-control, the optionee is terminated by the Corporation without Cause (as defined below) or the optionee resigns employment for Good Reason (as defined below).

(b) For purposes of this Plan, a change-in-control of the Corporation shall be deemed to have occurred if any of the following occur, unless the Board adopts a plan after the Effective Date of this Plan that has a different definition (in which case such definition shall be applied), or the Committee decides to modify or amend the following definition through an amendment of this Plan:

    (i) within any period of two consecutive years, individuals who at the beginning of such period constituted the Board and any new directors whose appointment by the Board or nomination for election by shareholders of the Corporation was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board;

    (ii) there occurs an amalgamation, merger, consolidation, wind-up, reorganization or restructuring of the Corporation with or into any other entity, or a similar event or series of such events, other than any such event or series of events which results in securities of the surviving or consolidated corporation representing 50% or more of the combined voting power of the surviving or consolidated corporation's then outstanding securities entitled to vote in the election of directors of the surviving or consolidated corporation being beneficially owned, directly or indirectly, by the persons who were the holders of the Corporation's outstanding securities entitled to vote in the election of directors of the Corporation prior to such event or series of events in substantially the same proportions as their ownership immediately prior to such event of the Corporation's then outstanding securities entitled to vote in the election of directors of the Corporation;

    (iii) 50% or more of the fixed assets (based on book value as shown on the most recent available audited annual or unaudited quarterly consolidated financial statements) of the Corporation are sold or otherwise disposed of (by liquidation, dissolution, dividend or otherwise) in one transaction or series of transactions within any twelve month period;

    (iv) any party, including persons acting jointly or in concert with that party, becomes (through a takeover bid or otherwise) the beneficial owner, directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation's then outstanding securities entitled to vote in the election of directors of the Corporation, unless in any particular situation the Board determines in advance of such event that such event shall not constitute a change-in-control; or

    (v) there is a public announcement of a transaction that would constitute a change-in-control under clause (ii), (iii) or (iv) of this Section 14(b) and the Committee determines that the change-in-control resulting from such transaction will be deemed to have occurred as of a specified date earlier than the date under (ii), (iii) or (iv), as applicable.

(c) For the purposes of Section 14(a) of this Plan, the obligations with respect to each stock option shall be considered to have been continued or assumed by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Committee, which determination may be made in advance of the effective date of a particular change-in-control:

    (i) the Common Shares remain publicly held and widely traded on an established stock exchange; and

    (ii) the terms of the Plan and each option grant are not altered or impaired without the consent of the optionee.

(d) For the purposes of Section 14(a) of this Plan, the obligations with respect to each stock option shall be considered to have been converted or replaced with an equivalent stock option by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Committee, which determination may be made in advance of the effective date of a particular change-in-control:

(i) each stock option is converted or replaced with a replacement option in a manner that complies with Section 409A of the Internal Revenue Code, in the case of an optionee that is taxable in the United States on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such stock option, or in a manner that qualifies under subsection 7(1.4) of the *Income Tax Act* (Canada), in the case of an optionee that is taxable in Canada on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such stock option;

(ii) the converted or replaced option preserves the existing value of each underlying stock option being replaced, contains provisions for scheduled vesting and treatment on termination of employment (including the definition of Cause and Good Reason) that are no less favorable to the optionee than the underlying option being replaced, and all other terms of the converted option or replacement option, including the underlying performance measures (but other than the security and number of shares represented by the continued option or replacement option) are substantially similar to the underlying stock option being replaced; and

(iii) the security represented by the converted or replaced option is of a class that is publicly held and widely traded on an established stock exchange.

(e) For purposes of this Plan, "Cause" means dishonest or willful misconduct or lack of good faith resulting in material harm to the Corporation, financial or otherwise.

(f) For purposes of this Plan, "Good Reason" means:

(i) a substantial diminution in the optionee's authorities, duties, responsibilities, status (including offices, titles, and reporting requirements) from those in effect immediately prior to the change-in-control;

(ii) the Corporation requires the optionee to be based at a location in excess of fifty (50) miles from the location of the optionee's principal job location or office immediately prior to the change-in-control, except for required travel on Corporation business to an extent substantially consistent with the optionee's business obligations immediately prior to the change-in-control;

(iii) a reduction in the optionee's base salary, or a substantial reduction in optionee's target compensation under any incentive compensation plan, as in effect as of the date of the change-in-control;

(iv) the failure to increase the optionee's base salary in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to the change-in-control or with practices implemented subsequent to the change-in-control with respect to similarly positioned employees; or

(v) the failure of the Corporation to continue in effect the optionee's participation in the Corporation's short and long-term incentive plans, stock option plans, and employee benefit and retirement plans, policies or practices, at a level substantially similar or superior to and on a basis consistent with the relative levels of participation of other similarly-positioned employees, as existed immediately prior to the change-in-control.

A termination of employment by the optionee for one of the reasons set forth in clause (i), (ii), (iii), (iv) or (v) of this Section 14(f), will not constitute Good Reason unless, within the 30-day period immediately following the optionee's knowledge of the occurrence of such Good Reason event, the optionee has given written notice to the Corporation of the event relied upon for such termination and the Corporation has not remedied such event within 30 days (the "Cure Period") of the receipt of such notice. For the avoidance of doubt, the optionee's employment shall not be deemed to terminate for Good Reason unless and until the Cure Period has expired and, if curable, the Corporation has not remedied the applicable Good Reason event. The Corporation and the optionee may mutually waive in writing any of the foregoing provisions with respect to an event that otherwise would constitute Good Reason.

15. RECOUPMENT POLICY

Each stock option granted under this Plan to an optionee that, as of the date the option is granted, participates in the Corporation's Medium-Term Incentive Plan shall be subject to the terms and conditions of the Corporation's Policy on Recoupment of Unearned Compensation (as previously adopted and, from time to time, amended by the Board) attached to such optionee's Stock Option Award Agreement (as defined below).

16. FORFEITURE AND REPAYMENT

(a) Notwithstanding anything to the contrary in this Plan or any other stock option plan of the Corporation that was established prior to the date of this Plan (each, a "Prior Plan"), in the event the Committee determines that the optionee has engaged in a Detrimental Activity (a "Forfeiture Event") during the optionee's employment or within one year following the optionee's termination of employment for any reason (the "Restricted Period"), the Committee may, but is not obligated to, cancel any outstanding unexercised stock options of such optionee (whether vested or unvested), whether granted under this Plan or a Prior Plan, by written notice to the optionee.

(b) If a Forfeiture Event occurs during the Restricted Period, the Committee may, but is not obligated to, require the optionee to pay to the Corporation an amount in cash up to (but not in excess of) the difference between the option price and market price of each stock option on the date of exercise with respect to any Common Shares for which a stock option has been exercised within the period of one year prior to the date of the Forfeiture Event (the "Forfeited Spread Amount"). Any Forfeited Spread Amount shall be paid by the optionee within sixty (60) days of receipt from the Corporation of written notice requiring payment of such Forfeited Spread Amount. To the extent that such amounts are not paid to the Corporation, in addition to any other legal remedy that the Corporation may have, the Corporation may set off the amounts so payable to it against any amounts that may be owing from time to time by the Corporation or a subsidiary to the optionee, whether as wages, deferred compensation, severance entitlement or vacation pay or in the form of any other benefit or for any other reason, in a manner consistent with Section 409A of the U.S. Internal Revenue Code of 1986, if applicable.

(c) This Section 16 shall apply notwithstanding any provision to the contrary in this Plan or any Prior Plan and is meant to provide the Corporation with rights in addition to any other remedy which may exist in law or in equity. This Section 16 shall not apply to the optionee following the effective time of a change-in-control.

(d) For purposes of this Section 16, the term "Detrimental Activity" shall include:

  (i) Engaging in any activity, including without limitation, as an officer, director, employee, principal, manager, agent, or consultant for another entity that directly competes or is seeking to compete with the Corporation, any subsidiary or Canpotex Limited in any actual product, service, or business activity (or in any product, service, or business activity which was under active development while the optionee was employed by the Corporation or a subsidiary if such development is being actively pursued by the Corporation or a subsidiary during the one-year period first referred to in Section 16(b)) in any territory in which the Corporation, a subsidiary or Canpotex Limited operates, engages in any business activity or sells its products.

  (ii) Soliciting or hiring, including without limitation, as an officer, director, employee, principal, manager, agent, or consultant for another entity, any individual who was employed by, or provided services as a consultant or contractor to, the Corporation, any subsidiary or Canpotex Limited at any time within the six months immediately preceding such solicitation or hire.

  (iii) The disclosure to anyone outside the Corporation or a subsidiary, or the use in other than the Corporation or a subsidiary's business, without prior written authorization from the Corporation, of any confidential, proprietary or trade secret information or material relating to the business of the Corporation or its subsidiaries, acquired by the optionee during his or her employment with the Corporation or its subsidiaries or while acting as a consultant for the Corporation or its subsidiaries thereafter. For greater certainty, nothing contained herein shall limit an optionee's ongoing obligations regarding confidentiality that may exist pursuant to any other agreement, Corporation policy or legal obligation imposed on such optionee.

17. AMENDMENT OR DISCONTINUANCE OF THIS PLAN

The Board may amend or discontinue this Plan at any time, without obtaining the approval of shareholders of the Corporation unless required by the relevant rules of the TSX, provided that, subject to Sections 12, 13, and 14 of this Plan, no such amendment may increase the aggregate maximum number of Common Shares that may be subject to stock options under this Plan, change the manner of determining the minimum option price, extend the Term under any option beyond 10 years (plus any Additional Exercise Period) or the date on which the option would otherwise expire under the Plan, expand the assignment provisions of the Plan, permit non-employee directors to participate in the Plan or, without the consent of the holder of the option, alter or impair any option previously granted to an optionee under this Plan; and, provided further, for greater certainty, that, without the prior approval of the Corporation's shareholders, stock options issued under this Plan shall not be repriced, replaced, or regranted through cancellation, or by lowering the option price of a previously granted stock option. Pre-clearance of the TSX of amendments to the Plan will be required to the extent provided under the relevant rules of the TSX.

18. EVIDENCE OF STOCK OPTIONS

Each stock option granted under this Plan shall be evidenced by a written stock option agreement between the Corporation and the optionee which shall give effect to the provisions of this Plan and include such other terms as the Committee shall determine ("Stock Option Award Agreement").

19. WITHHOLDING

To the extent that the Corporation is required to withhold federal, provincial, state, local or foreign taxes in connection with any payment made or benefit realized by an optionee or other person hereunder, and the amounts available to the Corporation for such withholding are insufficient, it shall be a condition to the receipt of such payment or the realization of such benefit that the optionee or such other person make arrangements satisfactory to the Corporation for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Board) may include relinquishment of a portion of such benefit. Participants shall also make such arrangements in connection with the disposition of Common Shares acquired upon the exercise of option rights with respect to this Plan.

Appendix C

General By-Law (as amended)

POTASH CORPORATION OF SASKATCHEWAN INC.

GENERAL BY-LAW

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE BUSINESS AND AFFAIRS OF POTASH CORPORATION OF SASKATCHEWAN INC.

TABLE OF CONTENTS

POTASH CORPORATION OF SASKATCHEWAN INC.

GENERAL BY-LAW

A By-law relating to the conduct of the business and affairs of Potash Corporation of Saskatchewan Inc. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a By-law of the Corporation as follows:

Section 1 General

(1) Definitions.

In this By-law and all other By-laws of the Corporation, unless specifically defined herein or the context otherwise specifies or requires, all terms which are defined in the Act shall have the meanings given to such terms in the Act, and in particular:

   (a) "**Act**" means *The Canada Business Corporations Act*, and any statute that may be substituted therefor, and the regulations made thereunder;

   (b) "**Articles**" means the articles of continuance of the Corporation from time to time in force and effect;

   (c) "**By-laws**" means all By-laws of the Corporation from time to time in force and effect;

   (d) "**the directors**", "**Board**" and "**Board of Directors**" means the directors of the Corporation from time to time;

   (e) "**in writing**" and "**written**" includes printing, typewriting, lithographing and other modes of representing or reproducing words in visible form and shall include an electronic document; and

   (f) reference to any statute or statutory provision shall extend to any amendment thereof or substitution therefor.

(2) Interpretation.

In this By-law and other By-laws of the Corporation, the following rules of interpretation shall apply:

   (a) all references to a meeting of shareholders shall, unless the context otherwise requires, include any meeting of only the holders of a particular class or series of shares in the Corporation that is required by the Act, by applicable law or by the Articles;

   (b) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of persons; and

   (c) the headings used are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

(3) Subordination.

This By-law is subordinate to, and should be read in conjunction with, the Act and the Articles.

Section 2 General Matters

(1) Corporate Seal.

The corporate seal of the Corporation shall be such as the Board of Directors may by resolution from time to time adopt.

(2) Fiscal Year.

The fiscal year of the Corporation shall terminate on such day in each year as the Board of Directors may from time to time by resolution determine.

(3) Registered Office.

The registered office of the Corporation shall be in the province within Canada from time to time specified in the Articles at the place therein as the board may from time to time determine.

Section 3 Execution of Contracts

(1) Execution of Documents.

Contracts, documents or instruments in writing requiring execution by the Corporation may be signed, either manually or by electronic means in accordance with the Act by any two officers of the Corporation and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formalities. The Board of Directors is authorized to appoint from time to time, by resolution, any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid by an officer or officers or person or persons appointed as aforesaid by resolution of the Board of Directors.

(2) Execution of Documents in Ordinary Course.

Nothing contained herein shall restrict or in any way limit the authority of the directors, officers and employees of the Corporation to sign contracts, documents or instruments in writing on behalf of the Corporation in the ordinary course of business and such contracts, documents or instruments in writing when so signed shall without more be binding on the Corporation.

Section 4 Borrowing Power

The directors of the Corporation may from time to time on behalf of the Corporation, without authorization of the shareholders:

    (a) borrow money on the credit of the Corporation;

    (b) issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

    (c) subject to the provisions of the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;

    (d) mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation; and

    (e) delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this By-law to such extent and in such manner as the directors shall determine at the time of each such delegation.

Section 5 Shares and Transfers

(1) Certificates.

Any security certificates shall be in such form as the Board of Directors may from time to time by resolution approve or the Corporation adopt.

(2) Transfers.

No transfers shall be recorded or registered unless and until compliance has been made with any conditions of transfer stated in the Act and the Articles and unless or until (i) the certificate representing the security to be transferred has been surrendered and cancelled or, (ii) if no certificate has been issued by the Corporation in respect of such security unless or until the procedures, if any, established by the Board of Directors from time to time have been complied with.

(3) Defaced, Lost or Destroyed Certificates.

Subject to the Act, if a security certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, and on such terms, if any, as to evidence and indemnity as the directors think fit.

(4) Dividend Disbursing Agents.

The Board may from time to time appoint a dividend disbursing agent to disburse dividends.

Section 6 Shareholders' Meetings

(1) Waiver of Notice.

Notice of any meeting of shareholders or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder and any other person entitled to attend the meeting of shareholders, in any manner and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of any shareholder, duly appointed proxy of any shareholder or any other person entitled to attend the meeting of shareholders is a waiver of notice of the meeting, except where that person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(2) Quorum.

A quorum for any meeting of shareholders shall be ~~a person~~two or more persons present and holding or representing by proxy not less than ~~five~~thirty three and a third percent (~~5~~33.33%) of the total number of issued shares of the Corporation having voting rights at such meeting. No business shall be transacted at any meeting unless the requisite quorum shall be present at the commencement of such meeting, provided that if a quorum is present at the commencement of a meeting a quorum shall be deemed to be present during the remainder of the meeting.

(3) Scrutineers.

At any meeting of shareholders, the chair of the meeting may with the consent of the meeting appoint one or more persons, who may be shareholders, to serve as scrutineers.

(4) Votes to Govern.

At any meeting of shareholders, unless a special resolution or some other special majority is required by the Act, applicable law or the Articles, all questions shall be decided by the majority of votes cast on the question. In case of an equality of votes, either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

(5) Voting.

Subject to the Act, applicable law, the Articles and subsection 6(9) hereof, and unless a ballot is demanded or required, voting at a meeting of shareholders shall be by way of a show of hands. Upon a show of hands each person present and entitled to vote at a meeting shall have one vote and a declaration by the chair of the meeting that any question has been carried, carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion and the result of the vote so taken and declared shall be the decision of the shareholders upon the said question.

The chair of the meeting or any shareholder or proxy entitled to vote thereat may require or demand a ballot upon any question, either before or after any vote by show of hands, but such requirement or demand may be withdrawn at any time prior to the taking of the ballot. Any ballot shall be taken in such manner as the chair of the meeting shall direct. On a ballot, each shareholder present in person or by proxy shall be entitled, in respect of the shares which such shareholder is entitled to vote at the meeting upon the question, to the number of votes provided by the Articles and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

(6) Proxy.

An instrument of proxy shall be executed by the shareholder or the shareholder's attorney authorized in writing and shall conform with the requirements of the Act and any requirements established by the Board or shall be otherwise acceptable to the chair of the meeting at which the instrument of proxy is to be used.

(7) Presiding Officers.

The chair of any meeting of shareholders shall be the first mentioned of such of the following persons as have been appointed and is present at the meeting; the Chair of the Board, the Chief Executive Officer, the President, or a Vice President (in order of seniority). In the absence of any such persons, the shareholders shall choose one of their number to chair the meeting. The secretary of the meeting shall be the Secretary of the Corporation, or if the Secretary is not present, any Assistant Secretary of the Corporation. Notwithstanding the above, the chair of the meeting at the chair's sole discretion, may appoint a person, who need not be a shareholder, to act as secretary of the meeting.

(8) Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required by the Act, applicable law, the Articles or the By-laws to be present. Any other person may be admitted only with the consent of the chair of the meeting or with the consent of the meeting.

(9) Meeting by Telephonic, Electronic or Other Communication Facility.

Meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility that permits all participants participating in the meeting to communicate with each other, and any person participating in such a meeting is deemed to be present at the meeting. Any vote at such a meeting may be held entirely by means of a telephonic, electronic or other communication facility.

Section 7 Directors

(1) Number.

The number of directors shall be the number fixed by the Articles, or where the Articles specify a variable number, the number shall not be less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the Board of Directors.

(2) Vacancies.

Where there is a vacancy or vacancies in the Board of Directors, the remaining directors may exercise all the powers of the Board so long as a quorum of the Board remains in office.

(3) Election, Appointment.

A director may be elected for an expressly stated term, and if so elected ceases to hold office at the expiration of such term. A director not elected for an expressly stated term of office shall hold office from the date of the meeting at which he or she is elected until the annual meeting next following; provided that a retiring director shall retain office until the adjournment or termination of the meeting at which his or her successor is elected or appointed unless such meeting was called for the purpose of removing him or her from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his or her removal. Retiring directors, if qualified, are eligible for re-election or reappointment. The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

(4) Access to Information.

Except as may be required by the Act, no shareholder shall be entitled by virtue of being a shareholder to discovery of any information or records respecting the Corporation or its business except when authorized by the Board.

Section 7.A Advance Notice of Nominations of Directors

(1) Nomination Procedures.

Subject only to the Act, Applicable Securities Laws and the Articles, only persons who are nominated in accordance with the procedures set out in this Section 7.A shall be eligible for election as directors to the Board. Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the Board, as follows:

(a) by or at the direction of the Board, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders meeting by one or more shareholders made in accordance with the provisions of the Act; or

(c) by any person (a "Nominating Shareholder") who:

(i) at the close of business on the date of the giving of the notice provided for below in this Section 7.A and on the record date for notice of such meeting, is either entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and

(ii) complies with the notice procedures set forth below in this Section 7.A.

(2) Timely Notice.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form (in accordance with this Section 7.A) to the Secretary of the Corporation at the principal executive offices of the Corporation.

(3) Manner of Timely Notice.

To be timely, a Nominating Shareholder's notice must be given:

(a) in the case of an annual meeting (including an annual and special meeting) of shareholders, not later than the close of business on the thirtieth (30th) day before the date of the annual meeting of shareholders: provided, however, if the first public announcement made by the Corporation of the date of the annual meeting is less than fifty (50) days prior to the meeting date, not later than the close of business on the tenth (10th) day following the day on which the first public announcement of the date of such annual meeting of shareholders is made by the Corporation; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the Board, not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders is made by the Corporation.

(4) Proper Form of Notice.

To be in proper written form, a Nominating Shareholder's notice to the Secretary must set forth or be accompanied by, as applicable:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"):

(i) the name, age and business and residential address of the Proposed Nominee;

(ii) the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

(iii) whether the Proposed Nominee is a resident Canadian within the meaning of the Act;

(iv) whether the Proposed Nominee is a citizen and/or resident of the United States;

(v) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(vi) a description of any relationship, agreement, arrangement or understanding (including financial, compensation or indemnity related or otherwise) between the Proposed Nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder, in connection with the Proposed Nominee's nomination and election as a director; and

(vii) any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or Applicable Securities Law;

(b) as to each Nominating Shareholder giving the notice:

(i) their name, business and residential address;

(ii) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii) their interests in, or rights or obligations associated with, any agreements, arrangements or understandings, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Corporation or the person's economic exposure to the Corporation;

(iv) full particulars regarding any proxy, contract, relationship, agreement, arrangement or understanding (including financial, compensation or indemnity related or otherwise) pursuant to which such Nominating Shareholder, or any of its affiliates or associates or any person acting jointly or in concert with such Nominating Shareholder, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the Board; and

(v) any other information relating to Nominating Shareholder that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by Applicable Securities Law.

References to "Nominating Shareholder" in this section shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(5) Other Information.

The Corporation may require any Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as an independent director of the Corporation or that would reasonably be expected to be material to a reasonable shareholder's understanding of the independence and/or qualifications, or lack thereof, of such Proposed Nominee.

(6) Notice to be Updated.

In addition, to be considered timely and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(7) Power of the Chair.

The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Section 7.A and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall not be considered at any meeting of shareholders.

(8) Delivery of Notice.

Notwithstanding any other provision of this By-law, any notice or other document or information required to be given to the Secretary pursuant to this Section 7.A may only be given by personal delivery, facsimile transmission or by email (provided that the Secretary has stipulated an e-mail address for purposes of giving notice under this Section 7.A), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Corporation, emailed (at the address stipulated by the Secretary for this purpose) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Saskatoon time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(9) Board Discretion.

The Board may, in its sole discretion, waive any requirement of this Section 7.A.

(10) Definitions.

For the purposes of this Section 7.A:

(a) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each province and territory of Canada, and all applicable securities laws of the United States; and

(b) "public announcement" shall mean disclosure in a press release disseminated by the Corporation through a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Section 8 Meetings of the Directors

(1) Place and Convening of Meetings.

A meeting of the Board of Directors may be convened by the Chair of the Board, the Chief Executive Officer, the President or any two (2) directors at any time and the Secretary shall, upon direction of any of the foregoing, convene a meeting of the Board of Directors. A meeting of any committee may be convened by the chair of the committee or any two (2) members of the committee and the Secretary shall, upon the direction of either of the foregoing, convene a meeting of the said committee. Except as otherwise provided by the Act and the By-laws the directors, either as a Board or as a committee thereof may convene, adjourn and otherwise regulate their meetings as they think fit.

(2) Notice.

Notice of the time and place of each meeting of the Board and of any committee of the Board shall be given in the manner provided in Section 14 hereof to each director or member as the case may be, in the case of notice given by personal delivery or by electronic communication as permitted by and in accordance with the Act, not less than forty-eight (48) hours before the time when the meeting is to be held and in the case of notice given by mail, not less than ninety-six (96) hours before the time when the meeting is to be held, provided that meetings of the Board or of any committee of the Board may be held at any time without formal notice if all the directors are present (including present by way of telephonic or electronic participation) or if all the absent directors waive notice.

For the first meeting of the Board of Directors or of any committee of the Board to be held immediately following the election of the directors at an annual or general meeting of the shareholders or for a meeting of the Board of Directors or a committee thereof at which a director or member is appointed to fill a vacancy in the Board or committee, no notice need be given to the newly elected or appointed directors or members in order for the meeting to be duly constituted, provided a quorum is present.

(3) Waiver.

Notice of any meeting of the Board of Directors or of any committee of the Board of Directors or any irregularity in any meeting or in the notice thereof may be waived by any director in any manner, and such waiver may be validly given either before or after the meeting to which such waiver relates.

(4) Adjournment.

Any meeting of the Board of Directors or of any committee of the Board of Directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to an announced time and place and no notice of the time and place for the holding of the adjourned meeting need be given to any director. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

(5) Quorum.

Subject to the Act, a quorum for any meeting of the Board of Directors of the Corporation shall consist of a majority of the number of directors of the Corporation or such other number as the directors may by resolution from time to time determine. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

(6) Voting.

Questions arising at any meeting of directors shall be determined by a majority of votes of the directors present, and in the case of an equality of votes the chair of the meeting shall not have a second or casting vote.

(7) Presiding Officers.

The chair of any meeting of the Board shall be the first mentioned of the following persons who is also a director and is present at the meeting; the Chair of the Board, the Chief Executive Officer, the President, or a Vice President (in order of seniority). If no such person is present, the directors shall choose one of their number to chair the meeting.

(8) Chair of the Board.

The Board of Directors shall, from time to time, elect from among its members a Chair of the Board who shall, if present, preside as chair at all meetings of the Board and of shareholders. The Chair of the Board shall not be an officer of the Corporation unless specifically so designated by the Board.

Section 9 Officers

(1) Appointment of Officers.

Subject to the Articles, the Board of Directors annually or as often as may be required may appoint a Chief Executive Officer, a President, a Secretary, one or more Vice Presidents (to which title may be added words indicating seniority or function) and a Treasurer and such other officers, if any, as the Board in its discretion shall from time to time appoint. None of such officers need be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. The Board of Directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The Board of Directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer.

(2) Chief Executive Officer.

The Chief Executive Officer shall report to the Board of Directors and shall exercise overall management and direction of the Corporation. In the absence of the Chair of the Board, and if the Chief Executive Officer is also a director of the Corporation, the Chief Executive Officer shall, when present, preside as chair at all meetings of directors and shareholders.

(3) President.

The President shall, subject to the direction of the Board of Directors, have general supervision and control over the business and affairs of the Corporation. In the absence of the Chair of the Board and the Chief Executive Officer, and if the President is also a director of the Corporation, the President shall, when present, preside as chair at all meetings of directors and shareholders. The President shall sign such contracts, documents or instruments in writing as require the President's signature and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the Board of Directors or as are incident to the office.

(4) Vice President.

A Vice President shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the Board of Directors or as are incident to the office.

(5) Secretary.

The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records, documents and registers of the Corporation. The Secretary shall sign such contracts, documents or instruments in writing as require the Secretary's signature and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the Board of Directors or as are incident to the office.

(6) Treasurer.

Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. The Treasurer shall prepare and maintain adequate accounting records. The Treasurer shall sign such contracts, documents or instruments in writing as require the Treasurer's signature and shall have such other powers and shall perform such other duties as may from time to time be assigned by resolution of the Board of Directors or as are incident to the office.

(7) Duties of Officers may be Delegated.

In the case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the Board may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

Section 10 Committees

The Board may create, and prescribe the duties and terms of reference of, such committee or committees of directors as it may from time to time determine necessary to more effectively permit the efficient direction of the business and affairs of the Corporation. The Board may delegate to such committee or committees any of the powers of the Board except those which under the Act must be exercised by the

Board itself, provided that any such delegation shall not limit the ability of the Board to make decisions on any subject matter so delegated. The procedures of any such committee or committees of the Board shall, except as otherwise determined by the Board, be those applicable to the Board.

Section 11 Protection and Indemnity of Directors, Officers and Others

(1) Disclosure of Interest.

Subject to compliance with the Act to the extent to which the same shall apply, no director or officer, and no other entity of which he or she is a director or officer or in which he or she has any interest whatsoever, shall be disqualified by his or her office or by reason of his or her holding any other office of, or place of profit under, the Corporation or any other entity in which the Corporation is interested from entering into any contract, transaction or arrangement with the Corporation or any other entity in which the Corporation is interested either as vendor, purchaser or otherwise or from being concerned or interested in any manner whatsoever in any contract, transaction or arrangement made or proposed to be entered into with the Corporation or any other entity in which the Corporation is interested, nor shall any contract, transaction or arrangement be thereby avoided; nor shall any director or officer be liable to account to the Corporation for any profit arising from such office or place of profit or realized by any such contract, transaction or arrangement.

(2) Non-Liability for Acts.

Subject to the Act, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other person or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested or for any loss or damages arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or other properties of the Corporation are lodged or deposited or for any other loss, damage or misfortune whatever may arise out of the execution of the duties of the office or in relation thereto.

(3) Approval of Contracts by Shareholders.

Subject to the Act, any contract entered into or action taken or omitted by or on behalf of the Corporation shall, if approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of all the shareholders.

(4) Indemnification.

The Corporation shall, whenever required or permitted by the Act or otherwise by law, indemnify each director, each officer, each former director, each former officer and each person who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity, of another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including, without limitation, each amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation or such other entity.

(5) No Limitation of Rights

The foregoing provisions of this Section 11 shall be in amplification of and in addition to, and not by way of limitation of or substitution for any rights, immunities or protection conferred upon any director, officer or other person by any statute, law, matter or thing whatsoever.

Section 12 Dividends

(1) Dividends.

The Board may from time to time declare and the Corporation may pay dividends on its issued shares to its shareholders according to their respective shareholdings in the Corporation as they appear from the Corporation's register. Dividends may be paid in any form permitted by applicable law.

(2) Cash Dividends.

A dividend payable in cash shall be paid by cheque drawn either on the bankers of the Corporation or the bankers of its dividend disbursing agent, or in such other manner prescribed by the Board of Directors to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared, and sent to such registered holder at their recorded address or to such other address as the holder directs. In the case of joint holders, the cheque or other manner of payment shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders. The sending of such payment as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. All dividends unclaimed for six (6) years after the date of declaration shall be forfeited to the Corporation.

Section 13 Voting Securities in Other Bodies Corporate

All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate, in such manner and by such person or persons as the Board of Directors of the Corporation shall from time to time determine by resolution. Any two officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation instruments of proxy and/or arrange for the issuance of voting certificates and/or other evidences of the rights to vote in such names as they may determine without the necessity of a resolution or other action by the Board of Directors.

Section 14 Notices

(1) Manner of Notice.

Any notice (which includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, applicable law, the Articles, the By-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given, if delivered personally to the person to whom it is to be given or if delivered to his or her latest address as shown on the records of the Corporation, or if mailed to him or her at his or her said address by prepaid ordinary or air mail, or if sent to him or her by any form of electronic means permitted by the Act, at his or her said address. A notice so delivered shall be deemed to have been given when it is delivered personally or to the said address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; a notice so sent by any form of electronic means permitted by the Act shall be deemed to have been given when dispatched. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor, or member of a committee of the Board in accordance with any information believed by the Secretary to be reliable.

For greater certainty, subject to the Act, Applicable Securities Laws (as defined in Section 7.A above) and for so long as the Corporation is a distributing corporation, any notice shall be sufficiently given if given in accordance with the requirements applicable to notice-and-access (as defined in National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*).

(2) Notice Computation.

In computing the time when notice must be given under any provision regarding a specified number of hours notice of any meeting or other event, the hour of giving the notice and the hour of commencement of the meeting shall be excluded, and in computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

(3) Returned Notices.

Where notices or other documents required to be given by the Corporation to its shareholders have been mailed to a shareholder at the shareholder's latest address as shown on the records of the Corporation and where, on three (3) consecutive occasions, notices or other documents have been returned by the post office to the Corporation, the Corporation is not required to mail to the shareholder any further notices or other documents until such time as the Corporation receives written notice from the shareholder requesting that notices and other documents be sent to the shareholder at a specified address.

(4) Joint Holders.

All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice of delivery of such document to all the holders of such shares.

(5) Successor Bound.

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his or her name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he or she derives his or her title to such shares.

(6) Deceased Holder.

Any notice or other document given by post shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his or her decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his or her stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his or her heirs, executors or administrators and all persons (if any), interested with him or her in such shares.

(7) Signature.

The signature of any director or officer of the Corporation to any notice may be evidenced in any manner permitted by the Act.

(8) Certificate of Officer.

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of a transfer or any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof, and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

(9) Common Notice.

A special meeting and the annual general meeting of shareholders of the Corporation may be convened by one and the same notice, and it shall be no objection to the said notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

Section 15 Coming into Force

This By-law shall come into force on the date shown on the Corporation's certificate of continuance under the Act.

Section 16 Repeal

All previous By-laws of the Corporation are repealed as of the coming into force of this By-law. Such repeal shall not affect the previous operation of any By-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such By-law prior to its repeal. All officers and persons acting under any By-law so repealed shall continue to act as if appointed under the provisions of this By-law and all resolutions of the shareholders or the board or a committee of the board of continuing effect passed under any repealed By-law shall continue good and valid except to the extent inconsistent with this By-law and until amended or repealed.

EFFECTIVE May 15, 2002, with amendments which came into force when approved by the Board on the 20th day of February, 2015.

/s/ JOCHEN E. TILK
President and Chief Executive Officer

/s/ JOSEPH A. PODWIKA
Secretary

Appendix D

The following shareholder proposal (the "Proposal") has been submitted by certain shareholders for consideration at the Meeting. This Proposal and its supporting statements represent the views of the submitting shareholders. The Corporation is legally required to include the Proposal in this Management Proxy Circular. For the reasons set out below, the Board and management oppose the Proposal. The submitting shareholders are The Congregation of the Sisters of Mercy of Newfoundland — Mercy Futures (CIBC), The Congregation of the Sisters of Mercy of Newfoundland — The Mercy Futures FD (JF) and Meritas Jantzi Social Index Fund. The Proposal and supporting statement are set out verbatim below in italics.

Proposal

RESOLVED that PotashCorp conduct and make public an independent assessment of its human rights responsibilities in relation to sourcing phosphate rock from Western Sahara, having regard to the UN Guiding Principles and associated international human rights standards.

Supporting Statement

Companies operating in countries with conflict or weak rule of law face serious risks to shareholder value, reputation and social license to operate, as well as potential legal risks, particularly if companies are seen as responsible for, or complicit in, human rights violations.

The United Nations Guiding Principles on Business and Human Rights ("the UN Guiding Principles") provides a framework by which companies can address their responsibilities to respect human rights.

PotashCorp purchases phosphate from Office Cherifien des Phosphates (OCP), a Moroccan state-owned enterprise operating in Western Sahara. Western Sahara is a disputed "Non Self Governing Territory", part of which is currently controlled and administered by Morocco. Morocco's claim of sovereignty over the Western Sahara is not recognized by the International Court of Justice or the United Nations. Serious human rights violations have been reported in the territory. According to the Robert F. Kennedy Center for Justice and Human Rights, "In Moroccan-controlled Western Sahara, the overwhelming presence of security forces, the violations of the rights to life, liberty, personal integrity and freedom of expression, assembly and association create a state of fear and intimidation that violates the rule of law and respect for human rights of the Sahrawi people."[1]

The UN has affirmed the right of the Sahrawi people to self-determination. The UN Under Secretary-General for Legal Affairs determined that "if … exploration and exploitation activities were to proceed in disregard of the interests and wishes of the people of Western Sahara, they would be in violation of the principles of international law applicable to mineral resource activities in Non Self-Governing Territories."[2]

The UN Guiding Principles sets out a due diligence process for companies to meet their responsibility to respect human rights. According to the Norwegian National Contact Point for the OCED Guidelines for Multi-National Enterprises, "there is a heightened due diligence requirement for business in relation to human rights violations when operating in … the disputed Non-Self-Governing Territory of Western Sahara".[3]

We acknowledge that PotashCorp has undertaken some efforts at due diligence, but no reports done by an independent party have been made publicly available, nor is it clear to what extent the UN Guiding Principles were used as benchmarks for the responsibilities of Potash. A number of large pension funds including the Swedish AP Funds have already divested from PotashCorp and other companies sourcing from Western Sahara.

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1   Robert F. Kennedy Center for Justice and Human Rights, 2013.

2   Letter from the Under-Secretary-General for Legal Affairs to the Security Council, 2002

3   Final Statement of the Norwegian OECD National Contact Point (NCP), 2013

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

PotashCorp, through a wholly owned U.S. subsidiary, purchases phosphate rock from the Moroccan company OCP, S.A. ("OCP") which operates in Western Sahara.

While we have no operations in Western Sahara, PotashCorp is mindful of the dispute between the Kingdom of Morocco and parties who claim to represent the interests of the inhabitants of Western Sahara. Our objective is to ensure that our business relationship with OCP lives up to our Code of Conduct as well as the international standards, trade and customs laws applicable to the region. PotashCorp — and its U.S. subsidiary — has consistently adhered to applicable trade and customs laws regarding the purchase of phosphate rock from OCP. Neither the U.N. nor any other competent legal authority has concluded that the production and use of phosphate rock from Western Sahara is in violation of international law. Like so many interested parties to the dispute, we are looking forward to a peaceful resolution and are encouraged by Morocco's autonomy plan for Western Sahara which has been well received by the international community. In the absence of a permanent resolution, a distinction must be made between political issues and the legal and other responsibilities placed on companies operating in the region or having business relations with companies operating in the region.

The phosphate rock we purchase from OCP is used at our Geismar, LA, facility, which requires a very specific phosphate rock to meet the requirements under a long-term agreement with a large customer that produces food-grade phosphoric acid. After an extensive review, we have concluded that the use of phosphate rock from other sources, including from our own mines in the United States, is not a viable option at this time given sensitivities to the particular qualities of the rock source.

As an ethical but non-political company, we have thoughtfully studied the issues surrounding Western Sahara. We know that living up to our commitments according to applicable trade and customs laws is not necessarily enough. That is why we are committed to our Core Values and Code of Conduct, which define the standards that we abide by in our daily actions. The Code of Conduct helps us fulfill our broader responsibilities by outlining our commitments to integrity, describing our principles of conduct and guiding ethical decision making. We have also sought to align our policies and practices with the U.N. Guiding Principles on Business and Human Rights as a framework.

Members of PotashCorp's senior management team have visited Western Sahara — touring the PhosBoucraâ operations and community of Laayoune — to observe firsthand the economic and social conditions, including the very real opportunities for employment, investment and infrastructure taking place in the region. We saw for ourselves the impact of OCP's activities to promote not only investment in the community but in its people too. Our investigations and efforts in respect of these issues were summarized in an August 2014 report made available on our website, which details our due diligence efforts including professional advice from independent advisors. We reviewed copies of legal opinions provided by highly respected global law firms, which concluded that OCP's operations in the region directly benefit the people of the region and are consistent with international legal obligations. We also obtained a copy of a report, conducted by KPMG, prepared in connection with one of the legal opinions. The KPMG report captures the economic and social impacts of OCP's operations in the region, as well as the sustainability of OCP's operations in the region. In 2013, after in-depth reviews of the legal opinions and the KPMG report, members of PotashCorp's senior management team met with the authors of the DLA Piper legal opinion to better understand the methodology and analysis that supported its position. Representatives of KPMG were also present to discuss the nature, scope and results of their work.

From this rigorous due diligence, we are comfortable the highest standards have been applied in assessing OCP's obligations, and that significant benefits continue to be harvested by the local population — including education and employment, local spending, community investment and other direct impacts.

As a result of the foregoing, we believe the Corporation's past efforts and our ongoing monitoring of the present situation in the Western Sahara already adequately responds to the Proposal.

For the reasons described above, the Board believes that the Proposal is not in the best interests of the Corporation.

The Board recommends that shareholders vote AGAINST this proposal.

Appendix E

Board of Directors Charter

1. PURPOSE AND ROLE

The Board of Directors (the "Board") of Potash Corporation of Saskatchewan Inc. (the "Corporation") is responsible for the stewardship and oversight of the management of the Corporation and its global business. It has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interest of all shareholders.

Although Directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation and its shareholders must be paramount at all times.

The involvement and commitment of Directors is evidenced by regular Board and Committee meeting attendance, preparation, and active participation in setting goals and requiring performance in the interest of shareholders.

2. COMPOSITION

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board, in accordance with the Corporation's articles, bylaws and applicable laws.

3. MEETINGS

The time at which and place where the meetings of the Board shall be held and the calling of the meetings and procedure in all things at such meetings shall be determined by the Board in accordance with the Corporation's articles, bylaws and applicable laws.

The agenda for each Board meeting shall be established by the CEO and the Board Chair, taking into account suggestions from other members of the Board. Meeting materials and information shall be distributed in advance of each meeting so as to provide adequate time for review. The Board has a policy of holding one meeting each year at one of the Corporation's operating facilities. Site visits by the Board and meetings with senior management of the facility are incorporated into the itinerary.

Directors are expected to attend, in person or via tele- or video-conference, all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a Director's absence from a meeting is unavoidable, the Director should, as soon as practicable after the meeting, contact the Board Chair, the CEO, or the Corporate Secretary for a briefing on the substantive elements of the meeting.

4. CHAIR

The Chair of the Board shall have the duties and responsibilities set forth in the "Chair of the Board of Directors Position Description."

5. RESPONSIBILITIES

The Board operates by delegating certain of its responsibilities to management and reserving certain powers to itself. Its principal duties fall into six categories:

- Overseeing and approving on an ongoing basis the Corporation's business strategy and strategic planning process;

- Selection of the management;

- Setting goals and standards for management, monitoring their performance and taking corrective action where necessary;

- Approving policies, procedures and systems for implementing strategy, managing risk, and ensuring the integrity of the Corporation's internal control and management information systems;

- Adopting a communications policy and reporting to shareholders on the performance of the business;

- Approval and completion of routine legal requirements.

5.1 Strategy Determination

(a) The Board has the responsibility to participate, as a whole and through its Committees, in identifying the objectives and goals of the business as well as the associated risks, and the strategy by which it proposes to reach those goals and mitigate such risks. The Board shall adopt a strategic planning process and shall approve, on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

(b) The Board has the responsibility to ensure congruence between shareholder expectations, company plans and management performance.

5.2 Selection of the Management

(a) The Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chair, nominating candidates for election to the Board, appointing Committees and determining Director compensation.

(b) The Board has the responsibility for the appointment and replacement of a Chief Executive Officer ("CEO") of the Corporation, for monitoring CEO performance, determining CEO compensation, and providing advice and counsel in the execution of the CEO's duties.

(c) The Board has the responsibility for approving the appointment and remuneration of all corporate officers, acting upon the advice of the CEO.

(d) The Board has the responsibility for, to the extent feasible, satisfying itself as to the integrity of the CEO and the other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

(e) The Board has the responsibility for ensuring that adequate provision has been made for management succession (including appointing, training and monitoring senior management).

5.3 Monitoring and Acting

(a) The Board has the responsibility for monitoring the Corporation's progress towards its goals, and revising and altering its direction in light of changing circumstances.

(b) The Board has the responsibility for taking action when performance falls short of its goals or when other special circumstances (for example mergers and acquisitions or changes in control) warrant it.

5.4 Policies and Procedures

(a) The Board has the responsibility for developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

(b) The Board has the responsibility for approving and monitoring compliance with all significant policies, procedures and internal control and management systems by which the Corporation is operated.

(c) The Board has responsibility for ensuring that the Corporation operates at all times within applicable laws and regulations, and to high ethical and moral standards.

5.5 Reporting to Shareholders

(a) The Board has the responsibility for adopting a communications policy for the Corporation, including adopting measures for receiving feedback from stakeholders.

(b) The Board has the responsibility for ensuring that the financial performance of the Corporation is reported to shareholders on a timely, regular and non-selective basis.

(c) The Board has the responsibility for ensuring that the financial results are reported fairly, and in accordance with generally accepted accounting principles.

(d) The Board has the responsibility for timely and non-selective reporting of any other developments that have a significant and material impact on the value of the shareholders' assets.

(e) The Board has the responsibility for reporting annually to shareholders on its stewardship for the preceding year.

(f) The Board has the responsibility for approving any payment of dividends to shareholders.

5.6 Legal Requirements

(a) The Board is responsible for ensuring that legal requirements, documents and records have been properly prepared, approved and maintained.

5.7 Other

(a) On an annual basis, this Board Charter shall be reviewed and assessed, and any proposed changes shall be submitted to the Board for consideration.

(b) Any security holder may contact the Board by email or by writing to the Board c/o the Corporate Secretary. Matters relating to the Corporation's accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other matters will be referred to the Board Chair.

Appendix F

Audit Committee Charter

1. PURPOSE

1.1 The Audit Committee (the "Committee") is a standing committee of the Board of Directors of Potash Corporation of Saskatchewan Inc. (the "Corporation"). Its purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the auditors of the Corporation (the "external auditors"), and (iv) the performance of the Corporation's internal audit function and external auditors. The Committee will also prepare the report that is, under applicable legislation and regulation, required to be included in the Corporation's annual proxy statement and circular.

2. AUTHORITY

2.1 The Committee has authority to conduct or authorize investigations into any matter within its scope of responsibility. It is empowered to:

(a) Determine the public accounting firm to be recommended to the Corporation's shareholders for appointment as external auditors, and, subject to applicable law, be directly responsible for the compensation and oversight of the work of the external auditors. The external auditors will report directly to the Committee.

(b) Resolve any disagreements between management and the external auditors regarding financial reporting.

(c) Pre-approve all auditing and permitted non-audit services performed by the Corporation's external auditors.

(d) Retain independent counsel, accountants, or others to advise the Committee or assist in its duties.

(e) Seek any information it requires from employees — all of whom are directed to cooperate with the Committee's requests — or external parties.

(f) Meet with the Corporation's officers, external auditors or outside counsel, as necessary.

(g) Delegate authority, to the extent permitted by applicable legislation and regulation, to one or more designated members of the Committee, including the authority to pre-approve all auditing and permitted non-audit services, providing that such decisions are presented to the full Committee at its next scheduled meeting.

3. COMPOSITION

3.1 The Committee shall consist of at least three and no more than six members of the Board of Directors.

3.2. The Corporate Governance and Nominating Committee will recommend to the Board of Directors members for appointment to the Committee and the Chair of the Committee. Only independent Directors shall be entitled to vote on any Board resolution approving such recommendations.

3.3. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

3.4. Each Committee member shall be independent according to the independence standards established by the Board of Directors, and all applicable corporate and securities laws and stock exchange listing standards.

3.5. Each Committee member will also be financially literate. At least one member shall be designated as the "financial expert", as defined by applicable legislation and regulation. No Committee member shall simultaneously serve on the audit committees of more than two other public companies.

4. MEETINGS

4.1 A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members present at a meeting duly called and held. All Committee members are expected to attend each meeting, in person or via tele- or video-conference. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

4.2. The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings, as circumstances require. The Committee will invite other members of the Board of Directors, members of management, internal auditors or others to attend meetings and provide pertinent information, as necessary. External auditors shall be entitled to receive notice of every meeting of the Committee and to attend and be heard thereat. The Committee will meet separately, periodically, with management, with internal audit and with external auditors. The Committee will also meet periodically *in camera*. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials.

4.3. The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided that meetings of the Committee shall be convened whenever requested by the external auditors or any member of the Committee in accordance with the *Canada Business Corporations Act* (the "CBCA"). Following a Committee meeting, the Committee Chair shall report on the Committee's activities to the Board of Directors at the next Board of Directors meeting. The Committee shall keep and approve minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be available as soon as practicable to the Board of Directors.

5. CHAIR

5.1 The Chair of the Committee shall have the duties and responsibilities set forth in Appendix "A".

6. RESPONSIBILITIES

There is hereby delegated to the Committee the duties and powers specified in section 171 of the CBCA and, without limiting these duties and powers, the Committee will carry out the following responsibilities.

6.1 Financial Statements

(a) Review significant accounting and reporting issues and understand their impact on the financial statements. These issues include:

(i) complex or unusual transactions and highly judgmental areas;

(ii) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles; and

(iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

(b) Review analyses prepared by management and/or the external auditors, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of new or revised IFRS methods on the financial statements.

(c) Review both U.S. GAAP (where applicable) and IFRS issues and any reconciliation issues from IFRS to U.S. GAAP.

(d) Review with management and the external auditors the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the external auditors' activities or on access to requested information, and the resolution of any significant disagreements with management.

(e) Review and discuss the annual audited financial statements and quarterly financial statements with management and the external auditors, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), including the discussion of critical accounting estimates included therein.

(f) Review and discuss the unaudited annual financial statements prior to the Corporation's year-end earnings release.

(g) Review the annual financial statements and MD&A and make a determination whether to recommend their approval by the Board of Directors.

(h) Approve the quarterly financial statements and MD&A prior to their release.

(i) Review disclosures made by the Chief Executive Officer and the Chief Financial Officer during the Forms 10-K and 10-Q certification process about significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation's internal controls.

(j) Review and discuss earnings press releases prior to their release (particularly use of "pro forma" information or other non-IFRS financial measures), as well as financial information and earnings guidance provided externally, including to analysts and rating agencies.

(k) Review management's internal control report and the related attestation by the external auditors of the Corporation's internal controls over financial reporting.

6.2. Internal Control

(a) Consider the effectiveness of the Corporation's internal control system, including information technology security and control.

(b) Understand the scope of internal audit's and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

(c) As requested by the Board of Directors, discuss with management, internal audit and the external auditors the Corporation's major risk exposures (whether financial, operational or otherwise), the adequacy and effectiveness of the accounting and financial controls, and the steps management has taken to monitor and control such exposures.

(d) Annually review the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

(e) Discuss with the Chief Financial Officer and, as is in the Committee's opinion appropriate, the Chief Executive Officer, all elements of the certification required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

6.3. Internal Audit

(a) Review with management, the external auditors and internal audit the charter, plans, activities, staffing and organizational structure of the internal audit function.

(b) Ensure there are no unjustified restrictions or limitations on the functioning of the internal audit department, and review and concur in the appointment, replacement, or dismissal of the Vice President, Internal Audit.

(c) Review the effectiveness of the internal audit function, including compliance with The Institute of Internal Auditors' International Professional Practices Framework (IPPF).

(d) On a regular basis, meet separately with the Vice President, Internal Audit to discuss any matters that the Committee or the Vice President, Internal Audit believes should be discussed privately.

6.4. External Audit

(a) Review the external auditors' proposed audit scope and approach, (including coordination of audit effort with internal audit) and budget.

(b) Oversee the work and review the performance of the external auditors, and make recommendations to the Board regarding the appointment or discharge of the external auditors. In performing this oversight and review, the Committee will:

(i) At least annually, obtain and review a report by the external auditors describing (A) the external auditors' internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (C) (to assess the auditor's independence) all relationships between the external auditors and the Corporation.

(ii) Take into account the opinions of management and internal audit.

(iii) Review and evaluate the lead partner of the external auditors.

(c) On an annual basis receive and review from the external auditors a report on items required to be communicated to the Committee by applicable rules and regulations.

(d) Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself.

(e) Present its conclusions with respect to the external auditors to the full Board of Directors.

(f) Set clear hiring policies for employees or former employees of the present or former external auditors.

(g) On a regular basis, meet separately with the external auditors to discuss any matters that the Committee or external auditors believe should be discussed privately.

6.5. Compliance

(a) Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.

(b) Establish procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(c) Review the findings of any examinations by regulatory agencies, and any external auditors observations made regarding those findings.

(d) Review the process for communicating the Core Values and Code of Conduct to Corporation personnel, and for monitoring compliance therewith.

(e) Obtain regular updates from management and the Corporation's legal counsel regarding compliance matters.

6.6. Reporting Responsibilities

(a) Regularly report to the Board of Directors about Committee activities and issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's external auditors, and the performance of the internal audit function.

(b) Provide an open avenue of communication between internal audit, the external auditors, and the Board of Directors.

(c) Report annually to shareholders, describing the Committee's composition, responsibilities and how they were discharged, and any other information required by applicable legislation or regulation, including approval of non-audit services.

(d) Review any other reports the Corporation issues that relate to Committee responsibilities.

6.7. Other Responsibilities

(a) Discuss with management the Corporation's major policies with respect to risk assessment and risk management.

(b) Perform other activities related to this Committee Charter as requested by the Board of Directors.

(c) Institute and oversee special investigations as needed.

(d) Ensure appropriate disclosure of this Committee Charter as may be required by applicable legislation or regulation.

(e) Confirm annually that all responsibilities outlined in this Committee Charter have been carried out.

(f) Receive and review, at least quarterly, a report prepared by the Corporation's Natural Gas Hedging Committee and, if the Corporation's hedged position is outside approved guidelines, determine the reasons for the deviation and any action which will be taken as a result.

(g) Annually review the Corporation's natural gas hedging policy statement, currency conversion policy and external borrowing policy with respect to the use of derivatives and swaps.

(h) Receive and review, at least annually and in conjunction with the Compensation Committee, a report on pension plan governance including a fund review and retirement plan accruals.

7. FUNDING

7.1 The Corporation shall provide for appropriate funding, as determined by the Committee, for (i) compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit review or attest services as pre-approved by the Committee; (ii) compensation to any outside experts employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

8. OTHER

8.1 The Committee shall conduct an evaluation of the Committee's performance and this Audit Committee Charter, including Appendix "A" attached hereto, at least annually, and recommend to the Board of Directors such Committee Charter changes as the Committee deems appropriate.

8.2. Authority to make minor technical amendments to this Committee Charter is hereby delegated to the Secretary of the Corporation who will report any amendments to the Board of Directors at its next meeting.

Appendix "A"

POTASH CORPORATION OF SASKATCHEWAN INC.

Audit Committee Chair Position Description

In addition to the duties and responsibilities set out in the Board of Directors Charter and any other applicable charter, mandate or position description, the chair (the "Chair") of the Audit Committee (the "Committee") of Potash Corporation of Saskatchewan Inc. (the "Corporation") has the duties and responsibilities described below.

1. Provide overall leadership to facilitate the effective functioning of the Committee, including:

    (a) overseeing the structure, composition, membership and activities delegated to the Committee;

    (b) chairing every meeting of the Committee and encouraging free and open discussion at meetings of the Committee;

    (c) scheduling and setting the agenda for Committee meetings with input from other Committee members, the Chair of the Board of Directors and management as appropriate;

    (d) facilitating the timely, accurate and proper flow of information to and from the Committee;

    (e) arranging for management, internal and external auditors and others to attend and present at Committee meetings as appropriate;

    (f) arranging sufficient time during Committee meetings to fully discuss agenda items;

    (g) encouraging Committee members to ask questions and express viewpoints during meetings; and

    (h) taking all other reasonable steps to ensure that the responsibilities and duties of the Committee, as outlined in its Charter, are well understood by the Committee members and executed as effectively as possible.

2. Foster ethical and responsible decision making by the Committee and its individual members.

3. Encourage the Committee to meet in separate, regularly scheduled, non-management, closed sessions with the internal auditor and the independent auditors.

4. Following each meeting of the Committee, report to the Board of Directors on the activities, findings and any recommendations of the Committee.

5. Carry out such other duties as may reasonably be requested by the Board of Directors.

Appendix G

Compensation Committee Responsibilities and Procedures

As described in the Compensation Committee's charter, the Compensation Committee has the responsibility to:

- review and approve on an annual basis the corporate goals and objectives relevant to the compensation of our CEO. The Compensation Committee evaluates at least once a year the CEO's performance in light of established goals and objectives and, based on such evaluation, together with all other independent members of the Board, determines and approves the CEO's annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation;

- review and approve on an annual basis the evaluation process and compensation structure for our executive officers, including an annual Executive Salary Administration Program under which the parameters for salary adjustments for officers are established;

- review and make recommendations to the Board with respect to the adoption, amendment and termination of our management incentive-compensation and equity-compensation plans, oversee their administration and discharge any duties imposed on the Compensation Committee by any of those plans;

- assess the competitiveness and appropriateness of our policies relating to the compensation of the executive officers;

- participate in the long-range planning for executive development and succession, and develop a CEO succession plan;

- develop the Compensation Committee's annual report on executive compensation for inclusion in our Management Proxy Circular, in accordance with applicable rules and regulations, and review and approve, prior to publication, the compensation sections of the Management Proxy Circular;

- review the general design and make-up of our broadly applicable benefit programs as to their general adequacy, competitiveness, internal equity and cost effectiveness;

- annually review the performance of our pension and other retirement benefit plans;

- review periodically executive officer transactions in our securities and approve such transactions as appropriate for their exemption from short-swing profit liability under Section 16(b) of the Exchange Act;

- consider and review the independence of its compensation advisors in accordance with applicable NYSE rules;

- annually review and recommend to the Board a compensation package for our directors;

- oversee and periodically review the Corporation's diversity and inclusion initiatives, including Aboriginal outreach efforts; and

- perform other review functions relating to management compensation and human resources policies as the Compensation Committee deems appropriate.

As the chief human resources officer, the Vice President, Human Resources and Administration is the Corporation's representative to the Compensation Committee and provides the Compensation Committee with information and input on corporate compensation and benefits philosophy and plan design, succession planning, program administration and the financial impact of director, executive and broad-based employee compensation and benefit programs. In addition, the Vice President, Human Resources and Administration provides information to and works with the Compensation Committee's executive compensation consultant as directed by the Compensation Committee.

Compensation Approval Process

The following chart summarizes the approval process for the compensation of our Chief Executive Officer and our Named Executive Officers.



Approves CEO Compensation
CHIEF EXECUTIVE OFFICER COMPENSATION
Approves and recommends CEO Compensation
BOARD OF DIRECTORS
COMPENSATION COMMITTEE
Towers Watson
Reports to Board
Approves other NEO Compensation
OTHER NAMED EXECUTIVE OFFICER COMPENSATION
Advises with respect to CEO and NEO Compensation
Recommends other NEO compensation
Chief Executive Officer
Human Resources

Compensation Committee 2014 Annual Work Plan

The Compensation Committee's 2014 Annual Work Plan, which summarizes actions taken and matters reviewed by the Compensation Committee during 2014, is as follows:

Committee Action	Jan	Feb	May	Jul	Sept	Nov	Board Action
Review CEO succession plan, management structure, and executive development	●						Information Only
Approve CEO's recommendation of EMT's compensation	●						Approve
Evaluation of CEO's performance in light of goals, base pay and total compensation determined	●						Approve
Recommend CEO's goals relevant to compensation for the next year	●						Approve
Approve Short-term incentive plan's awards and costing for the upcoming year, based upon approved budget targets	●						Approve
Approve Short-term incentive plan payouts for EMT, and in total	●						Approve
Recommend Short-term incentive plan payouts for CEO	●						Approve
Recommend estimate of total annual projected Performance Option Plan grant requirements	●						Approve
Review draft of Compensation Committee Report for annual proxy circular	●						Information Only
Review compensation program risk assessment	●						Information Only
Review compensation consultant independence	●						
Recommend cash medium-term incentive plan payouts for CEO	● (every 3 yrs)						Approve
Approve cash medium-term incentive plan payouts for EMT, and in total	● (every 3 yrs)						Approve
Review status report on Cash medium-term incentive performance measures and projected incentive payments	●			●		●	Information Only
Review execution of stock sales and ownership levels: • CEO, EMT and Board; review dilution	●		●	●		●	Information Only
Review of emerging issues in executive compensation	●		●	●		●	Information Only
Approve report on executive compensation for the proxy circular		●					Approve as part of proxy circular
Recommend performance option grants for CEO, EMT, and in total; reserve analysis and dilution			●				Approve
Review Compensation Committee evaluation and charter review			●				Information Only
Review Top 10 Executive Tally Sheet			●				Information Only

Committee Action	Jan	Feb	May	Jul	Sept	Nov	Board Action
Review peer group/comparator analysis			● (every 2 yrs/as required)				Information Only
Recommend Board Compensation Annual Review				●			Approve
Review labour relations environment				●			Information Only
Review (with Audit Committee) retirement benefits, including fund review, retirement plan accruals, and other				●			Information Only
Review pay for performance analysis				●			Information Only
Review interim update on CEO goals				●			Information Only
Review Compensation Committee self-evaluation results				●			Information Only
Review status report on short-term performance measures and projected incentive payments				●		●	Information Only
Recommend other risk categories assigned to the Compensation Committee (may be with the Audit Committee)				● (every 2 yrs)			Approve
Approve peer group/comparator analysis				● (every 2 yrs/as required)			Approve
Recommend final design cash medium-term incentive plan's performance goals, awards, and costing for the upcoming cycle				● (every 3 yrs)		● (every 3 yrs)	Approve
Recommend Salary Administration: Merit and range adjustments and budget for next year					●		Approve as part of final budget
Approve executive compensation philosophy to support the business objectives						●	Approve
Review of EMT total compensation structure (including competitiveness)						●	Information Only
Review staff succession planning						●	Information Only
Review report on sustainability performance						●	Information Only
Recommend Executive Management Team (EMT) changes (as occur)							Approve
Recommend any significant plan changes (as needed) Incentive and equity plans; Other plans (may be in conjunction with Audit Committee)							Approve as necessary